SeaChange®


New Opportunities

SEACHANGE INTERNATIONAL, INC. 2006 ANNUAL REPORT AND PROXY

SeaChange International, Inc. provides digital video systems that are changing television. Its powerful server and software systems enable television operators to offer new on demand services and to gain greater efficiencies in advertising and content delivery. With its Emmy-winning MediaCluster technology, thousands of SeaChange systems are helping broadband, broadcast and satellite television companies to streamline operations, expand services and increase revenues.

Now entering its second decade in service to television companies around the world, SeaChange International, Inc. has advanced its singular focus on digital video server systems and software to establish its leadership in mission-critical video delivery applications. From Verizon and Disney, to China Central Television and Comcast – customers worldwide have made SeaChange their video delivery platform.

SeaChange Milestones

1993 [illegible]

1994 [illegible]

1995 [illegible]

1996 [illegible]

1997 [illegible]

1998 [illegible]

1999 [illegible]

2000 [illegible]

2001 [illegible]

2002 [illegible]

2003 SeaChange employees world-wide celebrate 10 years in digital video delivery.

This year's NAB kudos include [illegible] Engineering and Digital Television [illegible]

Customers in the U.S. and [illegible] deploy SeaChange's [illegible] universal media [illegible] solution.

2004 [illegible]

2005 [illegible]

President's Letter

Dear Shareholders:

SeaChange is at the leading edge of one of the most dramatic consumer transformations ever — the shift to on demand media consumption. The trend is all around us — 24 million U.S. households have access to video-on-demand (VOD) on their TVs; and sports highlights, business briefs, movie clips and more are increasingly viewed on PCs, iPODs, mobile phones and PDAs.

At the core of this transformation are the cable and telco operators who are delivering the services and bandwidth that make this possible. Our customers, such as Comcast, Cox, Time Warner, Verizon, and NTT, see on demand as a strategic weapon. Many of these operators are collaborating with content providers, advertisers and web partners. They're working to create the highest quality outlets for customized, personal on demand content to televisions, telephones and personal computers.

In fiscal 2005 we experienced record revenues and earnings as our largest North American accounts deployed VOD throughout their systems. In fiscal 2006, capital spending by the leading U.S. cable operators paused, while the rollout of triple play services, including VOD, by the telcos was delayed. As a result, we experienced a greater-than-expected slowdown in the demand for VOD products. We ended the year with revenues of $126.3 million compared to revenues of $157.3 million in fiscal 2005. We recorded a net loss of $12.1 million, or $0.43 per diluted share, versus net income of $9.9 million, or $0.34 per diluted share in fiscal 2005. While the fiscal 2006 results were disappointing, we continued to see positive indicators throughout the year that the interest of cable and telco operators to move to on demand television was accelerating on a world-wide basis. Telco operators, for example, made their first real investments in on demand capability. We also saw an increase in sales in the second half of the year that we believe will position the company for significant year-over-year revenue growth in fiscal 2007.

For 2007 and beyond, we see three key market forces continuing to develop, reaffirming our belief that an upward trend in spending for on demand will continue. First, the amount of high-quality mainstream content, which drives increased usage and the need for greater streaming and storage capacity, continues to grow both in the U.S. and internationally. Second, the expanding emergence of high definition programming will require increased streaming and storage capacity, as high definition takes up to five times the bandwidth compared with standard definition. Finally, marketplace competition is driving the transition to all-digital networks and an increase in the deployment of digital set-top boxes. This will also drive an increase in the need for hardware, software and services.

As competition in on demand television intensified with the entry of major telecommunication companies, new system and service providers also began to emerge as our competitors. To address this, we made substantial, strategic changes in fiscal 2006 — to diversify and broaden our product and service offerings; to improve our ability to generate higher profit margins through the sale of a larger suite of software products and services; to expand our international presence in key markets in Asia, Europe and South America; and to develop more predictable, recurring revenue streams from higher margin media services and software subscriptions.

A key change was our purchase in fiscal 2006 of the remaining interest of the On Demand Group, Limited (ODG), a U.K.-based aggregator and marketer of television content. Content is a catalyst that draws viewers to on demand service. Service providers that can offer the best content will be the most successful. ODG gives us a way to deliver end-to-end on demand solutions, with the best content Hollywood has to offer, to our customers in Europe, such as we're doing for NTL in the U.K. ODG is a unique differentiator for SeaChange, helping our customers to move quickly, giving us improved insight into the media business, and providing recurring revenues and service contracts. In addition, ODG provides those customers who are new to television confidence in the success of their new ventures.

In fiscal 2006, we extended our depth and expertise in middleware and applications through the acquisition of the assets of Liberate Technologies outside of North America. Becoming a significant middleware player allows us to provide a broader portfolio of revenue -generating applications to our customers, such as games, and enhances our ability to provide end-to-end solutions.

Growth in on demand will also drive greater expenditures in network equipment as customers steadily expand their interactive digital video and IP services over broadband networks. Our investment in Casa Systems, a privately-held technology company that has developed next-generation broadband networking devices, will allow us to offer complete digital video solutions for our customers' network environment, expanding our market.

We also captured a number of significant new customers in fiscal 2006 as the telco providers entered the video market. We deployed on demand systems for Verizon's FiOS TV in key cities in the U.S., and internationally, we continued our deployment with large and small operators, including NTT's service in Tokyo and Osaka, and Telus in Canada.

For fiscal 2006, we maintained our leadership in VOD, despite the disappointing rate of new on demand deployments domestically. We penetrated new markets in cable and telco outside of the U.S., increasing our international revenues from 22% of total revenues in fiscal 2005 to 40% in fiscal 2006. We added new products and services through our acquisitions and through developments in software and hardware, and feel that these have strengthened our ability to serve this vast market in the years ahead.

For fiscal 2007, we will be focused on two goals: 1. returning the company to generating cash from operations, and 2. growing our market share globally with continued investment and focus on international opportunities in cable, telco and broadcast. We are well positioned and ready to respond to growing demand for video anywhere, anytime.

As we look forward to a very promising 2007, I want to thank you — our customers, our employees and our shareholders, for your continuing support.

Bill Styslinger

Bill Styslinger
President, CEO and Chairman
SeaChange International



SEACHANGE INTERNATIONAL, INC.
50 Nagog Park
Acton, Massachusetts 01720

NOTICE OF 2006 ANNUAL MEETING OF STOCKHOLDERS
To Be Held On July 12, 2006

The Annual Meeting of Stockholders of SeaChange International, Inc. ("SeaChange" or the "Company") will be held at SeaChange's offices, located at 50 Nagog Park, Acton, Massachusetts 01720, on Wednesday, July 12, 2006 at 10:00 a.m., local time, to consider and act upon each of the following matters:

1. To elect one member to the Board of Directors to serve for a three-year term as a Class I Director.
2. To approve SeaChange's Third Amended and Restated 1996 Employee Stock Purchase Plan.
3. To ratify the appointment of SeaChange's independent registered public accounting firm.
4. To transact such other business as may properly come before the meeting and any adjournments thereof.

Stockholders entitled to notice of and to vote at the meeting shall be determined as of the close of business on May 22, 2006, the record date fixed by the Board of Directors for such purpose.

IF YOU PLAN TO ATTEND:

Please call Martha Schaefer at (978) 897-0100 if you plan to attend. Please bring valid picture identification, such as a driver's license or passport. Stockholders holding stock in brokerage accounts ("street name" holders) will also need to bring a copy of a brokerage statement reflecting stock ownership as of the record date. Cameras, cell phones, recording devices and other electronic devices will not be permitted at the meeting.

By Order of the Board of Directors

KEVIN M. BISSON
Chief Financial Officer, Secretary, Treasurer and Senior Vice President, Finance and Administration

Acton, Massachusetts
May 24, 2006

Whether or not you expect to attend the meeting, please complete, date and sign the enclosed proxy and mail it promptly in the enclosed envelope to ensure representation of your shares. No postage need be affixed if the proxy is mailed in the United States. If you are the registered holder of the shares, you may rather choose to vote via the Internet or by telephone. If your shares are held in a bank or brokerage account, you may be eligible to vote electronically or by telephone. Please refer to the enclosed form for instructions.

2006 ANNUAL MEETING OF STOCKHOLDERS
PROXY STATEMENT
TABLE OF CONTENTS

SEACHANGE INTERNATIONAL, INC.
50 Nagog Park
Acton, Massachusetts 01720

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
To Be Held On July 12, 2006

May 24, 2006

Proxies in the form enclosed with this proxy statement are solicited by the Board of Directors (the "Board") of SeaChange International, Inc. for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held on Wednesday, July 12, 2006, at 10:00 A.M. Eastern Time, at SeaChange's offices, located at 50 Nagog Park, Acton, Massachusetts 01720. This proxy statement and the accompanying proxy were first mailed to stockholders on or about May 30, 2006.

Only stockholders of record as of the close of business on May 22, 2006 (the "Record Date"), will be entitled to vote at the Annual Meeting and any adjournments thereof.

All properly completed proxy forms returned in time to be cast at the Annual Meeting will be voted. With respect to the election of the Class I Director, any stockholder submitting a proxy has a right to withhold authority to vote for the nominee by indicating this in the space provided on the proxy. The stockholders will also consider and vote upon proposals put forth by the Board to approve SeaChange's Third Amended and Restated 1996 Employee Stock Purchase Plan and to ratify the selection of SeaChange's independent registered public accounting firm. Where a choice has been specified on the proxy card with respect to each proposal, the shares represented by the proxy will be voted in accordance with your specifications. If no specification is indicated on the proxy card, the shares represented by the proxy will be voted **FOR** the one nominee for election to the Board of Directors to serve as a Class I Director, **FOR** the proposal to approve SeaChange's Third Amended and Restated 1996 Employee Stock Purchase Plan, and **FOR** the proposal to approve the ratification of the selection of SeaChange's independent registered public accounting firm. Stockholders may vote in one of the following three ways: (1) by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage paid envelope by return mail, (2) by completing a proxy using the toll-free telephone number listed on the proxy card, or (3) by completing a proxy on the Internet at the address listed on the proxy card. Any proxy may be revoked by a stockholder at any time before its exercise by either delivering written revocation or a later dated proxy to the Secretary of SeaChange, entering a new vote by Internet or telephone, or attending the Annual Meeting of Stockholders and voting in person.

A majority in interest of the outstanding shares represented at the Annual Meeting in person or by proxy shall constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Directors are elected by a plurality of the votes cast by stockholders entitled to vote at the meeting. On all other matters being submitted to stockholders, an affirmative vote of at least a majority of the shares present, in person or represented by proxy, and voting on that matter is required for approval or ratification. An automated system administered by SeaChange's transfer agent tabulates the votes. The vote on each matter submitted to stockholders is tabulated separately. Abstentions, as well as broker "non-votes" are not considered to have been voted for such matters and have the practical effect of reducing the number of affirmative votes required to achieve a majority for such matters by reducing the total number of shares from which the majority is calculated.

The Board of Directors knows of no other matter to be presented at the Annual Meeting. If any other matter should be presented at the Annual Meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as proxies and in accordance with the Securities and Exchange Commission's ("SEC's") proxy rules. The persons named as proxies, William C. Styslinger, III and Kevin M. Bisson, were selected by the Board of Directors and are officers of SeaChange. See "Stockholder Proposals" herein at page 6.

OWNERSHIP OF SECURITIES

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of SeaChange common stock as of May 22, 2006 by:

- each person or entity who is known by SeaChange to beneficially own more than 5% of the common stock of SeaChange;
- each of the directors and executive officers of SeaChange named in the Summary Compensation Table on page 13; and
- all of the directors and executive officers of SeaChange as a group.

Except as indicated below, none of these persons or entities has a relationship with SeaChange. Unless otherwise indicated, the address of each person or entity named in the table is c/o SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts 01720, and each person or entity has sole voting power and investment power (or shares such power with his or her spouse), with respect to all shares of capital stock listed as owned by such person or entity.

The number and percentage of shares beneficially owned is determined in accordance with the rules of the SEC, and is not necessarily indicative of beneficial ownership for any other purpose. Under these rules, beneficial ownership includes any shares as to which a person has sole or shared voting power or investment power and also any shares of common stock underlying options or warrants that are exercisable by that person within 60 days of May 22, 2006. However, these shares underlying options or warrants are not treated as outstanding for the purpose of computing the percentage ownership of any other person or entity. Percentage of beneficial ownership is based on 28,538,794 shares of SeaChange's common stock outstanding as of May 22, 2006.

Name	Amount and Nature of Beneficial Ownership(1)	Percent of Common Stock Outstanding
William C. Styslinger, III (2)	2,225,881	7.7%
William L. Fiedler	213,455	*
Ira Goldfarb	194,968	*
Bruce E. Mann (3)	367,519	1.3%
Yvette M. Kanouff	137,389	*
Martin R. Hoffmann	202,528	*
Thomas F. Olson	42,562	*
Mary Palermo Cotton	22,500	*
Carmine Vona	64,449	*
Columbia Wanger Asset Management, L.P. (4) 227 West Monroe Street, Suite 3000 Chicago, Illinois 60606	2,914,200	10.2%
Wellington Management Company, LLP (5) 75 State Street Boston, MA 02109	3,981,100	13.9%
Austin W. Marxe and David M. Greenhouse (6) 527 Madison Avenue, Suite 2600 New York, New York 10022	1,875,626	6.6%
All executive officers and directors as a group (12 persons) (7)	3,571,500	12.3%

* Less than 1%

(1) Includes shares of Common Stock which have not been issued but are subject to options which either are presently exercisable or will become exercisable within 60 days of May 22, 2006, as follows: Mr. Styslinger, 370,157 shares; Mr. Fiedler, 208,455 shares; Mr. Goldfarb, 125,333 shares; Mr. Mann, 200,054 shares;

Ms. Kanouff, 119,857 shares; Mr. Hoffmann, 37,626 shares; Mr. Olson, 27,562 shares; Ms. Cotton, 5,000 shares; and Mr. Vona, 37,624 shares. Messrs. Styslinger, Fiedler, Goldfarb and Mann and Ms. Kanouff are each Named Executive Officers of SeaChange. Messrs. Styslinger, Hoffmann, Olson and Vona and Ms. Cotton are each directors of SeaChange.

(2) Includes 189,000 shares of common stock owned by Merrill Lynch, Trustee f/b/o William C. Styslinger, III, IRA. Excludes (i) 86,429 shares of common stock owned by Thomas and Emily Franeta as Trustees of The Styslinger Family Trust; (ii) 11,342 shares of common stock held by Thomas Franeta as Custodian for Kimberly J. Styslinger; (iii) 51,425 shares of common stock owned by his wife, Joyce Styslinger, and (iv) 5,240 shares of Common Stock owned by his daughter, Kimberly J. Styslinger. Mr. Styslinger disclaims beneficial ownership of the shares held by The Styslinger Family Trust; by Thomas Franeta as Custodian for Kimberly J. Styslinger; by his wife, Joyce Styslinger; and by his daughter, Kimberly J. Styslinger.

(3) Excludes an aggregate of 60,407 shares of common stock held by Mr. Mann's three children. Mr. Mann disclaims beneficial ownership of those shares held by his children.

(4) According to an amended Schedule 13G filed on February 14, 2006, Columbia Wanger Asset Management, L.P. shares voting and investment power over such shares with its general partner, WAM Acquisition GP, Inc., and with its discretionary clients. One such client, Columbia Acorn Trust, may be deemed to share voting and investment power with respect to 2,314,217 of the above-mentioned shares, as it is entitled to receive dividends from, and all proceeds from the sale of, such shares.

(5) According to an amended Schedule 13G filed on February 14, 2006, Wellington Management Company, LLP shares voting power with respect to 2,088,100 of the above-mentioned shares with its discretionary clients and shares dispositive power over all of the above-mentioned shares with its discretionary clients.

(6) According to a Schedule 13G filed on February 14, 2006, Messrs. Marxe and Greenhouse share sole voting and investment power over 185,063 shares of common stock owned by Special Situations Cayman Fund, L.P.; 52,433 shares of common stock owned by Special Situations Fund III, L.P.; 598,120 shares of common stock owned by Special Situations Fund III QP, L.P.; 148,535 shares of common stock owned by Special Situations Technology Fund, L.P. and 891,475 shares of common stock owned by Special Situations Technology Fund II, L.P.

(7) This group is comprised of those individuals named in the Summary Compensation Table on page 13, the remaining executive officers of SeaChange and those persons who were directors of SeaChange as of May 22, 2006. Includes an aggregate of 1,218,199 shares of Common Stock which the directors and executive officers, as a group, have the right to acquire by exercise of stock options within 60 days of May 22, 2006.

PROPOSAL NO. I

ELECTION OF DIRECTOR

SeaChange's Board of Directors currently consists of five members, four of whom are independent, non-employee directors. The Board of Directors is divided into three classes. Each class serves for a term of three years, with the terms of office of the directors in the respective classes expiring in successive years. The present term of the Class I Director expires at the Annual Meeting. The Board of Directors, based on the recommendation of the Corporate Governance and Nominating Committee, has nominated Mr. Styslinger for re-election as the sole Class I Director. The Board of Directors knows of no reason why the nominee should be unable or unwilling to serve, but if that should be the case, proxies will be voted for the election of some other person or persons, or for fixing the number of directors at a lesser number.

The Board of Directors unanimously recommends a vote "FOR" the Nominee listed below.

The following table sets forth, for the nominee to be elected at the Annual Meeting and the other current directors, the year each nominee or director was first appointed or elected a director, the principal occupation of the nominee and each of the directors during at least the past five years and the age of the nominee and each director.

NOMINEE FOR CLASS I DIRECTOR (TERM EXPIRES AT 2009 ANNUAL MEETING)

Nominee's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
William C. Styslinger, III (1993)	President, Chief Executive Officer, Chairman of the Board and Director
	William C. Styslinger, III, 60, is a founder of SeaChange and has served as the President, Chief Executive Officer and a Director since the inception of SeaChange in July 1993 and as Chairman of the Board since January 1995. Prior to forming SeaChange in 1993, Mr. Styslinger was employed at Digital Equipment Corporation since March 1978, most recently as manager of the Cable Television Business Unit from October 1991 to May 1993.

CLASS II DIRECTORS (TERM EXPIRES AT 2007 ANNUAL MEETING)

Director's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Martin R. Hoffmann (1995)	Director
	Martin R. Hoffmann, 74, has served as a Director of SeaChange since January 1995. In addition, Mr. Hoffmann currently is engaged as a full-time consultant to the U.S. Department of Defense. Mr. Hoffmann served as Of Counsel to the Washington D.C. office of Skadden, Arps, Slate, Meagher & Flom LLP from January 1996 until July 2000. From April 1995 to January 1996, Mr. Hoffmann maintained a law practice and business consulting practice. He was a Visiting Senior Fellow at the Center for Policy, Industry and Industrial Development at Massachusetts Institute of Technology from May 1993 to April 1995, prior to which, from April 1989, he served as Vice President and General Counsel for Digital Equipment Corporation. Mr. Hoffmann is a former member of the Board of Directors of Castle Energy Corporation, an oil and gas exploration and production company, and former Chairman of the Board of Mitretek Systems, a non-profit technology consulting and services company.

Director's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Thomas F. Olson (2001)	Director Thomas F. Olson, 57, has served as a Director of SeaChange since May 2001. In addition, from January 1999 to December 2003, Mr. Olson served as the Chief Executive Officer of National Cable Communications, a company specializing in cable television advertising time sales. From January 1995 to May 1998, Mr. Olson was Managing Partner of National Cable Communications and Chief Executive Officer of Katz Media Group, a radio, broadcast television and cable television national sales representation firm. Mr. Olson was with Katz Media Group for 23 years.

CLASS III DIRECTORS (TERMS EXPIRE AT 2008 ANNUAL MEETING)

Director's Name and Year First Became Director	Position and Principal Occupation and Business Experience During the Past Five Years
Mary Palermo Cotton (2004)	Director Mary Palermo Cotton, 48, has served as a Director of SeaChange since September 2004. In addition, Ms. Cotton has been the Chief Executive Officer of Frictionless Commerce, a company providing supplier relationship management software, since February 2005. Previously, Ms. Cotton was from February 2003 to July 2004 a Senior Advisor to Aspen Technology, a software service provider, and previously served as Aspen's Chief Operating Officer from January 2001 to January 2003 and its Executive Vice President from August 1998 to December 2000. Ms. Cotton additionally served on the Board of Directors of Precise Software Solutions from June 2000 to June 2003 when Precise Software Solutions was acquired by VERITAS Software.
Carmine Vona (1995)	Director Carmine Vona, 68, has served as a Director of SeaChange since January 1995. In addition, Mr. Vona has been President and Chief Executive Officer of Vona Information Systems, Inc., a consulting firm, since June 1996. Since December 2001, Mr. Vona has served as Chairman of Metrosoft, Inc., a New Jersey based company specializing in providing software products to the mutual funds industry. He also served as Metrosoft's Chief Executive Officer from December 2001 through December 2002. From August 2000 to December 2002, he also served as a member of the Board of Directors of E-LAB, an Italian bank wholly owned by Banca INTESA. From November 1969 to June 1996, Mr. Vona was employed by Bankers Trust Co., during which time he held positions as Executive Vice President and Senior Managing Director for worldwide technology. From August 1986 to June 1996 Mr. Vona was Chairman of BT-FSIS, a software development company and a wholly-owned subsidiary of Bankers Trust Co.

CORPORATE GOVERNANCE AND THE BOARD OF DIRECTORS

DETERMINATION OF DIRECTOR INDEPENDENCE

The Board of Directors has determined that Messrs. Hoffmann, Olson, and Vona and Ms. Cotton are "independent" directors, meeting all applicable independence requirements promulgated by the SEC, including Rule 10A-3(b)(1) pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and by the National Association of Securities Dealers, Inc. ("NASD"). In making this determination, the Board of Directors affirmatively determined that none of such directors has a relationship that, in the opinion of the Board of Directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

STOCKHOLDER PROPOSALS

Proposals of stockholders intended to be presented at the 2007 Annual Meeting of Stockholders must be received no later than the close of business on January 29, 2007 at SeaChange's principal executive offices in order to be included in the SeaChange proxy statement for that meeting. Any such stockholder proposals should be submitted to SeaChange International, Inc., 50 Nagog Park, Acton, Massachusetts, 01720, Attention: Secretary. Under the By-Laws of SeaChange, stockholders who wish to make a proposal at the 2007 Annual Meeting - other than one that will be included in SeaChange's proxy materials - must notify SeaChange no earlier than December 30, 2006, and no later than January 29, 2007. If a stockholder who wishes to present a proposal fails to notify SeaChange by January 29, 2007, the stockholder would not be entitled to present the proposal at the meeting. If, however, notwithstanding the requirements of the By-Laws of SeaChange, the proposal is brought before the meeting, then under the SEC's proxy rules the proxies solicited by management with respect to the 2007 Annual Meeting will confer discretionary voting authority with respect to the stockholder's proposal on the persons selected by management to vote the proxies. If a stockholder makes a timely notification, the proxies may still exercise discretionary voting authority under circumstances consistent with the SEC's proxy rules.

In order to curtail controversy as to the date on which a proposal will be marked as received by SeaChange, it is suggested that stockholders submit their proposals by Certified Mail—Return Receipt Requested.

AVAILABILITY OF CORPORATE GOVERNANCE DOCUMENTS

SeaChange's Code of Ethics and Business Conduct ("Ethics Policy") for all directors and all employees of SeaChange, including executive officers, and the charters for SeaChange's Board of Directors standing committees (Audit, Compensation and Option, Corporate Governance and Nominating) are available on SeaChange's website at *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link.

BOARD MEETINGS

The Board of Directors of SeaChange met sixteen times and acted by written consent one time during the fiscal year ended January 31, 2006. During the fiscal year ended January 31, 2006, each director attended at least 75% of the total number of meetings of the Board of Directors and meetings of all the committees of the Board on which they serve. SeaChange has a policy that its Board of Directors attend SeaChange's Annual Meeting of Stockholders. Last year, all of the directors attended the Annual Meeting of Stockholders that was held on July 13, 2005.

BOARD COMMITTEES

The Board has three standing committees: an Audit Committee, a Compensation and Option Committee, and a Corporate Governance and Nominating Committee. The members of each committee are appointed by the Board based on the recommendation of the Corporate Governance and Nominating Committee, and are set forth below in this proxy statement. Actions taken by any committee of the Board are reported to the Board, usually at the next Board meeting following a committee meeting. Each standing committee is governed by a committee-specific charter that is reviewed periodically by the applicable committee pursuant to the rules set forth in each charter. The Board annually conducts a self-evaluation of each of its committees. All members of all committees are independent directors.

Audit Committee

The Audit Committee members are Messrs. Hoffmann, Olson and Vona and Ms. Cotton (Chair), each of whom meet the independence requirements promulgated by the SEC and the NASD, as described above. In addition, SeaChange's Board has determined that each member of the Audit Committee is financially literate and that Ms. Cotton satisfies the requirement of the NASD applicable to Nasdaq-listed companies that at least one member of the Audit Committee possess financial sophistication and that Ms. Cotton is an "audit committee financial expert" as defined in the rules and regulations promulgated under the Exchange Act. The Audit Committee's oversight responsibilities include matters relating to SeaChange's financial disclosure and reporting process, including the system of internal controls, the performance of SeaChange's internal audit function, compliance with legal and regulatory requirements, and the appointment and activities of SeaChange's independent auditors. The Audit Committee met five times during fiscal year 2006. The responsibilities of the Audit Committee and its activities during fiscal year 2006 are more fully described in the Audit Committee Report contained in this proxy statement.

Compensation and Option Committee

The Compensation and Option Committee members are Messrs. Hoffmann, Olson (Chair) and Vona, each of whom meet the independence requirements promulgated by the SEC and the NASD, as described above. Among other things, the Compensation and Option Committee determines the compensation, including stock options, restricted stock units and other equity compensation, of SeaChange's management and key employees, and administers and makes recommendations concerning SeaChange's equity compensation plans. The Compensation and Option Committee met three times and acted by unanimous written consent eleven times during fiscal year 2006. The responsibilities of the Compensation Committee and its activities during fiscal year 2006 are more fully described in the Compensation and Option Committee Report contained in this proxy statement.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee members are Messrs. Hoffmann (Chair), Olson and Vona, each of whom meet the independence requirements promulgated by the SEC and the NASD, as described above. The Corporate Governance and Nominating Committee is responsible for oversight of corporate governance at SeaChange, recommending to the Board of Directors persons to be nominated for election or appointment as directors of SeaChange and monitoring compliance with SeaChange's Ethics Policy. The Corporate Governance and Nominating Committee identifies Board candidates through numerous sources, including recommendations from existing Board members, executive officers, and stockholders of SeaChange. Additionally, the Corporate Governance and Nominating Committee may identify candidates through engagements with executive search firms. The Corporate Governance and Nominating Committee met one time during fiscal year 2006.

Qualifications of Director Candidates

In evaluating the suitability of individuals for Board membership, the Corporate Governance and Nominating Committee takes into account many factors, including whether the individual meets the requirements for independence, his or her professional expertise and educational background, and other factors that promote diversity of views and experience. The Corporate Governance and Nominating Committee evaluates each individual in the context of the entire Board, with the objective of recommending nominees who can best further the success of SeaChange's business and represent stockholder interests. As part of the review in fiscal year 2006 by the Corporate Governance and Nominating Committee of SeaChange's corporate governance documents, these criteria were reviewed. No changes to these criteria were recommended as a result of such review.

Procedures for Stockholders to Recommend Director Candidates

Stockholders wishing to suggest candidates to the Corporate Governance and Nominating Committee for consideration as potential director nominees may do so by submitting the candidate's name, experience, and other relevant information to the SeaChange Corporate Governance and Nominating Committee, 50 Nagog Park, Acton, Massachusetts 01720. SeaChange stockholders wishing to nominate directors may do so by submitting a written notice to the Secretary of SeaChange at the same address in accordance with the nomination procedures set forth in SeaChange's By-Laws. The procedures are summarized in this proxy statement under the heading "Stockholder Proposals." The Secretary will provide the notice to the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee does not distinguish between nominees recommended by stockholders and other nominees. All nominees must meet, at a minimum, the qualifications described in "Qualifications of Director Candidates" above. The Committee did not receive any stockholder nominee recommendations for this annual meeting.

Process for Stockholders to Communicate with Directors

Stockholders may write to the Board or a particular Board member by addressing such communication to the Board or Board member, as applicable, care of SeaChange's Chief Financial Officer, at SeaChange's offices at 50 Nagog Park, Acton Massachusetts 01720. Unless such communication is addressed to an individual director, SeaChange will forward any such communication to each of the directors.

COMPENSATION OF DIRECTORS

During the fiscal year ended January 31, 2006, directors who were employees of SeaChange received no cash compensation for their services as directors, except for reimbursement of expenses incurred in connection with attending meetings. In fiscal year 2006, SeaChange paid directors who are not employees of SeaChange a fee of $4,000 per quarter and a fee of $1,000 for each meeting of the Board of Directors that they attended in person or by phone and such directors were reimbursed for their reasonable out-of-pocket expenses incurred in attending such meetings. The Chairperson of the Audit Committee of the Board of Directors is also entitled to receive a cash payment of $2,000 per quarter for a total payment of $8,000 per annum.

Each non-employee director is also eligible to participate in SeaChange's 2005 Equity Compensation and Incentive Plan. In accordance with Financial Accounting Standards Board's new expense recognition standard, beginning in SeaChange's 2007 fiscal year, SeaChange is required to record in its statement of operations equity-based compensation expense for stock compensation awards, including stock options, based on the fair value of the equity instrument at the time of grant. The Compensation and Option Committee of the Board has been monitoring the new rules and regulations relating to stock option expensing as well as external market changes in equity compensation practices. Additionally, the Compensation and Option Committee evaluated the benefits and effectiveness of stock options against various other forms of equity compensation, including restricted stock units and restricted stock. As a result of this evaluation and the changing regulations, in December 2005, the Compensation and Option Committee of the Board adopted a new compensation policy for non-employee directors whereby each non-employee director is entitled to receive an annual grant of 10,000 restricted stock units in lieu of a quarterly option grant to purchase 2,500 shares of SeaChange's common stock. Accordingly, in the fiscal year ended January 31, 2006, each of Messrs. Hoffmann, Olson and Vona and Ms. Cotton received 10,000 restricted stock units on December 8, 2005.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee currently consists of Ms. Cotton and Messrs. Hoffmann, Olson and Vona.

The Audit Committee's primary duties and responsibilities are to:

- Appoint, compensate and retain SeaChange's independent registered public accounting firm, and oversee the work performed by the independent registered public accounting firm.
- Assist the Board of Directors in fulfilling its responsibilities by reviewing the financial reports provided by SeaChange to the SEC and SeaChange's stockholders.
- Monitor the integrity of SeaChange's financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance.
- Recommend, establish and monitor procedures designed to improve the quality and reliability of the disclosure of SeaChange's financial condition and results of operations.
- Provide an avenue of communication among the independent registered public accounting firm, management and the Board of Directors.

The Board of Directors has adopted a written charter setting out the functions the Audit Committee is to perform. A copy of this may be found on SeaChange's website at *www.schange.com* under the "Corporate Governance" section of the "Investor Relations" link.

Management has primary responsibility for SeaChange's consolidated financial statements and the overall reporting process, including SeaChange's system of internal controls.

The independent registered public accounting firm audits the annual consolidated financial statements prepared by management, expresses an opinion as to whether those consolidated financial statements fairly present, in all material respects, the financial position, results of operations and cash flows of SeaChange in conformity with accounting principles generally accepted in the United States of America, provides an attestation report on management's assessment of SeaChange's internal control over financial reporting in SeaChange's annual report on Form 10-K and discusses with the Audit Committee any issues the independent registered public accounting firm believes should be raised with SeaChange.

For fiscal year 2006, the Audit Committee reviewed the audited consolidated financial statements of SeaChange and met with both management and PricewaterhouseCoopers LLP, SeaChange's independent registered public accounting firm, to discuss those consolidated financial statements. Management has represented to the Audit Committee that the consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and that there were no material deficiencies in the design or operation of internal controls which could adversely affect SeaChange's ability to record, process, summarize and report financial data and that there was no fraud, whether or not material, that involved management or other employees who have a significant role in SeaChange's internal controls.

The Committee has received from and discussed with PricewaterhouseCoopers LLP the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). These items relate to PricewaterhouseCoopers LLP's independence from SeaChange. The Committee also discussed with PricewaterhouseCoopers LLP the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended by Statement on Auditing Standards No. 90 (Audit Committees Communications).

Based on these reviews and discussions, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements of SeaChange be included in its Annual Report on Form 10-K for the fiscal year ended January 31, 2006. The Audit Committee also decided to retain PricewaterhouseCoopers LLP as SeaChange's independent registered public accounting firm for the 2007 fiscal year.

RESPECTFULLY SUBMITTED BY THE AUDIT
COMMITTEE OF THE BOARD OF DIRECTORS

Mary Palermo Cotton (Chairman)
Thomas F. Olson
Martin R. Hoffmann
Carmine Vona

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material." No portion of this Audit Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that SeaChange specifically incorporates this report or any portion of it by reference. In addition, this report shall not be deemed to be filed under either the Securities Act or the Exchange Act.

COMPENSATION AND OTHER INFORMATION CONCERNING EXECUTIVE OFFICERS

EXECUTIVE OFFICERS

In addition to Mr. Styslinger, SeaChange's President, Chief Executive Officer, Chairman of the Board and Director, whose biographical information is set forth above at page 4, SeaChange's executive officers are:

Executive Officer's Name	Position and Principal Occupation and Business Experience During the Past Five Years
Andrew Thomas Birchall	Senior Vice President Andrew Birchall, 61, has served as Senior Vice President of SeaChange since September 2005, concurrent with SeaChange's acquisition of ODG. Mr. Birchall also serves as Executive Chairman of ODG, a position he has held since October 2002. Mr. Birchall was a founder of ODG in 1995. Prior to founding ODG, Mr. Birchall served as Head of Acquisitions and Managing Director of The Movie Channel at British Satellite Broadcasting from March 1987 to November 1990. Prior to that, from September 1984 to February 1987, Mr. Birchall served as Chief Executive Officer of Premiere International, the first pay TV film channel in the UK.
Kevin M. Bisson	Chief Financial Officer, Treasurer, Secretary and Senior Vice President, Finance and Administration Kevin M. Bisson, 44, joined SeaChange on March 13, 2006 as the Senior Vice President, Finance and Administration, Secretary and Treasurer. Following the filing of SeaChange's Annual Report on Form 10-K for the year ended January 31, 2006, Mr. Bisson assumed the role of Chief Financial Officer. Prior to joining SeaChange, Mr. Bisson served from May 2003 until March 2006 as the Senior Vice President and Chief Financial Officer of American Superconductor Corporation, an energy technologies company, and was also the Treasurer of American Superconductor Corporation from January 2004 until March 2006. Prior to joining American Superconductor Corporation, Mr. Bisson served from 2000 to 2003 as Vice President, Controller and Treasurer for Axcelis Technologies, Inc., a semiconductor equipment manufacturing company.
Steven M. Davi	Senior Vice President, Software Engineering Steven M. Davi, 42, joined SeaChange in November 1997 and, since July 2005, has served as Senior Vice President, Software Engineering. Mr. Davi previously served as Vice President, Engineering from August 2003 to July 2005, as Manager, Engineering from August 1998 to August 2003 and as Consulting Software Engineer from November 1997 to August 1998. Prior to joining SeaChange, Mr. Davi served from September 1990 until November 1997 in various engineering and managerial positions at Banyan Systems Inc., a network operating system software company that specialized in enterprise scale directory and messaging products. Prior to joining Banyan Systems, Mr. Davi served from June 1985 until September 1990 in various engineering positions within the networking division at Data General.

Executive Officer's Name	Position and Principal Occupation and Business Experience During the Past Five Years
William L. Fiedler	Chief Financial Officer (resigned as of April 18, 2006), Treasurer, Secretary and Senior Vice President, Finance and Administration (resigned as of March 13, 2006) Through the above-mentioned dates, William L. Fiedler, 61, served as SeaChange's Chief Financial Officer and Treasurer since September 1998, Senior Vice President, Finance and Administration, since August 2003, and Secretary since May 2000. Prior to assuming the role of Senior Vice President, Finance and Administration in August 2003, Mr. Fiedler served as Vice President, Finance and Administration, since September 1998. Prior to joining SeaChange, Mr. Fiedler served from July 1984 to June 1998 as the Chief Financial Officer, Treasurer and Senior Vice President, Finance and Administration of Matrix One, Inc., a developer of product data management systems. Prior to that, Mr. Fiedler served as the Chief Financial Officer of Hendrix Electronics Inc., a developer of text processing and graphics publishing systems, and had also held controllership positions at Bose Corporation and GTE Sylvania.
Ira Goldfarb	Senior Vice President, Worldwide Sales Ira Goldfarb, 48, has served as Senior Vice President, Worldwide Sales since August 2003. Prior to that, Mr. Goldfarb served as Vice President, Worldwide Sales since January 1998, Vice President, U.S. Systems Sales from August 1997 to January 1998, as Vice President, Eastern Region from January 1997 to August 1997, and as Vice President, Central Region, from August 1994 to January 1997. Prior to joining SeaChange, Mr. Goldfarb held several sales management positions at Digital Equipment Corporation from September 1983 to July 1994.
Yvette Kanouff	Chief Strategy Officer Yvette Kanouff, 40, joined SeaChange in September 1997 and, since March 2006, has served as SeaChange's Chief Strategy Officer. Previously, Ms. Kanouff served from July 2005 to March 2006 as Senior Vice President, Strategic Planning and Business Development, and as Vice President, Interactive Television Management from August 2003 to July 2005. Prior to that, Mr. Kanouff served as Vice President, Technology from July 2001 to August 2003, and as Director, Interactive Technology from September 1997 to July 2001.
Anthony William Kelly	Senior Vice President Anthony Kelly, 44, has served as Senior Vice President of SeaChange since September 2005, concurrent with SeaChange's acquisition of ODG. Mr. Kelly also serves as Chief Executive Officer of ODG, a position he has held since 1996. Prior to assuming the role of Chief Executive Officer of ODG, Mr. Kelly served as a director of the Lambie Nairn Group from May 1992 to December 1994 and as an executive at Video Networks Limited from December 1992 to April 1995. Prior to that, from July 1990 to April 1992, Mr. Kelly served as CEO of the Palace Group, a major UK independent film producer and distributor. Before joining Palace, Mr. Kelly was Head of Program Finance at British Satellite Broadcasting from 1987 to June 1990.

Executive Officer's Name	Position and Principal Occupation and Business Experience During the Past Five Years
Bruce E. Mann	Senior Vice President, Network Storage Engineering Bruce E. Mann, 58, joined SeaChange in September 1994 as Vice President, Network Storage Engineering. In August 2003, Mr. Mann assumed the role of Senior Vice President, Network Storage Engineering. Prior to joining SeaChange, Mr. Mann served as Director of Engineering at Ungermann-Bass, Inc., a subsidiary of Tandem Computers Inc., from March 1993 to September 1994. Prior to that, from September 1976 to March 1993, Mr. Mann was an engineer at Digital Equipment Corporation, most recently as Senior Consulting Engineer.

Executive officers of SeaChange are appointed by, and serve at the discretion of, the Board of Directors, and serve until their successors have been duly elected and qualified. There are no family relationships among any of the executive officers or directors of SeaChange. Each executive officer is a full time employee of SeaChange. There is no family relationship between any executive officer or director of SeaChange.

EXECUTIVE COMPENSATION

The following table sets forth summary information concerning the compensation SeaChange paid for services rendered during the fiscal year ended January 31, 2006, the fiscal year ended January 31, 2005, and the fiscal year ended January 31, 2004, for its chief executive officer and each of its other four most highly compensated executive officers who received total salary and bonus in excess of $100,000 and who served as of January 31, 2006 (the "Named Executive Officers").

Summary Compensation Table

	Annual Compensation(1)			Long-Term Compensation(2) Award	
Name and Principal Position	Period	Salary($)(1)	Bonus($)	Restricted Stock Unit Awards($)(3)	Securities Underlying Options(#)
William C. Styslinger, III	2006	$ 334,999	$ —	$ 189,000	—
President and Chief Executive Officer	2005	336,249	—	—	100,000
	2004	294,999	120,000	—	135,000
William L. Fiedler	2006	$ 260,059	$ 33,750	$ —	—
Chief Financial Officer, Secretary, Treasurer and Senior Vice President, Finance and Administration	2005	252,597	45,000	—	30,000
	2004	240,576	53,750	—	20,000
Ira Goldfarb	2006	$ 150,000	$ 186,050 (4)	$ 113,290	—
Senior Vice President, Worldwide Sales	2005	150,000	389,787 (4)	—	25,000
	2004	150,000	334,433 (4)	—	29,500
Bruce E. Mann	2006	$ 258,883	$ 22,500	$ 113,290	—
Senior Vice President, Network Storage Engineering	2005	246,679	45,000	—	25,000
	2004	233,827	54,857	—	18,000
Yvette Kanouff	2006	$ 197,266	$ 141,089 (4)	$ 113,290	—
Chief Strategy Officer					

(1) The compensation described in this table does not include medical and group life insurance or other benefits received by the Named Executive Officers which are available generally to all salaried employees of SeaChange and certain perquisites and other personal benefits, securities or property received by the Named Executive Officers which do not exceed the lesser of $50,000 or 10% of any such officer's salary disclosed in this table.

(2) Represents stock options granted under SeaChange's Amended and Restated 1995 Stock Option Plan and restricted stock units granted under SeaChange's 2005 Equity Compensation and Incentive Plan. With the exception of the restricted stock unit awards and options disclosed in the table, SeaChange did not grant any stock options, stock appreciation rights or other equity compensation or make any long-term incentive plan payouts to Named Executive Officers during fiscal years 2006, 2005 and 2004.

(3) On December 8, 2005, Messrs. Goldfarb and Mann and Ms. Kanouff were each granted 7,000 restricted stock units, which, as of January 31, 2006 had a value of $58,240 based on the closing price of SeaChange's common stock on January 31, 2006. On February 9, 2006, Mr. Styslinger was granted 20,000 restricted stock units and each of Messrs. Goldfarb and Mann and Ms. Kanouff were granted 6,000 restricted stock units, and the value of these awards based on the closing price of SeaChange's common stock on February 9, 2006 is reflected in the Summary Compensation Table. If these awards made February 9, 2006 had been outstanding on January 31, 2006, they would have had a value of $166,400 in the case of the award made to Mr. Styslinger and $49,920 for each of the other recipients, based on the closing price of SeaChange's common stock on January 31, 2006. Each restricted stock unit award vests ratably over three years on the anniversary of the award grant. Upon each vesting date, the holder will be entitled to receive any dividends paid by SeaChange with respect to the common stock covered by the restricted stock units after the grant of the restricted stock units and/or the immediately preceding vesting date and prior to the applicable vesting date.

(4) Represents sales commission.

OPTION GRANTS IN LAST FISCAL YEAR

No options were granted to SeaChange's Named Executive Officers during the fiscal year ended January 31, 2006 under SeaChange's Amended and Restated 1995 Stock Option Plan or under SeaChange's 2005 Equity Compensation and Incentive Plan.

AGGREGATED OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

The following table sets forth as of January 31, 2006 information with respect to options to purchase common stock granted to Named Executive Officers under SeaChange's Amended and Restated 1995 Stock Option Plan and SeaChange's 2005 Equity Compensation and Incentive Plan.

The value of unexercised in-the-money options as of January 31, 2006 is based on the difference between the option exercise price and the fair market value of SeaChange's common stock at January 31, 2006, SeaChange's fiscal year-end ($8.32 per share as quoted on the Nasdaq National Market on January 31, 2006), multiplied by the number of shares underlying the option.

Name	Shares Acquired on Exercise (#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at January 31, 2006 (#) Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options At January 31, 2006 ($) Exercisable/ Unexercisable
William C. Styslinger, III	—	N/A	360,783 /23,435	$ 41,863 / $30,934
William L. Fiedler	—	N/A	206,769 / 3,881	$330,775 / $ 6,870
Ira Goldfarb	—	N/A	122,397 / 6,503	$ 55,864 / $10,331
Bruce E. Mann	—	N/A	193,118 /13,881	$116,535 / $30,045
Yvette Kanouff	—	N/A	117,173 / 6,077	$ 97,836 / $ 9,389

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about the common stock that may be issued upon the exercise of options, warrants and rights under all of SeaChange's existing equity compensation plans as of January 31, 2006, including the 2005 Equity Compensation and Incentive Plan, the Amended and Restated 1995 Stock Option Plan, the 1996 Non-Employee Director Stock Option Plan and the Second Amended and Restated 1996 Employee Stock Purchase Plan, as amended.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders(1)	6,551,857 (2)	$ 14.68	944,317 (3)
Equity compensation not approved by security holders(4)	160,134	$ 14.71	—
Total	6,711,991	$ 14.68 (5)	944,317

(1) Consists of the 2005 Equity Compensation and Incentive Plan, the Amended and Restated 1995 Stock Option Plan, the 1996 Non-Employee Director Stock Option Plan and the Second Amended and Restated 1996 Employee Stock Purchase Plan, as amended.

(2) Excludes the shares to be issued for the period ended May 31, 2006 under the Second Amended and Restated 1996 Employee Stock Purchase Plan, as amended, because the number of shares to be issued upon exercise of currently outstanding options thereunder cannot be determined, as it will be determined on May 31, 2006, the last day of the payment period, and will be for a maximum of 1,125 shares per eligible participant.

(3) As of January 31, 2006, 832,104 shares remained available for issuance under the 2005 Equity Compensation and Incentive Plan and 112,901 shares remained available for grant under the Second Amended and Restated 1996 Employee Stock Purchase Plan, as amended. As of January 31, 2006, no shares remained available for issuance under the 1996 Non-Employee Director Stock Option Plan as this plan was terminated by the Board of Directors in May 2002 and no shares remained available for issuance under the Amended and Restated 1995 Stock Option Plan as the plan was terminated following the adoption of the 2005 Equity Compensation and Incentive Plan on July 13, 2005.

(4) Pursuant to the Video-on-Demand Purchase Agreement, dated as of December 1, 2000, by and between SeaChange and Comcast Cable Communications of Pennsylvania, Inc., Comcast has been issued warrants exercisable for 450,000 shares of common stock. As disclosed in SeaChange's Current Report on Form 8-K filed October 6, 2004, Comcast exercised certain of these warrants and there remains outstanding today one warrant exercisable for 160,134 shares of common stock with a per share exercise price of $14.71 and which is nonforfeitable and freely exercisable.

(5) Excludes the weighted average exercise price for shares to be issued under the Second Amended and Restated 1996 Employee Stock Purchase Plan, as amended, because the weighted average exercise price of currently outstanding options thereunder cannot be determined, as it will be equal to 85% of the lower of the average market price of the common stock on December 1, 2005 and May 31, 2006, the first and last business day of the applicable payment period.

CHANGE IN CONTROL AGREEMENTS

SeaChange has also entered into Change-In-Control Severance Agreements with certain of its executive officers which are designed to provide an incentive to each executive to remain with SeaChange leading up to and following a Change in Control. For purposes of the agreements, "Change in Control" means (i) the members of the Board of Directors of SeaChange at the beginning of any consecutive 24-calendar month period ("Incumbent Directors") cease for any reason other than death to constitute at least a majority of the Board, provided that any director whose election, or nomination for election, was approved by at least a majority of the members of the Board then still in office who were members of the Board at the beginning of the 24-calendar month period shall be deemed to be an Incumbent Director; (ii) any consolidation or merger whereby the stockholders of SeaChange immediately prior to the consolidation or merger do not, immediately after the consolidation or merger, beneficially own shares representing 50% or more of the combined voting power of the securities of the corporation (or its ultimate parent corporation) issuing cash or securities in the consolidation or merger; (iii) any sale or other transfer of all or substantially all of the assets of SeaChange to another entity, other than an entity of which at least 50% of the combined voting power is owned by stockholders in substantially the same proportion as their ownership of SeaChange prior to the transaction, or (iv) any approval by the stockholders of SeaChange of a plan for liquidation or dissolution of SeaChange.

Upon a Change in Control, all of the executive's unvested stock options and stock appreciation rights automatically vest and become immediately exercisable and all of the executive's restricted stock and restricted stock rights automatically vest and become immediately transferable free of restrictions. In the event of a subsequent termination of the executive's employment for any reason, all of the executive's stock options become exercisable for the lesser of (i) the remaining applicable term of the particular stock option or (ii) three years from the date of termination. If within one year following a Change in Control the executive's employment is terminated (i) by SeaChange other than for specified cause, death or disability, or (ii) by the executive for specified good reason, the executive shall be entitled to the following: (a) two times the executive's annual base salary plus one times the executive's bonus for the preceding year; (b) for a period of two years, continued health, life and disability benefits; (c) outplacement services for up to one year following termination; (d) up to $5,000 of financial planning services; and (e) accrued vacation pay. If all or any portion of the benefits and payments provided to the executive would constitute an excess parachute payment within the meaning of Section 280G of the Internal Revenue Code resulting in the imposition on the executive of an excise tax, the payments and benefits will be "grossed-up" so as to place the executive in the same after-tax position as if no excise tax had been imposed.

MANAGEMENT TRANSITION AGREEMENT

On January 30, 2006, SeaChange entered into a Management Transition Agreement with Mr. Fiedler, in connection with the transition by SeaChange to a new Chief Financial Officer. Pursuant to the terms of the agreement, Mr. Fiedler will remain an employee of SeaChange through January 31, 2008, receive his current basic salary as of the date of the agreement through April 30, 2006, receive a basic salary of $17,975 per month from May 1, 2006 through January 31, 2008, and continue to vest in his stock options throughout the term of the agreement. During the term of the agreement, Mr. Fiedler has agreed to make himself available as reasonably requested by SeaChange to provide services and duties as SeaChange reasonably requests, including, without limitation, providing training, advice and assistance to SeaChange and its new Chief Financial Officer in the transition to the position of Chief Financial Officer of SeaChange. A copy of this agreement was filed as Exhibit 10.2 to SeaChange's Current Report on Form 8-K that was filed with the SEC on February 1, 2006.

COMPENSATION AND OPTION COMMITTEE REPORT

To SeaChange Stockholders:

SeaChange's executive compensation program is administered by the Compensation and Option Committee of the Board of Directors, which is comprised entirely of independent non-employee directors. Pursuant to authority delegated by the Board of Directors, the Compensation and Option Committee is responsible for reviewing and administering SeaChange's stock ownership plans and reviewing and approving compensation for the executive officers of SeaChange.

SeaChange's current executive compensation program is designed to provide levels of compensation that assist SeaChange in attracting, motivating and retaining qualified executive officers and aligning the financial interests of the executive officers and other employees of SeaChange with those of its stockholders by providing a competitive compensation package based on corporate and individual performance. Compensation under the executive compensation program is comprised of cash compensation in the form of base salary, bonus and long-term incentive awards in the form of stock options and restricted stock units. The compensation program is also comprised of various benefits, including medical and insurance plans, and the Second Amended and Restated 1996 Employee Stock Purchase Plan, as amended, and 401(k) profit sharing plan, which plans are generally available to all employees of SeaChange.

Base Salary

Base salary compensation levels for each of the executive officers of SeaChange, including the Chief Executive Officer, are generally set within the range of base salaries that the Compensation and Option Committee believes are paid to executive officers with comparable qualifications, experience and responsibilities at comparable companies. In setting compensation levels, the Compensation and Option Committee generally takes into account such factors as:

- SeaChange's past operating and financial performance and future expectations;
- individual performance and experience; and
- past salary levels.

The Compensation and Option Committee does not assign relative weights or rankings to these factors, but instead makes determinations based upon the consideration of all of these factors as well as the progress made with respect to the long-term goals and strategies of SeaChange.

Incentive Compensation

For fiscal year 2006, SeaChange awarded bonuses (including the sales commissions paid to each of Mr. Goldfarb and Ms. Kanouff) in the aggregate amount of $518,491 to its executive officers. These bonus payments were made in recognition of the executive officers' contributions to fiscal year 2006 performance of SeaChange and were determined in connection with an evaluation of the overall compensation, including sales commissions in the case of Mr. Goldfarb and Ms. Kanouff, paid by SeaChange to the recipient.

Equity Compensation

Stock options and restricted stock units have been the principal vehicles used by SeaChange to provide long-term incentive-based compensation to improve its operating and financial performance and to support the recruitment, motivation and retention of key professional and managerial personnel. SeaChange's equity compensation plans are administered by the Compensation and Option Committee. The Compensation and Option Committee has not granted stock options or other equity compensation at less than fair market value, other than the fifteen percent (15%) purchase price discount provided for in the terms of SeaChange's employee stock purchase plan.

Stock options and restricted stock units have been granted from time to time to eligible employees based upon SeaChange's overall financial performance and their contribution thereto. Stock options and restricted stock units are designed to align the interests of SeaChange's executive officers and other employees with those of its stockholders by encouraging them to enhance the value of SeaChange, the price of the common stock and, hence, the stockholders' return. In addition, the vesting of stock options and restricted stock units over a period of time is designed to defer the receipt of compensation by the option holder, thus creating an incentive for the individual to remain with SeaChange. SeaChange periodically grants new options and restricted stock units to provide continuing incentives for future performance.

During the fiscal year ended January 31, 2006, no options were granted to the executive officers of SeaChange. During the fiscal year ended January 31, 2006, an aggregate of 28,000 restricted stock units were granted to the executive officers of SeaChange. On February 9, 2006, an additional grant of 44,000 restricted stock units was made to executive officers of SeaChange, including a grant of 20,000 restricted stock units to SeaChange's Chief Executive Officer. These grants were made in recognition of the executive officers' contributions to SeaChange's fiscal year 2006 operations and performance and as an incentive for future performance.

The Compensation and Option Committee intends to grant equity ownership opportunities, including stock options, restricted stock units, restricted stock and other equity compensation, in an amount not greater than two percent (2.0%) per fiscal year, subject to reasonable adjustments as may be necessary to account for unusual corporate events such as acquisitions and hires of executive officers that may occur.

Other Benefits

SeaChange also has various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. SeaChange offers a stock purchase plan, under which employees may purchase common stock at a discount, and a 401(k) profit sharing plan, which permits employees to invest in a choice of mutual funds on a pre-tax basis. SeaChange also maintains medical, disability and life insurance plans and other benefit plans for its employees.

Tax Deductibility of Executive Compensation

In general, under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), SeaChange cannot deduct, for federal income tax purposes, compensation in excess of $1,000,000 paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder. The Compensation and Option Committee has considered the limitations on deductions imposed by Section 162(m) of the Code, and will continue to consider such deduction limitations of Section 162(m) of the Code when structuring its executive compensation arrangements.

THE COMPENSATION AND OPTION COMMITTEE:

Thomas F. Olson (Chairman)
Martin R. Hoffmann
Carmine Vona

The information contained in this Compensation and Option Committee Report shall not be deemed to be "soliciting material." No portion of this Compensation and Option Committee Report shall be deemed to be incorporated by reference into any filing under the Securities Act, or the Exchange Act, through any general statement incorporating by reference in its entirety the Proxy Statement in which this report appears, except to the extent that SeaChange specifically incorporates this report or any portion of it by reference. In addition, this report shall not be deemed to be filed under either the Securities Act or the Exchange Act.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation and Option Committee consists of Messrs. Hoffmann, Olson and Vona. No person who served as a member of the Compensation and Option Committee was, during the past fiscal year, an officer or employee of SeaChange or any of its subsidiaries, was formerly an officer of SeaChange or any of its subsidiaries, or had any relationship requiring disclosure herein. No executive officer of SeaChange served as a member of the compensation committee of another entity (or other committee of the Board of Directors performing equivalent functions or, in the absence of any such committee, the entire Board of Directors), one of whose executive officers served as a director of SeaChange.

STOCK PERFORMANCE GRAPH

The following graph compares the change in the cumulative total stockholder return on SeaChange's common stock during the period from the close of trading on January 31, 2001 through January 31, 2006, with the cumulative total return on the Center for Research in Securities Prices ("CRSP") Index for the Nasdaq Stock Market (U.S. Companies) and a SIC Code Index based on the SeaChange's SIC Code. The comparison assumes $100 was invested on January 31, 2001 in SeaChange's common stock at the $26.453 closing price on that date and in each of the foregoing indices and assumes reinvestment of dividends, if any.

The following graph is not "soliciting material," is not deemed filed with the SEC and is not to be incorporated by reference in any filing of SeaChange under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing. The stock price performance shown on the following graph is not necessarily indicative of future price performance. Information used on the graph was obtained from Hemscott, Inc., Richmond, Virginia, a source believed to be reliable, but SeaChange is not responsible for any errors or omissions in such information.

Comparison of Cumulative Total Return Among SeaChange International, Inc., Nasdaq National Market Index and SIC Code Index


120
100
80
60
40
20
0
1/31/2001
1/31/2002
1/31/2003
1/31/2004
1/31/2005
1/31/2006
SeaChange International, Inc
Radio, TV Communication Equip
NASDAQ Market Index

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.

B. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.

C. The Index level for all series was set to 100.0 on January 31, 2001.

PROPOSAL NO. II

APPROVAL OF THE THIRD AMENDED AND RESTATED 1996 EMPLOYEE STOCK PURCHASE PLAN

At the Annual Meeting, SeaChange's stockholders will be asked to approve an amended and restated version of SeaChange's Second Amended and Restated 1996 Employee Stock Purchase Plan (as amended, the "Plan") which incorporates the following changes:

- extending the term of the plan for an additional ten years, to December 31, 2016;
- increasing the aggregate number of shares of common stock authorized for issuance under the Plan by five hundred thousand (500,000) shares, to one million six hundred thousand (1,600,000); and
- amending the price at which common stock is purchased under the Plan to provide that the purchase price is rounded up to the nearest whole cent, rather than being rounded up to avoid fractions of a dollar other than ¼, ½ and ¾.

The Board of Directors on May 19, 2006 approved these amendments as part of the approval of the adoption of the Third Amended and Restated 1996 Employee Stock Purchase Plan, a copy of which is attached hereto as Appendix A.

The Board of Directors unanimously recommends a vote "FOR" the approval of the proposed amended and restated version of the Plan.

PURPOSE OF THE PLAN AND REASONS FOR AMENDMENT

The Plan is intended to provide an incentive to, and to encourage stock ownership by, all eligible employees of SeaChange and its participating subsidiaries so that they may share in the growth of SeaChange by acquiring or increasing their ownership interest in SeaChange. Currently, it is estimated that 670 SeaChange employees are eligible to participate in the Plan. The Plan is designed to encourage eligible employees to remain in the employ of SeaChange and its participating subsidiaries.

Unless amended, the Plan will expire by its terms on December 31, 2006, meaning that SeaChange will no longer be able to offer to eligible persons the ability to participate in the Plan. As amended, the term of the plan will be extended until December 31, 2016.

In addition to extending the term of the Plan, the amended Plan increases the number of shares of common stock authorized for issuance thereunder. As of May 22, 2006, there remained 112,901 shares of common stock available for issuance under the Plan. Accordingly, the amended Plan provides for the issuance of an additional 500,000 shares under the Plan.

The amended Plan also amends the price at which common stock is purchased, to provide that the purchase price is rounded up to the nearest whole cent, rather than being rounded up to avoid fractions of a dollar other than ¼, ½ and ¾.

SeaChange believes that these changes will enable SeaChange to continue to use the Plan as an effective part of the overall compensation offered by SeaChange to its employees.

SUMMARY OF THE PLAN

Shares Subject to Plan

As amended, the Plan would authorize the issuance of up to an aggregate of 1,600,000 shares of common stock, subject to adjustment for changes in SeaChange's capital stock, pursuant to the exercise of non-transferable options granted to participating employees. The common stock subject to the options under the Plan includes shares of authorized but unissued common stock and shares of common stock reacquired by SeaChange, including shares purchased in the open market.

Option holders are generally protected against dilution in the event of certain capital changes such as a recapitalization, stock split, merger, consolidation, reorganization, combination, liquidation, stock dividend or similar transaction. If a stock purchase option granted under the Plan expires or terminates for any reason without having been exercised in whole or in part, the unpurchased shares subject thereto may again be available under the Plan.

Eligibility

Employees of SeaChange or any of its participating subsidiaries whose customary employment is more than 20 hours per week are eligible to participate in the Plan. An employee may not be granted an option under the Plan if, after the granting of the option, such employee would be treated as owning 5% or more of the total combined voting power or value of all classes of stock of SeaChange or its subsidiaries. Directors who are not employees of SeaChange may not participate in the Plan.

Administration

As permitted by the terms of the Plan, the Plan is administered by the Compensation and Option Committee of the Board of Directors. The Compensation and Option Committee, subject to the provisions of the Plan, has the power to construe the Plan, to determine all questions thereunder, and to adopt and amend such rules and regulations for administration of the Plan as it may deem appropriate.

Payment Periods; Payment for Shares of Common Stock

An employee electing to participate in the Plan must authorize, with respect to a given payment period, an amount (a whole percentage not less than 1% nor more than 10% of the employee's cash compensation, including base pay or salary and any overtime, bonuses or commissions) to be deducted by SeaChange from the employee's pay and applied toward the purchase of common stock under the Plan. Payment periods shall consist of six month periods commencing on June 1 and December 1 and ending on November 30 and May 31, respectively.

On the first business day of each payment period, SeaChange will grant to each Plan participant an option to purchase shares of the common stock of SeaChange. On the last day of the payment period, the employee will be deemed to have exercised this option, at the option price, to the extent of such employee's accumulated payroll deductions, on the condition that the employee remains eligible to participate in the Plan throughout such payment period. In no event, however, may the employee exercise an option granted under the Plan for more than 1,125 shares during a payment period. If the amount of the accumulated payroll deductions exceeds the aggregate purchase price of 1,125 shares, the excess deductions will be promptly refunded to the employee without interest. Furthermore, no employee may be granted an option which permits the employee's right to purchase shares of common stock under the Plan and all other Section 423(b) plans of SeaChange and any subsidiary corporations, to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined on the respective date(s) of grant) for each calendar year in which the option is outstanding. Any excess accumulation of payroll deductions will be promptly refunded to the employee without interest. As described above, the amended Plan would provide for the option price in an amount equal to the lesser of 85% of the average market price of the common stock on the first business day of the payment and the last business day of the payment period, with such discounted price rounded up to the nearest whole cent.

Authorization for Entering the Plan

As SeaChange's common stock is quoted on the Nasdaq National Market, for purposes of the Plan, the term "average market price" on any date means the last reported sale price (on that date) of the common stock on the Nasdaq National Market.

An employee may enter the Plan by delivering to SeaChange, at least 10 days before the beginning date of the next succeeding payment period, an authorization:

- stating the initial percentage to be deducted regularly from the employee's pay;
- authorizing the purchase of shares of common stock for the employee in each payment period in accordance with the terms of the Plan; and

- specifying the exact name or names in which stock purchased for the employee is to be issued.

Unless an employee files a new authorization or withdraws from the Plan, the deductions and purchases under the authorization the employee has on file under the Plan will continue from the initial payment period to succeeding payment periods as long as the Plan is in effect. Deductions may not be increased or decreased during a payment period.

Transferability

An employee's rights under the Plan are the employee's alone and may not be transferred to, assigned to, or availed of by, any other person. Any option granted to an employee may be exercised, during the employee's lifetime, only by the employee.

Withdrawal from Plan

An employee may withdraw from the Plan, in whole but not in part, at any time prior to the last business day of each payment period by delivering a withdrawal notice to SeaChange, in which event SeaChange will refund the entire balance of the employee's deductions not previously used to purchase stock under the Plan without interest.

Amendments and Termination

The Board of Directors may from time to time adopt amendments to the Plan, provided that, without the approval of SeaChange's stockholders, no amendment may increase the number of shares that may be issued under the Plan or change the class of employees eligible to receive options under the Plan if such action would be treated as the adoption of a new plan for purposes of Section 423(b) of the Code. The Plan may be terminated at any time by the Board of Directors, provided that such termination will not affect options then outstanding under the Plan. If at any time shares of common stock reserved for issuance under the Plan remain available for purchase, but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares will be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase stock, and the Plan will terminate. Upon termination of the Plan, all payroll deductions not used to purchase common stock will be refunded to Plan participants without interest.

Termination of Employee's Rights

If an employee is not a participant in the Plan on the last day of the payment period, the employee generally is not entitled to exercise his or her option. An employee's rights under the Plan generally terminate upon his or her voluntary withdrawal from the Plan at any time, or when he or she ceases employment because of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death, or for any other reason. An employee's employment shall be treated as continuing intact when such employee is on military leave, sick leave or other bona fide leave of absence, for up to 90 days or for so long as the employee's right to re-employment is guaranteed either by statute or by contract, if longer than 90 days.

Application of Funds and Government Regulations

The proceeds received by SeaChange from the sale of common stock pursuant to the Plan will be used for general corporate purposes. SeaChange's obligation to deliver shares of common stock is subject to the approval of any governmental authority required in connection with the sale or issuance of such shares.

Termination Date

As amended, the Plan will expire on December 31, 2016, unless terminated earlier by the Board of Directors.

FEDERAL INCOME TAX CONSEQUENCES

The following summarizes certain United States federal income tax considerations for employees participating in the Plan and certain tax effects to SeaChange. The summary, however, does not address every situation that may result in taxation. For example, it does not discuss foreign, state, or local taxes, or any of the tax implications arising from a participant's death. The summary is not intended as a substitute for careful tax planning, and each employee is urged to consult with and rely on his or her own advisors with respect to the possible tax consequences (federal, state and local) of exercising his or her rights under the Plan.

1. The amounts deducted from an employee's pay under the Plan will be included in the employee's compensation subject to federal income tax. Subject to certain requirements, generally no additional income will be recognized by the employee either at the time options are granted pursuant to the Plan or at the time the employee purchases shares pursuant to the Plan.

2. If the employee disposes of shares purchased pursuant to the Plan more than two years after the first business day of the payment period in which the employee acquired the shares, then upon such disposition the employee will recognize ordinary income in an amount equal to the lesser of:

   (a) the excess, if any, of the fair market value of the shares at the time of disposition over the amount the employee paid for the shares, or

   (b) the excess of the fair market value of the shares on the first business day of the payment period over the option price.

   In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of shares and the employee's tax basis in the shares (generally the amount the employee paid for the shares plus the amount, if any, taxed as ordinary income). If the employee's holding period for the shares exceeds one year, such gain or loss will be long-term capital gain or loss.

3. If the employee disposes of shares purchased pursuant to the Plan within two years after the first business day of the payment period in which the employee acquired the shares, then upon disposition the employee will recognize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on the last business day of the applicable payment period over the amount the employee paid for the shares.

   In addition, the employee generally will recognize capital gain or loss in an amount equal to the difference between the amount realized upon the sale of the shares and the employee's tax basis in the shares (generally the amount the employee paid for the shares plus the amount, if any, taxed to the employee as ordinary income). If the employee's holding period for the shares is more than one year, such gain or loss will be long-term capital gain or loss.

4. If the employee disposes of shares purchased pursuant to the Plan more than two years after the first business day of the payment period, SeaChange will not be entitled to any federal income tax deduction with respect to the options granted or the shares issued upon their exercise. If the employee disposes of shares purchased pursuant to the Plan prior to the expiration of the two-year holding period, SeaChange generally will be entitled to a federal income tax deduction in an amount equal to the amount which is treated as ordinary income to the employee as a result of the disposition.

PROPOSAL NO. III

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected the firm of PricewaterhouseCoopers LLP, independent accountants, to serve as the registered public accounting firm for the fiscal year ending January 31, 2007. PricewaterhouseCoopers LLP has audited and reported upon the financial statements of SeaChange for the fiscal year ended January 31, 2006 and has served as SeaChange's independent registered public accounting firm since 1993.

A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions.

The Board of Directors has put the ratification of the selection of PricewaterhouseCoopers LLP before the stockholders because the Board believes that seeking stockholder ratification of the selection of the independent registered public accounting firm is good corporate practice. If the appointment of PricewaterhouseCoopers LLP is not ratified, the Audit Committee will first review the basis for the stockholder vote and SeaChange's relationship with PricewaterhouseCoopers LLP and will then take such action as it deems necessary.

The Board of Directors unanimously recommends a vote "FOR" ratification of the appointment of SeaChange's independent registered public accounting firm.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees for Services Provided by PricewaterhouseCoopers LLP

The following table sets forth the aggregate fees for services provided by PricewaterhouseCoopers LLP, SeaChange's independent registered public accounting firm, for the fiscal years ended January 31, 2006 and January 31, 2005.

	2006	2005
Audit Fees	$ 1,287,857	$ 1,038,198
Audit-Related Fees	—	20,000
Tax Fees	431,700	144,475
All Other Fees	—	—
Total:	1,719,557	1,202,673

Audit Fees

These are fees billed for professional services rendered by PricewaterhouseCoopers LLP for the fiscal years ended January 31, 2006 and January 31, 2005, for (a) the annual audit of SeaChange's financial statements for each such fiscal year including statutory audits of foreign subsidiaries and the accompanying attestation report regarding SeaChange's internal control over financial reporting contained in SeaChange's annual report on Form 10-K, (b) reviews of the quarterly financial information included in SeaChange's Quarterly Reports on Form 10-Q for each such fiscal year and (c) reviews of SEC filings.

Audit-Related Fees

These are fees billed for audit-related services that are not reported as Audit Fees for the fiscal year ended January 31, 2005. The Audit-Related Fees for the fiscal year ended January 31, 2005 related to the audit of SeaChange's 401(k) retirement savings plan.

Tax Fees

These are fees billed for professional services for tax compliance, tax advice and tax planning for the fiscal years ended January 31, 2006 and January 31, 2005. The Tax Fees for each of the foregoing fiscal years related to tax planning and compliance services, including the preparation of original and amended tax returns and claims for refunds.

The Audit Committee of the Board of Directors has determined that the provision of the services as set out above is compatible with maintaining PricewaterhouseCoopers LLP's independence.

Audit Committee Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit, audit-related, tax and other non-audit services that may be provided by PricewaterhouseCoopers LLP, the independent registered public accounting firm. The policy identifies the principles that must be considered by the Audit Committee in approving these services to ensure that PricewaterhouseCoopers LLP's independence is not impaired; describes the audit and audit-related, tax and other services that may be provided; and sets forth pre-approval requirements for all permitted services. To date, Audit Committee pre-approval has been sought for the provision of all services by PricewaterhouseCoopers LLP.

OTHER MATTERS

EXPENSES AND SOLICITATION

All costs of solicitation of proxies will be borne by SeaChange. In addition to solicitations by mail, certain of SeaChange's directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile, e-mail and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and SeaChange will reimburse them for their reasonable out-of-pocket costs.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act, requires SeaChange's directors, executive officers and holders of more than 10% of SeaChange's common stock (collectively, "Reporting Persons") to file with the SEC initial reports of ownership and reports of changes in ownership of common stock of SeaChange. Such persons are required by regulations of the SEC to furnish SeaChange with copies of all such filings. Based on its review of the copies of such filings received by it with respect to the fiscal year ended January 31, 2006 and written representations from certain Reporting Persons, SeaChange believes that all Reporting Persons complied with all Section 16(a) filing requirements in the fiscal year ended January 31, 2006.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SeaChange has adopted a policy that all transactions between SeaChange and its officers, directors, principal stockholders and affiliates will be approved by a majority of the Board of Directors, including a majority of the independent and disinterested outside directors on the Board of Directors, and will be on terms no less favorable to SeaChange than could be obtained from unaffiliated third parties.

On September 23, 2005, SeaChange entered into an Agreement for the Sale and Purchase of Share Capital of ODG (the "Share Purchase Agreement") by and among SeaChange, Anthony William Kelly, Andrew Thomas Birchall, Judith Kelly and Michael Kelly (collectively, the "ODG Stockholders") providing for the purchase by SeaChange of the remaining 72.4% of the outstanding capital stock of On Demand Group Limited, a corporation incorporated under the laws of the United Kingdom ("ODG"), not then owned by SeaChange. Prior to that date, SeaChange had previously purchased a 27.6% interest in ODG for an aggregate of $3,100,000. At the closing of the

Share Purchase Agreement, SeaChange paid the ODG Stockholders approximately $13,400,000 in cash, with Mr. Birchall receiving $6,700,000 and Mr. Kelly and his immediate family receiving $6,700,000. The Share Purchase Agreement also provides for additional payments to be made to the ODG Stockholders based on their prior holdings of ODG capital stock both if ODG meets certain annual performance goals through the period ending January 31, 2008 and if ODG sells its interest in Filmflex. On May 10, 2006, SeaChange paid to the ODG Stockholders an aggregate of $2,800,000 in cash pursuant to the terms of the Share Purchase Agreement and based on the performance of ODG through January 31, 2006, with Mr. Birchall receiving $1,400,000 and Mr. Kelly and his immediate family receiving $1,400,000.

Appendix A

SEACHANGE INTERNATIONAL, INC.

~~SECOND~~THIRD AMENDED AND RESTATED 1996 EMPLOYEE STOCK PURCHASE PLAN~~, AS AMENDED~~[1]

Article 1 - Purpose.

This ~~Second~~**Third** Amended and Restated 1996 Employee Stock Purchase Plan (the "Plan") is intended to encourage stock ownership by all eligible employees of SeaChange International, Inc. (the "Company"), a Delaware corporation, and its participating subsidiaries (as defined in Article 17) so that they may share in the growth of the Company by acquiring or increasing their proprietary interest in the Company. The Plan is designed to encourage eligible employees to remain in the employ of the Company and its participating subsidiaries. The Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code").

Article 2 - Administration of the Plan.

The Plan may be administered by a committee appointed by the Board of Directors of the Company (the "Committee"). The Committee shall consist of not less than two members of the Company's Board of Directors. The Board of Directors may from time to time remove members from, or add members to, the Committee. Vacancies on the Committee, howsoever caused, shall be filled by the Board of Directors. The Committee may select one of its members as Chairman, and shall hold meetings at such times and places as it may determine. Acts by a majority of the Committee, or acts reduced to or approved in writing by a majority of the members of the Committee, shall be the valid acts of the Committee.

The interpretation and construction by the Committee of any provisions of the Plan or of any option granted under it shall be final, unless otherwise determined by the Board of Directors. The Committee may from time to time adopt such rules and regulations for carrying out the Plan as it may deem best, provided that any such rules and regulations shall be applied on a uniform basis to all employees under the Plan. No member of the Board of Directors or the Committee shall be liable for any action or determination made in good faith with respect to the Plan or any option granted under it.

In the event the Board of Directors fails to appoint or refrains from appointing a Committee, the Board of Directors shall have all power and authority to administer the Plan. In such event, the word "Committee" wherever used herein shall be deemed to mean the Board of Directors.

Article 3 - Eligible Employees.

All employees of the Company or any of its participating subsidiaries whose customary employment is more than 20 hours per week shall be eligible to receive options under the Plan to purchase Common Stock (as defined herein), and all eligible employees shall have the same rights and privileges hereunder. Persons who are eligible employees on the first business day of any Payment Period (as defined in Article 5) shall receive their options as of such day. Persons who become eligible employees after any date on which options are granted under the Plan shall be granted options on the first day of the next succeeding Payment Period on which options are granted to eligible employees under the Plan. In no event, however, may an employee be granted an option if such employee, immediately after the option was granted, would be treated as owning stock possessing five percent or more of the total combined voting power or value of all classes of stock of the Company or of any parent corporation or subsidiary corporation, as the terms "parent corporation" and "subsidiary corporation" are defined in Section 424(e) and (f) of the Code. For purposes of determining stock ownership under this paragraph, the rules of Section 424(d) of the Code shall apply, and stock which the employee may purchase under outstanding options shall be treated as stock owned by the employee.

---

1 The marked changes show the amendments to the Second Amended and Restated 1996 Employee Stock Purchase Plan, as amended, approved by the Board of Directors on May 19, 2006 and for which stockholder approval is being sought.

Article 4 - Stock Subject to the Plan.

The stock subject to the options under the Plan shall be shares of the Company's authorized but unissued Common Stock, par value $.01 per share (the "Common Stock"), or shares of Common Stock reacquired by the Company, including shares purchased in the open market. The aggregate number of shares which may be issued pursuant to the Plan is ~~1,100,000~~**1,600,000**, subject to adjustment as provided in Article 12. If any option granted under the Plan shall expire or terminate for any reason without having been exercised in full or shall cease for any reason to be exercisable in whole or in part, the unpurchased shares subject thereto shall again be available under the Plan.

Article 5 - Payment Period and Stock Options.

~~Prior to May 1, 2000, Payment Periods shall consist of the six-month periods commencing on May 1 and November 1 and ending on October 31 and April 30. The Payment Period commencing May 1, 2000 shall extend for the seven-month period from May 1, 2000 to November 30, 2000. Thereafter and for the remainder of the duration of the Plan,~~ Payment Periods shall consist of the six-month periods commencing on June 1 and December 1 and ending on November 30 and May 31**, respectively**.

Twice each year, on the first business day of each Payment Period, the Company will grant to each eligible employee who is then a participant in the Plan an option to purchase on the last business day of such Payment Period, at the Option Price hereinafter provided for, a maximum of 1125 shares, on condition that such employee remains eligible to participate in the Plan throughout the remainder of such Payment Period. The participant shall be entitled to exercise the option so granted only to the extent of the participant's accumulated payroll deductions on the last business day of such Payment Period. If the participant's accumulated payroll deductions on the last business day of the Payment Period would enable the participant to purchase more than 1125 shares except for the 1125-share limitation, the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the 1125 shares shall be promptly refunded to the participant by the Company, without interest. The Option Price per share for each Payment Period shall be the lesser of (i) 85% of the average market price of the Common Stock on the first business day of the Payment Period and (ii) 85% of the average market price of the Common Stock on the last business day of the Payment Period, in either event rounded ~~up to avoid fractions of a dollar other than 1/4, 1/2 and 3/4~~**up to the nearest whole cent**. The foregoing limitation on the number of shares subject to options and the Option Price shall be subject to adjustment as provided in Article 12.

For purposes of the Plan, the term "average market price" on any date means (i) the average (on that date) of the high and low prices of the Common Stock on the principal national securities exchange on which the Common Stock is traded, if the Common Stock is then traded on a national securities exchange; or (ii) the last reported sale price (on that date) of the Common Stock on the Nasdaq National Market, if the Common Stock is not then traded on a national securities exchange; or (iii) the average of the closing bid and asked prices last quoted (on that date) by an established quotation service for over-the-counter securities, if the Common Stock is not then traded on a national securities exchange or reported on the Nasdaq National Market; or (iv) if the Common Stock is not publicly traded, the fair market value of the Common Stock as determined by the Committee after taking into consideration all factors which it deems appropriate, including, without limitation, recent sale and offer prices of the Common Stock in private transactions negotiated at arm's length.

For purposes of the Plan, the term "business day" means a day on which there is trading on the Nasdaq National Market or the aforementioned national securities exchange, whichever is applicable pursuant to the preceding paragraph; and if neither is applicable, a day that is not a Saturday, Sunday or legal holiday in the Commonwealth of Massachusetts.

No employee shall be granted an option which permits the employee's right to purchase stock under the Plan, and under all other Section 423(b) employee stock purchase plans of the Company and any parent or subsidiary corporations, to accrue at a rate which exceeds $25,000 of fair market value of such stock (determined on the date or dates that options on such stock were granted) for each calendar year in which such option is outstanding at any time. The purpose of the limitation in the preceding sentence is to comply with Section 423(b)(8) of the Code. If the participant's accumulated payroll deductions on the last business day of the Payment Period would otherwise enable the participant to purchase Common Stock in excess of the Section 423(b)(8) limitation described in this paragraph, the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the shares actually purchased shall be promptly refunded to the participant by the Company, without interest.

Article 6 - Exercise of Option.

Each eligible employee who continues to be a participant in the Plan on the last business day of a Payment Period shall be deemed to have exercised his or her option on such date and shall be deemed to have purchased from the Company such number of full shares of Common Stock reserved for the purpose of the Plan as the participant's accumulated payroll deductions on such date will pay for at the Option Price, subject to the 1125-share limit of the option and the Section 423(b)(8) limitation described in Article 5. If the individual is not a participant on the last business day of a Payment Period, he or she shall not be entitled to exercise his or her option. Only full shares of Common Stock may be purchased under the Plan. Unused payroll deductions remaining in a participant's account at the end of a Payment Period by reason of the inability to purchase a fractional share shall be carried forward to the next Payment Period.

Article 7 - Authorization for Entering the Plan.

An employee may elect to enter the Plan by filling out, signing and delivering to the Company an authorization:

A. Stating the percentage to be deducted regularly from the employee's pay;

B. Authorizing the purchase of stock for the employee in each Payment Period in accordance with the terms of the Plan; and

C. Specifying the exact name or names in which stock purchased for the employee is to be issued as provided under Article 11 hereof.

Such authorization must be received by the Company at least ten days before the first day of the next succeeding Payment Period and shall take effect only if the employee is an eligible employee on the first business day of such Payment Period.

Unless a participant files a new authorization or withdraws from the Plan, the deductions and purchases under the authorization the participant has on file under the Plan will continue from one Payment Period to succeeding Payment Periods as long as the Plan remains in effect.

The Company will accumulate and hold for each participant's account the amounts deducted from his or her pay. No interest will be paid on these amounts.

Article 8 - Maximum Amount of Payroll Deductions.

An employee may authorize payroll deductions in an amount (expressed as a whole percentage) not less than one percent (1%) but not more than ten percent (10%) of the employee's total compensation, including base pay or salary and any overtime, bonuses or commissions.

Article 9 - Change in Payroll Deductions.

Deductions may not be increased or decreased during a Payment Period. However, a participant may withdraw in full from the Plan.

Article 10 - Withdrawal from the Plan.

An employee may withdraw from the Plan (in whole but not in part) at any time prior to the last business day of a Payment Period by delivering a withdrawal notice to the Company, in which event the Company shall promptly refund the entire balance of the employee's deductions not previously used to purchase stock under the Plan.

To re-enter the Plan, an employee who has previously withdrawn must file a new authorization at least ten days before the first day of the next Payment Period in which he or she wishes to participate. The employee's re-entry into the Plan becomes effective at the beginning of such Payment Period, provided that he or she is an eligible employee on the first business day of the Payment Period.

Article 11 - Issuance of Stock.

Certificates for stock issued to participants shall be delivered as soon as practicable after each Payment Period by the Company's transfer agent.

Stock purchased under the Plan shall be issued only in the name of the participant, or if the participant's authorization so specifies, in the name of the participant and another person of legal age as joint tenants with rights of survivorship.

Article 12 - Adjustments.

Upon the happening of any of the following described events, a participant's rights under options granted under the Plan shall be adjusted as hereinafter provided:

A. In the event that the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if, upon a reorganization, split-up, liquidation, recapitalization or the like of the Company, the shares of Common Stock shall be exchanged for other securities of the Company, each participant shall be entitled, subject to the conditions herein stated, to purchase such number of shares of Common Stock or amount of other securities of the Company as were exchangeable for the number of shares of Common Stock that such participant would have been entitled to purchase except for such action, and appropriate adjustments shall be made in the purchase price per share to reflect such subdivision, combination or exchange; and

B. In the event the Company shall issue any of its shares as a stock dividend upon or with respect to the shares of stock of the class which shall at the time be subject to option hereunder, each participant upon exercising such an option shall be entitled to receive (for the purchase price paid upon such exercise) the shares as to which the participant is exercising his or her option and, in addition thereto (at no additional cost), such number of shares of the class or classes in which such stock dividend or dividends were declared or paid, and such amount of cash in lieu of fractional shares, as is equal to the number of shares thereof and the amount of cash in lieu of fractional shares, respectively, which the participant would have received if the participant had been the holder of the shares as to which the participant is exercising his or her option at all times between the date of the granting of such option and the date of its exercise.

Upon the happening of any of the foregoing events, the class and aggregate number of shares set forth in Article 4 hereof which are subject to options which have been or may be granted under the Plan and the limitations set forth in the second paragraph of Article 5 shall also be appropriately adjusted to reflect the events specified in paragraphs A and B above. Notwithstanding the foregoing, any adjustments made pursuant to paragraphs A or B shall be made only after the Committee, based on advice of counsel for the Company, determines whether such adjustments would constitute a "modification" (as that term is defined in Section 424 of the Code). If the Committee determines that such adjustments would constitute a modification, it may refrain from making such adjustments.

If the Company is to be consolidated with or acquired by another entity (x) in a merger, consolidation or other reorganization in which the holders of the outstanding voting stock of the Company immediately preceding the consummation of such event shall, immediately following such event, hold, as a group, less than a majority of the voting securities of the surviving or resulting entity, (y) a sale of all or substantially all of the Company's assets or (z) otherwise (an "Acquisition"), the Committee or the board of directors of any entity assuming the obligations of the Company hereunder (the "Successor Board") shall, with respect to options then outstanding under the Plan, either (i) make appropriate provision for the continuation of such options by arranging for the substitution on an equitable basis for the shares then subject to such options either (a) the consideration payable with respect to the outstanding shares of the Common Stock in connection with the Acquisition, (b) shares of stock of the surviving or successor corporation, or a parent or subsidiary of such corporation, or (c) such other securities as the Successor Board deems appropriate, the fair market value of which shall not materially exceed the fair market value of the shares of Common Stock subject to such options immediately preceding the Acquisition; or (ii) terminate each participant's options in exchange for a cash payment equal to the excess of (a) the fair market value on the date of the Acquisition, of the number of shares of Common Stock that the participant's accumulated payroll deductions as of the date of the Acquisition could purchase, at an option price determined with reference only to the first business day of the applicable Payment Period and subject to the 1125-share, Code Section 423(b)(8) and fractional-share limitations on the amount of stock a participant would be entitled to purchase, over (b) the result of multiplying such number of shares by such option price.

The Committee or Successor Board shall determine the adjustments to be made under this Article 12, and its determination shall be conclusive.

Article 13 - No Transfer or Assignment of Employee's Rights.

An option granted under the Plan may not be transferred or assigned and may be exercised only by the participant.

Article 14 - Termination of Employee's Rights.

Whenever a participant ceases to be an eligible employee because of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason, his or her rights under the Plan shall immediately terminate, and the Company shall promptly refund, without interest, the entire balance of his or her payroll deduction account under the Plan. Notwithstanding the foregoing, eligible employment shall be treated as continuing intact while a participant is on military leave, sick leave or other bona fide leave of absence, for up to 90 days, or for so long as the participant's right to re-employment is guaranteed either by statute or by contract, if longer than 90 days.

Article 15 - Termination and Amendments to Plan.

Unless terminated sooner as provided below, the Plan shall terminate on December 31, ~~2006~~**2016**. The Plan may be terminated at any time by the Company's Board of Directors but such termination shall not affect options then outstanding under the Plan. It will terminate in any case when all or substantially all of the unissued shares of stock reserved for the purposes of the Plan have been purchased. If at any time shares of stock reserved for the purpose of the Plan remain available for purchase but not in sufficient number to satisfy all then unfilled purchase requirements, the available shares shall be apportioned among participants in proportion to the amount of payroll deductions accumulated on behalf of each participant that would otherwise be used to purchase stock, and the Plan shall terminate. Upon such termination or any other termination of the Plan, all payroll deductions not used to purchase stock will be refunded, without interest.

The Committee or the Board of Directors may from time to time adopt amendments to the Plan provided that, without the approval of the stockholders of the Company, no amendment may (i) increase the number of shares that may be issued under the Plan, or (ii) change the class of employees eligible to receive options under the Plan, if such action would be treated as the adoption of a new plan for purposes of Section 423(b) of the Code.

Article 16 - Limits on Sale of Stock Purchased under the Plan.

The Plan is intended to provide shares of Common Stock for investment and not for resale. The Company does not, however, intend to restrict or influence any employee in the conduct of his or her own affairs. An employee may, therefore, sell stock purchased under the Plan at any time the employee chooses, subject to compliance with any applicable federal or state securities laws and subject to any restrictions imposed under Article 21 to ensure that tax withholding obligations are satisfied. **THE EMPLOYEE ASSUMES THE RISK OF ANY MARKET FLUCTUATIONS IN THE PRICE OF THE COMMON STOCK.**

Article 17 - Participating Subsidiaries.

The term "participating subsidiary" shall mean any present or future subsidiary of the Company, as that term is defined in Section 424(f) of the Code, which is designated from time to time by the Board of Directors to participate in the Plan. The Board of Directors shall have the power to make such designation before or after the Plan is approved by the stockholders.

Article 18 - Optionees Not Stockholders.

Neither the granting of an option to an employee nor the deductions from his or her pay shall constitute such employee a stockholder of the shares covered by an option until such shares have been actually purchased by the employee.

Article 19 - Application of Funds.

The proceeds received by the Company from the sale of Common Stock pursuant to options granted under the Plan will be used for general corporate purposes.

Article 20 - Notice to Company of Disqualifying Disposition.

By electing to participate in the Plan, each participant agrees to notify the Company in writing immediately after the participant transfers Common Stock acquired under the Plan, if such transfer occurs within two years after the first business day of the Payment Period in which such Common Stock was acquired. Each participant further agrees to provide any information about such a transfer as may be requested by the Company or any subsidiary corporation in order to assist it in complying with the tax laws. Such dispositions generally are treated as "disqualifying dispositions" under Sections 421 and 424 of the Code, which have certain tax consequences to participants and to the Company and its participating subsidiaries.

Article 21 - Withholding of Additional Income Taxes.

By electing to participate in the Plan, each participant acknowledges that the Company and its participating subsidiaries are required to withhold taxes with respect to the amounts deducted from the participant's compensation and accumulated for the benefit of the participant under the Plan, and each participant agrees that the Company and its participating subsidiaries may deduct additional amounts from the participant's compensation, when amounts are added to the participant's account, used to purchase Common Stock or refunded, in order to satisfy such withholding obligations. Each participant further acknowledges that when Common Stock is purchased under the Plan the Company and its participating subsidiaries may be required to withhold taxes with respect to all or a portion of the difference between the fair market value of the Common Stock purchased and its purchase price, and each participant agrees that such taxes may be withheld from compensation otherwise payable to such participant. It is intended that tax withholding will be accomplished in such a manner that the full amount of payroll deductions elected by the participant under Article 7 will be used to purchase Common Stock. However, if amounts sufficient to satisfy applicable tax withholding obligations have not been withheld from compensation otherwise payable to any participant, then, notwithstanding any other provision of the Plan, the Company may withhold such taxes from the participant's accumulated payroll deductions and apply the net amount to the purchase of Common Stock, unless the participant pays to the Company, prior to the exercise date, an amount sufficient to satisfy such withholding obligations. Each participant further acknowledges that the Company and its participating subsidiaries may be required to withhold taxes in connection with the disposition of stock acquired under the Plan and agrees that the Company or any participating subsidiary may take whatever action it considers appropriate to satisfy such withholding requirements, including deducting from compensation otherwise payable to such participant an amount sufficient to satisfy such withholding requirements or conditioning any disposition of Common Stock by the participant upon the payment to the Company or such subsidiary of an amount sufficient to satisfy such withholding requirements.

Article 22 - Governmental Regulations.

The Company's obligation to sell and deliver shares of Common Stock under the Plan is subject to the approval of any governmental authority required in connection with the authorization, issuance or sale of such shares.

Government regulations may impose reporting or other obligations on the Company with respect to the Plan. For example, the Company may be required to identify shares of Common Stock issued under the Plan on its stock ownership records and send tax information statements to employees and former employees who transfer title to such shares.

Article 23 - Governing Law.

The validity and construction of the Plan shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

Article 24 - Approval of Board of Directors and Stockholders of the Company.

The 1996 Employee Stock Purchase Plan was adopted by the Board of Directors on September 6, 1996 and was approved by the stockholders of the Company on October 25, 1996. The 1996 Employee Stock Purchase Plan was amended and restated on May 29, 1997 to constitute the Amended and Restated 1996 Employee Stock Purchase Plan. The Amended and Restated 1996 Employee Stock Purchase Plan was amended and restated on April 14, 2000 to constitute the Second Amended and Restated 1996 Employee Stock Purchase Plan. The Second Amended and Restated 1996 Employee Stock Purchase Plan was further amended on July 12, 2002, July 16, 2003 and May 19, 2006. **The Third Amended and Restated 1996 Employee Stock Purchase Plan was adopted by the Board of Directors on May 19, 2006 and was approved by the stockholders of the Company on July 12, 2006 to constitute the Plan.**

(This page intentionally left blank.)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended January 31, 2006

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 0-21393

SEACHANGE INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	**04-3197974**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

50 Nagog Park, Acton, MA 01720
(Address of principal executive offices, including zip code)

(978)-897-0100
(Registrant's telephone number, including area code)

Securities Registered Pursuant To Section 12(b) Of The Act:

None

Securities Registered Pursuant To Section 12(g) Of The Act:

Common Stock, $.01 par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation of S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer (as defined in Rule 12b-2 of the Exchange Act);

Large accelerated filer ☐ Accelerated Filer ☒ Non Accelerated Filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of July 29, 2005, the aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing price for the registrant's Common Stock on the Nasdaq National Market on such date was $198,427,944. The number of shares of the registrant's Common Stock outstanding as of the close of business on April 12, 2006 was 28,531,583.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the definitive Proxy Statement (which is expected to be filed within 120 days after the Company's fiscal year end) relating to the registrant's Annual Meeting of Stockholders to be held on or about July 12, 2006 to be filed pursuant to Regulation 14A are incorporated by reference into Part III of this Annual Report on Form 10-K.

PART I

This Annual Report on Form 10-K includes certain statements of a forward-looking nature which reflect the Company's current views relating to future events or the future financial performance of the Company. These forward-looking statements are only predictions and are subject to risks and uncertainties, particularly the matters set forth in ITEM 1A "Risk Factors" below, which could cause actual events or results to differ materially from historical results or those indicated by such forward-looking statements.

ITEM 1. Business

SeaChange International, Inc. ("SeaChange", "we" or "us"), a Delaware corporation founded on July 9, 1993, is a leading developer, manufacturer and marketer of digital video systems and services including the management, aggregation, licensing, storage, and distribution of video, television, gaming and advertising content. We sell our products and services worldwide to cable system operators, including Cablevision, Comcast, Cox Communications, ntl, Telewest and Time Warner Cable; telecommunications companies, including Nippon Telephone & Telegraph (NTT), Manitoba Telecom and Verizon; and broadcast television companies, including ABC Disney, CNBC UK, Ascent Media, Clear Channel, and China Central Television.

We believe that our digital video systems enable our customers to expand their service offerings to reduce subscriber turnover and access new revenue generating opportunities from subscribers, advertisers and electronic commerce initiatives. Using our systems, we believe our customers can increase their revenues by offering additional services such as on demand television, which allows, for example, the operator to capture live programming for subscriber viewing at a time of the subscriber's choosing, and which also allows subscribers to pause and rewind live television shows. Our systems also allow our customers to insert advertising, known as spot advertising, into their local and on-demand programming As on-demand continues to grow, our advertising systems will also allow our customers to target advertising segments focused on specific subscribers in a particular geographic and/or demographic market. In addition, our systems enable broadband system operators to offer other interactive television services that allow subscribers to customize and/or dynamically interact with their television, enhancing their viewing experience.

The primary thrust of our business has been supplying systems to deliver video assets in the evolving "On Demand" environment. Through acquisitions and partnerships we have expanded our products and services to address the needs of video content owners, video content broadcasters, video content aggregators and video content deliverers to better serve the end user consumers of video content. We refer to this flow of video assets as the Content Pipeline. Our products and services include middleware that drives set top box applications such as Games on Demand, hardware and software for content management and delivery systems, advertising systems to pay for content, and services that involve the acquisition and distribution of actual video assets. We believe that the expansion of our product line will position SeaChange to support and maintain our existing customer base, as well as take advantage of new customers entering the on-demand marketplace and to be able to enter tangential and adjacent markets.

Our digital video systems provide enhanced storage and retrieval capabilities, multichannel content delivery and automated information and order processing. These technologies provide a foundation for products and services that can be deployed in next generation systems capable of increased levels of subscriber interactivity. We have received several awards for technological excellence, including an Emmy Award in 2001 for our patented MediaCluster® technology and an Emmy Award in 2004 for our video-on-demand system.

Since 2004, we have made a number of strategic acquisitions and investments (Casa Systems, the On Demand Group Limited, the non-North American assets of Liberate Technologies, Insight One and Minerva Networks) to expand our portfolio of products and services. These acquisitions and investments position SeaChange to offer a broader set of products and services to new customers entering the video on-demand market, as well as our existing customers. We have expanded our product line to cover the complete Content Pipeline including middleware and applications, networking technology and media content services.

Industry Background

Cable System Operators and Telecommunications Companies

The number of cable households has been estimated at 74 million in the United States and approximately 350 million worldwide. Over the last several years, cable system operators have spent billions of dollars to upgrade their networks from analog to digital, yielding a significant increase in available bandwidth, channel capacity and two-way capability. We believe this investment by the cable system operators reflects their intent to provide video-on-demand, advertising insertion, Internet access and other value-added services to their customers, and differentiate cable system operators from competing service providers, including telecommunications companies and satellite delivery systems.

Additionally, as cable companies market telephony services, telecommunications operators, notably AT&T and Verizon in the U.S., have initiated efforts to provide competitive digital television services. We believe their public statements regarding further network investments and other initiatives signal their strategic intentions to become significant players in video-on-demand and other interactive television services. Elsewhere, international telecommunications companies with high-speed network capacity are actively exploring and launching similar television services.

Video-on-demand services represent a new application for cable system and telecommunications operators. The increased channel capacity provided by the installation of fiber optic cables has provided many broadband system operators with the capacity to offer video-on-demand services to residential subscribers. In 2001, cable system operators and telecommunications companies began the deployment of residential video-on-demand capability allowing subscribers to watch video programming at any time with pause, rewind, fast forward and a number of additional interactive capabilities. All of the top ten North American cable system operators have deployed video-on-demand services in one or more major residential markets. The various on-demand applications offered by cable system operators and, increasingly, telecommunications operators include movies-on-demand, subscription video-on-demand, such as HBO, as well as news, sports, music video, and other programming. Other applications include games on-demand, time-shifted television and targeted advertising to the viewers with video-on-demand.

In addition, because cable television programming is transmitted over broadband (high bandwidth networks), cable system and telecom operators have the opportunity to segment and target their programming to viewers in selected geographies. In the future, we believe that the ability of operators to target viewers will extend to individual household-level targeting of advertisements in video-on-demand applications, generating revenues which may help support the worldwide deployment and growth of video-on-demand content and services.

Increased demand for video and audio content over the Internet will also require a substantial increase in storage capacity and bandwidth over time. We believe that cable system operators and telecommunications companies will play an integral role in providing these broadband Internet applications. We also believe that in order to offer high quality video applications over the Internet, cable system operators and telecommunications companies will need more storage and delivery systems capable of complex management and scheduling of video data streams.

Broadcast Television Companies

Both domestically and internationally, broadcast television companies face a number of new challenges to their business. In digital broadcasting, changing ownership trends, new consumer alternatives (e.g., cable television, satellite television, or Internet) and evolving viewership models (e.g., Personal Video Recorders (PVR), cell phones, Personal Digital Assistants (PDA), etc.) are creating a more complex competitive environment for our customers that calls for greater efficiencies and business innovation. We believe broadcast television companies are therefore turning away from their out-dated tape-based systems with robotic libraries, which are cumbersome and require high levels of maintenance and manual intervention.

Some television broadcasters are using digital bandwidth to originate multiple program streams. As this application further develops, television broadcasters will require more video storage and delivery systems that can effectively manage and deliver these multiple television signals. As a result, we believe that television broadcasters will continue to automate their entire programming and advertising to reduce overall operating costs and improve reliability. In the near future we expect new opportunities for broadcasters and video-on-demand operators to create new business synergies that will likely leverage digital video storage and delivery systems to emerge.

SeaChange Business Segments

Broadband

Our high-bandwidth network, or Broadband, business is the foundation of our company and includes our Video-on-demand (VOD) System which digitally manages, stores and distributes digital video. Our video-on-demand system allows cable system operators and telecommunications companies to offer video-on-demand and other interactive television services, including interactive electronic advertising and retrieval of Internet content through the television. Our video-on-demand system can be deployed in either a residential environment or a commercial environment (e.g., hotels, schools, etc.) to deliver a wide variety of video services. Since 2000, we have been selected to supply our video-on-demand system in over 100 domestic and international commercial deployments of video-on-demand systems, including deployments by eight of the top 10 cable system operators in the United States, as well as large cable operators in Asia, Europe and Latin America. At the end of 2005, there were approximately 28.0 million US homes that received digital cable. Nearly 20.0 million of these homes are estimated to have access to video-on-demand and some research analysts are forecasting that access to video-on-demand will grow to over 39.0 million digital cable homes by the end of 2008.

We test and integrate our video-on-demand system with the digital set top boxes, or hardware devices used to receive and unscramble television signals, made by such manufacturers as Scientific-Atlanta (acquired by Cisco Systems, Inc. in February of 2006) and Motorola, as well as with third-party applications from such manufacturers as Microsoft, Gemstar-TV Guide, Avid Technology and others.

Our Broadband business segment also includes our SPOT System™, a system for the transmission of video content, known as a video insertion system, for the insertion of advertisements and other short-form video into television network streams. Our advertising insertion products are available for both the traditional analog environment (the way that video signals have been transmitted for the past 50 years), and for the digital environment which provides the cable operator with a significant increase in available bandwidth, channel capacity and two-way capability. Based on currently available industry sources and our internal data, we believe our SPOT System is the leading analog video insertion system in the United States in the multichannel television market for advertisements and other short-form video. Over the last year, our customers have begun to migrate to digital video ad insertion, and we believe our digital video ad insertion system is establishing a strong market position as well. The SPOT System automates the management and distribution process, which we believe reduces operating costs, provides high accuracy, high video image quality, and permits geographic and demographic specificity of advertisements. While the majority of our customers consist of major cable system operators and telecommunications companies in the United States, we have sold SPOT Systems to support over 55,000 channels throughout the world. Migration from the analog environment to the digital environment (particularly in the U.S.) has slowed demand for analog advertisement systems while accelerating demand for digital advertisement systems. In the future, we believe that our expertise in both the analog and digital advertising insertion market positions us well as the opportunities continue to develop for delivering interactive and targeted advertisements into television streams and into new media formats such as Video-on-demand streams, games, and other applications.

Our middleware and application business is focused on producing set-top client middleware software products, end-to-end interactive television applications and performing system integration and software customization services. Our middleware and applications team is comprised of engineers from the former Digital Video Arts Group in Fort Washington, PA and the Liberate engineering team in San Mateo, CA acquired in July 2005 through the purchase of the non-North American assets of Liberate Technologies, a leading provider of software for digital cable systems. The Liberate acquisition will enable SeaChange to combine Liberate's middleware platform with SeaChange's digital video delivery systems and video-on-demand applications. Our client middleware solutions include the VODlink Platform Suite™ built for and deployed on common North American cable set top boxes and the TV Navigator platform deployed in Europe. We have also acquired the source code rights to the technology developed by Minerva Networks which will allow us to deploy its Multiverse® IPTV solutions in the telecom space.

Our middleware products consist of standards-based set top applications, head-end server components, software developer tools and a set of user applications. We have an open middleware architecture that can span both telecom and cable service provider deployments and is able to produce and facilitate a broad offering of applications that realize an end-to-end solution with other technologies. These include advanced asset management systems, DVD-on-Demand, switched broadcast, electronic program guides that include support for video-on-demand, subscription video-on-demand like HBO (SVOD), Personal Video Recording (PVR) and Network Personal Video Recording (nPVR), advertising insertion in video-on-demand, and the GameNow game management system and streaming game technology. SeaChange middleware is currently deployed in over 2 million homes in North America, over 3 million homes in Europe and we believe a growing number in Asia.

In June of 2005, SeaChange made an $8.2 million investment in Casa Systems, Inc. representing a 19.8% ownership interest on an as converted basis. Founded in 2003, Casa is a privately held technology company that has developed next generation broadband networking devices targeted at the growing market opportunity in interactive digital video and IP services over broadband networks. Based on innovative technologies, we believe that Casa's products may increase the efficiency while reducing the capital and operating expense of large scale deployments of video-on-demand, Interactive TV, Digital Video Recording (DVR), Switch Digital Video Broadcast (SDV), Video over Internet (video over IP) and broadband services. Through a product supply agreement, SeaChange has exclusive distribution rights to all Casa products in North America, and we currently market, sell and support the Casa products lines in North America, South America, Asia and Europe. We believe that the addition of Casa's products allows us to offer more complete digital video solutions for our customers' network environment (i.e., head end & hub equipment), effectively expanding our addressable market in the next-generation video network environment.

Broadcast

Our Broadcast network business segment includes our Broadcast MediaCluster System™, which allows broadcast television companies to directly transmit content, such as commercials and other programming, for broadcast television companies, to their viewers through either single, multichannel or satellite based delivery systems. We believe that our Broadcast MediaCluster System will effectively eliminate the need for analog tape libraries and provide broadcasters with the automated storage and playback features that they require and are seeking. Since 1998, we have installed our Broadcast MediaCluster System at more than 250 customer locations including network affiliates and multichannel operations in Asia, Europe and the Americas. In addition, we provide media companies, including studios, television networks, stations and cable and telecom operators, with the ability to interoperate with other devices (e.g., video editing and production equipment) within their customers' enterprise as part of a client server architecture with our SeaChange MediaClient system to support the streaming and storage requirements of digital video applications. As media companies take advantage of new video services, including video-on-demand, Internet video streaming, and High-Definition television, we believe that they will derive greater benefit from storing media in a digital format. Our MediaLibrary and MediaClient systems are designed to support the storage, streaming and conversion of digital media files for a variety of video services.

Services

SeaChange has expanded into media content services, consisting of content aggregation and distribution, through the acquisition of On Demand Group Limited (ODG), completed in September of 2005. ODG is considered a leader in Europe in the development and deployment of interactive media services and the development, content management and television production. ODG specializes in aggregating content for video-on-demand and network video-on-demand (NVOD) platforms, and has provided services to cable operators in several countries in Europe. ODG owns 33.3 percent of Filmflex Movies Limited (Filmflex), a movie video-on-demand service that supplies movies to the UK cable industry and whose other investors are the Walt Disney Company Limited and Columbia Pictures Corporation Limited. Filmflex supplies content from Warner Brothers, Paramount, Universal, MGM, and Dreamworks, as well as the studio partners that are investors in Filmflex, and the majority of the independent film distributors in the UK. ODG also sources, acquires, packages, markets and accounts for ntl's (one of the largest cable operators in the U.K.) video-on-demand services in the areas of music, children's, comedy and dramatic content. ODG has developed its own content rights management system and a content preparation center for incorporating video content from all of the major content suppliers around the world. Coupled with SeaChange technology, ODG is expanding its activities in the European market with the intent to own more content brands like Filmflex and to be catalytic in the development and deployment of video-on-demand platforms in continental Europe and South America similar to those created with the UK cable industry.

In addition to media content services, SeaChange installs, maintains, and supports its hardware and software products in North America, Asia, South America and Europe. We currently provide installation, maintenance and technical support services to all our customers as well as provide movie content in conjunction with sales of our video-on-demand systems to hotels in the United States. With the addition of our middleware software products, which we acquired as part of our acquisition of Liberate's non-North American business, we are also performing system integration, software customization and other professional services. We offer maintenance and technical support to customers, agents and distributors of our products on a 24-hour, seven-day a week basis, and our systems include at least one year of warranty support. We also offer basic and advanced on-site training for our customers.

The SeaChange Solution

We are a leading developer, manufacturer and marketer of digital video systems and services. Our digital video systems, which include hardware, such as servers, as well as operations and applications software, automate the storage, management and distribution of video content such as movies, broadcast programming, games, advertising and other video content types. We market our products and services to cable system operators, telecommunications companies and broadcast television companies, and are actively exploring the marketing of our products to new customers that are entering the video-on-demand market. Our solutions are based on the following four core areas of functionality:

- Storage and retrieval of video content to and from digital libraries;
- Automated distribution of video streams between digital libraries by means of local and wide-area data networks;
- Delivery of video streams over single and multiple channels; and
- Management of video sales, scheduling, billing and execution of related business transactions and services.

We use these core areas of functionality to provide solutions to a number of commercial markets and are focused on providing solutions to meet the opportunities presented by next-generation systems with increased levels of subscriber interactivity. Our systems are designed to provide a consistent set of features and benefits, including:

- *Viewer Targeting.* Our digital video products enable broadband system operators (telecom and cable television companies) to efficiently target viewers in specific demographic or geographic groups. We believe this allows operators to capitalize on new revenue-generating opportunities from subscribers and advertisers. Using our video-on-demand system, broadband operators are able to offer interactive television services to individual residences or hotel rooms and, with our advertising system, can better target advertising campaigns to consumers.

- *Scalability.* Our products are scalable in both video storage and video stream capacity. Our proprietary technology, including our patented single-copy storage system, the MediaCluster™ system, allows a single copy of content to be streamed through all available outputs without the need for duplication of content or re-routing between servers on the system. Our storage technology and distributed architecture results in a highly scalable system that reduces operational complexity and yields storage and bandwidth efficiencies as the amount of available content and the number of subscribers increase. Our products are scalable to the needs of our customers whether operating in a single channel system concentrated in one specific zone or a system with hundreds of channels serving multiple markets and a large number of users within each market.
- *Interoperability.* Our products have been designed to be compatible with a wide range of hardware systems and software applications used by broadband system operators to deliver their digital video offerings. These include set top boxes from Motorola, Scientific Atlanta, Sony, Pioneer and Pace, a variety of programming guides including TV Guide, Passport and SARA, billing systems, service delivery systems and interactive application control software. Likewise, our broadcast systems interoperate with a range of systems and applications from such companies as Adobe Systems, Apple Computer, Avid Technology, Harris, Sony, Thomson and others.
- *Automation.* Our automated system allows broadband system operators to distribute and manage content without significant human intervention. We believe this automation also allows our customers to minimize operating personnel and equipment requirements resulting in lower ongoing operating costs and opportunities for new services.
- *Reliability.* Through the use of our proprietary MediaCluster technology and application software and low-cost standard computer industry components, our products are designed to be fault resilient, with no single point of failure, providing the high reliability required for television and video-on-demand operations.

Strategy

Our objective is to be the leading provider of video solutions to meet the growing demand for on-demand solutions in the television industry. We develop, manufacture and market digital video systems and services that include the management, aggregation, licensing, storage, and distribution of video, television, gaming and advertising content. The key elements of our strategy are to:

- *Develop, Maintain and Extend Long-term Customer Relationships.* We focus our product development, marketing and direct sales efforts on maintaining and extending long-term customer relationships with cable system operators, telecommunications companies and television broadcasters across the world. We have formed important relationships with customers that have grown from advertisement and other short-form video insertion to video-on-demand systems and other interactive television services, storage systems and streaming systems. We believe that the fundamental shift from broadcast to on-demand applications and the growing emphasis on interactive technologies will continue to present opportunities for us to develop, market and support solutions to our existing customers as well as to new additional markets.
- *Offer Integrated Solutions.* Our customers operate complex networks that require the delivery and management of video programming across multiple channels and target zones. We believe that our integrated solutions can provide advantages in cost and implementation for digital video applications while interoperating with existing and emerging third-party equipment and software. To continue to address these needs, we intend to provide and further develop, internally and with our partners, integrated applications and support services for our customers. We believe that providing complete integrated solutions has been a significant factor in our success in the advertising and video-on-demand markets to date.
- *Establish and Maintain Technological Leadership.* We believe our competitive position is dependent in large part on the features and performance of our systems. As a result, we focus our research and development efforts on introducing systems with improved hardware and software capabilities. We have been granted patents for our single-copy storage technology and have other patents pending. We have received several awards for technological excellence, including an Emmy Award in 2001 for our patented MediaCluster storage technology and a second Emmy Award in 2004 for our video-on-demand system. As of January 31, 2006, over 40% of our employees were focused on research and product development efforts.
- *Provide Superior Customer Service and Support.* Our products operate in customer environments where continuous operation is critical. As a result, we believe that providing a high level of service and support gives us a competitive advantage and is a differentiating factor in developing and maintaining key customer relationships. Our in-depth

industry and application knowledge allows us to better understand the service needs of our customers. As of January 31, 2006, over 25% of our employees were dedicated to customer service and support, including project design and implementation, maintenance, installation and training. Customers have access to service personnel via 24-hour, seven-day a week telephone support. In addition, we believe that the acquisitions and investments that have been made by us in media services (see SeaChange Business Segments—Services) and in system integration and customization services (see SeaChange Business Segments—Broadband) have positioned us as an integral partner with our customers to ensure optimal performance of their systems.

Key Products and Services

SeaChange Video-On-Demand System

We have developed and are deploying a video-on-demand system to cable television companies and telecommunications companies within the Broadband segment. Our video-on-demand system consists of:

- MediaCluster video storage servers that reside at various points in a broadband network system and are used to play or stream videos as requested;
- Axiom video operations services software to manage and control the system and to support integration with third-party systems and applications;
- Interactive middleware software acquired from Liberate Technologies that enables cable operators outside North America to run multiple services, including high-definition television, video-on-demand, and personal video recorders on multiple platforms;
- SPOT advertising systems hardware and software;
- Real-Time Record System™, a time-shifting television application that enables broadcasted programming to be automatically encoded by broadband operators, with complete trick-mode functionality or video cassette recorder-like functionality; and
- Interfaces to digital headend modulators, control systems and subscriber management systems.

Our video-on-demand system allows our customers to offer the following interactive services to their subscribers:

- *Video-on-Demand.* This interactive service allows residential users and commercial users (e.g., hotel guests, academic institutions) to review lists of available movies and/or programming content, order individual movies and/or programs and view them in real-time. Using this service, subscribers gain full control over the video stream.
- *Subscription Video-on-Demand.* This service provides premium channel offerings, such as those offered by HBO, Showtime or Starz, in an on-demand manner, as well as on a scheduled basis. Similar to our video-on-demand service, our subscription video-on-demand service allows subscribers to review lists of available premium channel content, order individual programs and watch them at home with full video recorder control.

In addition, our video-on-demand system is designed to support interactive services that are being developed by broadband system operators including:

- *Networked Digital Video Recording.* This service provides users with interactive control over broadcasted television programming, enabling viewers to watch sports, news, and other program types with full video cassette recorder and personal video recorder-like (e.g., Tivo) control over the video stream. We enable the provision of this service through our servers and software located in broadband local transmission sites known as headends. We believe this service also has the potential to accommodate new advertising techniques, such as ad replacement or limited fast-forward functionality.
- *Targeted and Interactive Advertising.* This service will support interactive advertising, or advertising where the subscriber controls the path and delivery of an advertisement, in a video-on-demand service and in other forms of programming that result in a dedicated communications link between the subscriber's set top box and the video-on-demand system itself. This service will be competitive with those provided by direct marketing and direct mail firms and may allow purchases over the television, such as one might do with a web browser over the Internet.
- *DVD-on-demand.* This interactive service brings DVD functionality to video-on-demand applications and provides a common standard for distributing and presenting video content. Our software tools and applications provide the capability to transform DVDs, including their menus and content chapter and options, to video-on-demand applications, which

potentially offers movie studios and a variety of other video content producers the opportunity to leverage the significant DVD market.

SeaChange SPOT System

Our family of SPOT Systems automates the complex process of advertisement and other video insertion across multiple channels and geographic zones for cable system operators and telecommunications companies primarily in the Broadband segment. Through our embedded proprietary software, our SPOT System allows cable system and telecom operators to insert local and regional advertisements and other video streams into a specific time allocated by cable television networks such as CNN, MTV, ESPN, Black Entertainment Television, Discovery Channel and Nickelodeon. The SPOT System is also capable of inserting advertising into digital cable channels and delivering targeted advertising, as well as advertising with interactive links to content on video-on-demand system, as well as to other interactive advertising systems.

The SPOT System is an integrated solution composed of hardware platforms, software applications, data networks and easy to use graphical interfaces. Our SPOT System is designed to be installed at local transmission sites, known as headends, and advertising sales business offices. Our video insertion process consists of six steps:

- *Encoding.* The process begins with our encoding software, which in real time transforms and compresses analog to digital short-and long-form video.
- *Storage.* Our SPOT System organizes, manages and stores these video streams in a disk-based video library capable of storing thousands of advertisements.
- *Scheduling.* Our advertising management software coordinates with the traffic and billing application to determine the designated time slot, channel and geographic zone for each video stream.
- *Distribution.* Our strategic digital video software then copies the video files from the master video library and distributes them over the operator's data network to appropriate headends, where they are stored in video servers for future play.
- *Insertion.* Following a network cue, our video switch module automatically inserts the video stream into the network feed (initiating the analog conversion, if necessary), where they are then seen by television viewers.
- *Verification.* After the video streams run, our proprietary software and hardware verifies the content, accuracy, timing and placement of these video streams to facilitate proper customer billing.

SeaChange MediaLibrary System

The SeaChange MediaLibrary™ is a mass storage system designed for media companies, including studios, television networks, stations and cable and telecommunications (telco) operators. The system utilizes our patented MediaCluster technology and stores any media file, independent of format and compression. This approach separates operators' application decisions from their storage requirements, enabling all the client systems within a television facility, such as SeaChange's MediaClient on-air servers, non-linear editors, archives, and other media tools to share a centralized, fault-resilient online storage resource. The MediaLibrary has been deployed by a number of television operators to date and is sold in both the Broadband and Broadcast segments.

SeaChange MediaClient System

The SeaChange MediaClient is a media device equipped with product-specific video hardware and applications software. The device is designed for use by media companies, including studios, television networks, stations and cable and telecom operators, to interoperate with other devices within their customers' enterprise as part of a client/server architecture. Introduced in 2004, the SeaChange MediaClient typically operates as an adjunct to the SeaChange MediaLibrary to support the streaming and storage requirements of digital video applications and is sold in both the Broadband and Broadcast segments.

We believe that as media companies take advantage of new and various video services, including video-on-demand, Internet video streaming, and High-Definition television, among others, they will derive greater benefit from the storage of media in a digital format. The MediaLibrary and the MediaClient are designed to support the storage, streaming and conversion of digital media files for a variety of video services.

SeaChange Broadcast MediaCluster System

Our Broadcast MediaCluster System is composed of multiple individual video servers arranged in a cluster acting as one system. This system is designed to provide high-quality digital based video storage and playback for use with automation systems in broadcast television stations. This product is intended to replace on-air tape decks used to store and play back advertising, movies and other programming from video tape cart systems and, in some cases, to replace the cart systems themselves. Our Broadcast MediaCluster System is designed for customers both in larger broadcast television markets, which use station automation systems, and in smaller markets, which use control software included in the system. This product is sold within the Broadcast segment.

As with the video-on-demand system in the Broadband segment, our Broadcast MediaCluster System is designed to simultaneously record, encode, store to a disk and play video content using compression and decompression hardware. This product is designed to seamlessly integrate into television broadcasters' current tape-based operations and meet the high performance requirements of television broadcasters. Our Broadcast MediaCluster System has features that enable the television broadcaster to have end-to-end functionality and reliability, including one feature that enables broadcasters to schedule its programming for a week of television content.

Service and Support

We install, maintain and support our hardware and software products in North America, Asia, South America and Europe. We offer basic and advanced on-site training for customer employees. We currently provide installation, maintenance and technical support to all our customers and provide movie content in conjunction with sales of our video-on-demand system to hotels. We offer maintenance and technical support to customers, agents and distributors of our hardware, software and systems on a 24-hour, seven-day a week basis. Our product sales include at least one year of free maintenance.

SeaChange has expanded into media content services, consisting of content aggregation and distribution, through the acquisition of On Demand Group Limited (ODG), completed in September of 2005. ODG is considered a leader in Europe in the development and deployment of interactive media services and the development, content management and television production. ODG specializes in aggregating content for video-on-demand and network video-on-demand (NVOD) platforms, and has provided services to cable operators in more than 20 countries in Europe. ODG owns 33.3 percent of, Filmflex Movies Limited (Filmflex), a movie video-on-demand service that supplies movies to the UK cable industry. and whose other investors are the Walt Disney Company Limited and Columbia Pictures Corporation Limited. Filmflex supplies content from Warner Brothers, Paramount, Universal, MGM, and Dreamworks, as well as the studio partners that are investors in Filmflex, and the majority of the independent film distributors in the UK. ODG also sources, acquires, packages, markets and accounts for ntl's (one of the largest cable operators in the U.K.) video-on-demand services in the areas of music, children's, comedy and dramatic content. ODG has developed its own content rights management system and a content preparation center for incorporating video content from all of the major content suppliers around the world. Coupled with SeaChange technology, ODG is expanding its activities in the European market with the intent to own more content brands like Filmflex and to be catalytic in the development and deployment of video-on-demand platforms in continental Europe and South America similar to those created with the UK cable industry.

Customers

We currently sell our products primarily to cable system operators, broadcast and telecommunications companies.

Our customer base is highly concentrated among a limited number of large customers, primarily due to the fact that the cable, movie, broadcast, and telecommunications industries in the United States are dominated by a limited number of large companies. A significant portion of our revenues in any given fiscal period have been derived from substantial orders placed by these large organizations. In the years ended January 31, 2006, 2005 and 2004 total revenues from our five largest customers represented approximately 54%, 63% and 73%, respectively, of our total revenues. Customers accounting for more than 10% of total revenues consisted of Comcast (25%) in the year ended January 31, 2006; Comcast (48%) in the year ended January 31, 2005; and Comcast (49%) and Cox (11%) in the year ended January 31, 2004. We expect that we will continue to be dependent upon a limited number of customers for a significant portion of our revenues in future periods. As a result of this customer concentration, our business, financial condition and results of operations could be materially adversely affected by the failure of anticipated orders to materialize and by deferrals or cancellations of orders as a result of changes in customer requirements or new product announcements or introductions. In addition, the concentration of customers may cause variations in revenue, expenses and operating results on a quarterly basis due to seasonality of orders or the timing and relative size of orders received and shipped during a fiscal quarter.

We believe that our backlog at any particular time is not meaningful as an indicator of our future level of sales for any particular period. Because of the nature of our products and our use of standard components, substantially the entire backlog at the end of a quarter can be manufactured and shipped to the customer before the end of the following quarter. However, because of the requirements of particular customers these orders may not be shipped or, if shipped, the related revenues may not be recognized in the ensuing quarter. Therefore, there is no direct correlation between the backlog at the end of any quarter and our total sales for the following quarter or other periods.

Selling and Marketing

We sell and market our products in the United States primarily through a direct sales organization and internationally through direct sales and independent agents and distributors, complemented by a coordinated marketing effort of our corporate marketing group. Direct sales activities in the United States are conducted from our Massachusetts headquarters and through sales representatives deployed across the country. We also market certain of our products to systems integrators and value-added resellers.

In light of the complexity of our digital video products, we primarily employ a consultative direct sales process. Working closely with customers to understand and define their needs enables us to obtain better information regarding market requirements, enhance our expertise in our customers' industries, and more effectively and precisely convey to customers how our solutions address the customer's specific needs. In addition to the direct sales process, customer references and visits by potential customers to sites where our products are in place are often critical in the sales process.

We use several marketing programs focused on our targeted markets to support the sale and distribution of our products. We use exhibitions at a limited number of prominent industry trade shows and conferences and presentations at technology seminars to promote awareness of us and our products. We also publish articles in trade and technical journals and promotional product literature.

Research and Product Development

Our management believes that our success will depend to a substantial degree upon our ability to develop and introduce in a timely fashion new integrated solutions and enhancements to our existing products that meet changing customer requirements in our current and new markets. We have made, and intend to continue to make, substantial investments in product and technological development. Our direct sales and marketing groups closely monitor changes in customer needs, changes in the marketplace and emerging industry standards, and are therefore better able to focus our research and development efforts to address these evolving industry requirements.

Our research and development expenditures totaled approximately $34.4 million, $29.4 million and $26.0 million for the years ended January 31, 2006, 2005, and 2004 respectively. At January 31, 2006, 290 employees were engaged in research and product development. We believe that the experience of our product development personnel is an important factor in our success. We perform our research and product development activities at our headquarters and in offices in Greenville, New Hampshire, Fort Washington, Pennsylvania, San Mateo, California and Shanghai, China.

Manufacturing

Our manufacturing operations are located at facilities in Acton, Massachusetts, having relocated from Maynard, Massachusetts in February 2006, and in Greenville, New Hampshire. The manufacturing operations in Massachusetts consist primarily of component and subassembly procurement, system integration and final assembly, testing and quality control of the complete systems. Our operations in New Hampshire consist primarily of component and subassembly procurement, video server integration and final assembly, testing and quality control of the video servers. We rely on independent contractors to manufacture components and subassemblies to our specifications. Each of our products undergoes testing and quality inspection at the final assembly stage.

Competition

The markets in which we compete are characterized by intense competition, with a large number of suppliers providing different types of products to different segments of the markets. In new markets for our products, we compete principally based on price. In markets in which we have an established presence, we compete principally on the basis of the breadth of our products' features and benefits, including the flexibility, scalability, professional quality, ease of use, reliability and cost effectiveness of our products, and our reputation and the depth of our expertise, customer service and support. While we believe that we currently compete favorably overall with respect to these factors and that our ability to provide integrated solutions to manage, store and distribute digital video differentiates us from our competitors, in the future we may not be able to continue to compete successfully with respect to these factors. In the market for long-form video products including video-on-demand, we compete with various companies offering video server platforms such as Concurrent Computer Corp., C-Cor Corporation (formerly nCube Corporation), Broadbus Technologies, Inc. and Arroyo Video Solutions, Inc. In the television broadcast market, we compete against Thomson (formerly Grass Valley Group, Inc.), Omneon Video Networks., Sony Corporation and Leitch Incorporated. In the digital advertisement insertion market, we generally compete only with C-Cor Corporation. We expect the competition in each of these markets to intensify in the future as existing and new competitors with significant market presence and financial resources, including computer hardware and software companies and television equipment manufacturers, may enter these rapidly evolving markets.

Many of our current and prospective competitors have significantly greater financial, technical, manufacturing, sales, marketing and other resources. As a result, these competitors may be able to devote greater resources to the development, promotion, sale and support of their products. Moreover, these companies may introduce additional products that are competitive with ours or enter into strategic relationships to offer complete solutions, and in the future our products may not be able to compete effectively with these products.

Proprietary Rights

Our success and our ability to compete are dependent, in part, upon our proprietary rights. We have been granted three U.S. patents for our MediaCluster technology and have filed foreign patent applications for the same technology. We also have been granted two U.S. patents for technology related to the MediaCluster and have other patent applications in process for extensions of our existing technology and for other technologies. In addition, we rely on a combination of contractual rights, trademark laws, trade secrets and copyright laws to establish and protect our proprietary rights in our products. It is possible that in the future not all of these patents will be issued or that, if issued, the validity of these patents would not be upheld. It is also possible that the steps taken by us to protect our intellectual property will be inadequate to prevent misappropriation of our technology or that our competitors will independently develop technologies that are substantially equivalent or superior to our technology. In addition, the laws of some foreign countries in which our products are or may be distributed do not protect our proprietary rights to the same extent as do the laws of the United States. We have been and currently are involved in significant intellectual property litigation, and we may be a party to litigation in the future to enforce our intellectual property rights or as a result of an allegation that we infringe others' intellectual property. You should refer to Note 12 to our Consolidated Financial Statements included herewith for a more detailed description of intellectual property litigation relating to our MediaCluster technology.

In July 2005, we acquired substantially all of the assets of Liberate Technologies' business outside of North America. At the time of the transaction, Liberate Technologies was a leading provider of software for digital cable systems. The acquisition enables SeaChange to combine Liberate's software that enables television set top boxes to operate efficiently in a video-on-demand system with SeaChange's digital video delivery systems and video-on-demand applications. Under the terms of the purchase agreement, we acquired certain customer contracts, patents and other intellectual property, and assumed certain liabilities related to Liberate's business outside of North America in exchange for approximately $23.7 million in cash consideration.

Employees

As of January 31, 2006, we employed 671 persons, including 290 in research and development, 190 in customer service and support, 67 in selling and marketing, 52 in manufacturing and 72 in finance and administration. We believe that our relations with our employees are good.

Geographic Information

Information about our business segments and geographic information are included in Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 4 of the Consolidated Financial Statements.

Available Information

SeaChange is subject to the informational requirements of the Exchange Act. Therefore, SeaChange files periodic reports, proxy statements and other information with the SEC. Such reports, proxy statements and other information may be obtained by visiting the Public Reference Room of the SEC at 100 F Street, N.E., Washington, DC 20549 or by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an internet site (*http://www.sec.gov*) that contains reports, proxy and information statements and other information regarding issuers that file electronically.

Financial and other information about SeaChange, including SeaChange's Code of Ethics and Business Conduct and charters for SeaChange's Audit Committee, Compensation and Option Committee and Corporate Governance and Nominating Committee, is available on our website (*www.schange.com*). We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section

13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The information contained on our web site is not incorporated by reference into this document and should not be considered a part of this Annual Report. Our web site address is included in this document as an inactive textual reference only.

ITEM 1A. Risk Factors

Any statements contained in this Form 10-K that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance and are identified by words such as "may," "will," "could," "should," "expect," "plan," "intend," "seek," "anticipate," "believe," "estimate," "potential," or "continue" or other comparable terms or the negative of those terms. Forward-looking statements in this Form 10-K include certain statements regarding the effect of certain accounting standards on our financial position and results of operations, the effect of certain legal claims against us, projected changes in our revenues, earnings and expenses, exchange rate sensitivity, interest rate sensitivity, liquidity, product introductions, industry changes and general market conditions. Our actual future results may differ significantly from those stated in any forward-looking statements. Any such forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. Factors that may cause such differences include, but are not limited to, the factors discussed below. Each of these factors, and others, are discussed from time to time in our filings with the SEC.

Our future success is dependent on the continued development of the video-on-demand market and if video-on-demand does not gain broad market acceptance, our business may not continue to grow.

An increasing portion of our revenue in the last year has come from sales and services related to our video-on-demand products. However, the video-on-demand market continues to develop as a commercial market and may not gain broad market acceptance. The potential size of the video-on-demand market and the timing of its development are uncertain. The success of this market requires that broadband system operators, particularly the seven largest domestic cable system operators, continue to upgrade their cable networks to support digital two-way transmission service and successfully market video-on-demand and similar services to their cable television subscribers. Some cable system operators are still in the early stages of commercial deployment of video-on-demand service to major residential cable markets and, accordingly, to date our digital video systems have been commercially available only to a limited number of subscribers. In addition, telecommunications companies have also begun to adapt their networks to support digital two-way transmission and begun marketing video-on-demand services. If cable system operators and telecommunications companies fail to make the capital expenditures necessary to upgrade their networks or determine that broad deployment of video-on-demand services is not viable as a business proposition or if our digital video systems cannot support a substantial number of subscribers while maintaining a high level of performance, our revenues will not grow as we have planned.

Because our customer base is highly concentrated among a limited number of large customers, the loss of or reduced demand of these customers could have a material adverse effect on our business, financial condition and results of operations.

Our customer base is highly concentrated among a limited number of large customers, and, therefore, a limited number of customers account for a significant percentage of our revenues in any year. Our five largest customers have accounted for approximately half of our revenues in each of the past five years and our largest customer has represented approximately 25% and 50% of our revenues in fiscal 2006 and fiscal 2005, respectively. We generally do not have written agreements that require customers to purchase fixed minimum quantities of our products. Our sales to specific customers tend to vary significantly from year to year depending upon these customers' budgets for capital expenditures and our new product introductions. We believe that a significant amount of our revenues will continue to be derived from a limited number of large customers in the future. The loss of, or reduced demand for products or related services from, any of our major customers could have a material adverse effect on our business, financial condition and results of operations.

Cancellation or deferral of purchases of our products could cause our operating results to be below the expectations of the public market stock analysts who cover our stock, resulting in a decrease in the market price of our common stock.

We derive a substantial portion of our revenues from purchase orders that exceed $1.0 million in value. Therefore, any significant cancellation or deferral of purchases of our products could have a material adverse effect on our business, financial condition and results of operations in any particular quarter due to the resulting decrease in revenue and gross margin and our relatively fixed costs. In addition, to the extent significant sales occur earlier than expected, operating results for subsequent quarters may be adversely affected because our operating costs and expenses are based, in part, on our expectations of future revenues, and we may be unable to adjust spending in a timely manner to compensate for any revenue shortfall. Because of these factors, in some future quarter our operating results may be below the expectations of public market analysts and investors which may adversely affect the market price of our common stock.

Timing of significant customer orders may cause our quarterly operating results to fluctuate, making period-to-period comparisons of our operating results less meaningful.

We have experienced significant variations in the revenue, expenses and operating results from quarter to quarter and these variations are likely to continue. We believe that fluctuations in the number of orders being placed from quarter to quarter are principally attributable to the buying patterns and budgeting cycles of broadband system operators, including telecommunications companies, and broadcast companies, the primary buyers of the digital video-on-demand, advertising and broadcast systems, respectively. We expect that there will continue to be fluctuations in the number and value of orders received. As a result, our results of operations have in the past and likely will, at least in the near future, fluctuate in accordance with this purchasing activity making period-to-period comparisons of our operating results less meaningful. In addition, because these factors are difficult for us to forecast, our business, financial condition and results of operations for one quarter or a series of quarters may be adversely affected and below the expectations of public market analysts and investors, resulting in a decrease in the market price of our common stock.

Due to the lengthy sales cycle involved in the sale of our products, our quarterly results may vary and should not be relied on as an indication of future performance.

Digital video-on-demand, advertising, movie and broadcast products are relatively complex and their purchase generally involve a significant commitment of capital, with attendant delays frequently associated with large capital expenditures and implementation procedures within an organization. Moreover, the purchase of these products typically requires coordination and agreement among a potential customer's corporate headquarters and its regional and local operations. For these and other reasons, the sales cycle associated with the purchase of our digital video-on-demand, advertising, movie and broadcast products is typically lengthy and subject to a number of significant risks, including customers' budgetary constraints and internal acceptance reviews, over which we have little or no control. Based upon all of the foregoing, we believe that our quarterly revenues and operating results are likely to vary significantly in the future, that period-to-period comparisons of our results of operations are not necessarily meaningful and that these comparisons should not be relied upon as indications of future performance.

If there were a decline in demand or average selling prices for our broadband products, including our Video-On-Demand Systems and Advertising Systems, our revenues and operating results would be materially affected.

We expect our broadband products to continue to account for a significant portion of our revenues. Accordingly, a decline in demand or average selling prices for our broadband products, whether as a result of new product introductions by others, price competition, technological change, inability to enhance the products in a timely fashion, or otherwise, could have a material adverse effect on our business, financial condition and results of operations. During fiscal 2005, our video-on-demand prices decreased approximately 33% from the prior fiscal year. In fiscal 2006, we experienced a similar trend in pricing pressure from our competitors. In addition, we experienced a significant decline in revenues during fiscal 2006 as compared to fiscal 2005. The decline in revenues in fiscal 2006 was primarily attributable to a decline in video-on-demand revenues due to unanticipated delays in the order receipt, shipment and acceptance of certain orders.

If we are unable to manage our growth and the related expansion in our operations effectively, our business may be harmed through a diminished ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees.

Our ability to successfully offer new products and services and implement our business plan in a rapidly evolving market requires effective planning and management. We are also continuing to transition towards greater reliance on our video-on-demand products and services for an increased portion of our total revenue. In light of the growing complexities in managing our expanding portfolio of products and services, our anticipated future operations will continue to strain our operational and administrative resources. To manage future growth effectively, we must continue to improve our management, our operational controls and internal controls over financial reporting, and to integrate our recently acquired businesses and our new personnel and to manage our expanding international operations. A failure to manage our growth may harm our business through a decreased ability to monitor and control effectively our operations, and a decrease in the quality of work and innovation of our employees upon which our business is dependent.

Our ability to compete could be jeopardized if we are unable to protect our intellectual property rights from third-party challenges.

Our success and ability to compete depends upon our ability to protect our proprietary technology that is incorporated into our broadband and broadcast products. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. Although we have several issued patents, we cannot assure that any additional patents will be issued or that the issued patents will not be invalidated. We also enter into confidentiality or license agreements with our employees, consultants and corporate partners, and control access to and distribution of our software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise misappropriate and use our products or technology without authorization, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. We may need to resort to litigation in the future to enforce our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. If competitors are able to use our technology, our ability to compete effectively could be harmed.

We have been and in the future could become subject to litigation regarding intellectual property rights, which could seriously harm our business and require us to incur significant legal costs to defend our intellectual property rights.

The industry in which we operate is characterized by vigorous protection and pursuit of intellectual property rights or positions, which on occasion, have resulted in significant and often protracted litigation. We have from time to time received, and may in the future receive, communications from third parties asserting infringements on patent or other intellectual property rights covering our products or processes. We have been and currently are involved in significant intellectual property litigation, and we may be a party to litigation in the future to enforce our intellectual property rights or as a result of an allegation that we infringe others' intellectual property. Any parties asserting that our products infringe upon their proprietary rights would force us to defend ourselves and possibly our customers or manufacturers against the alleged infringement, as many of our commercial agreements require us to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to our products. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. In the case of a willful infringer, the definition of which is unclear, any such damages may be trebled. This possibility of multiple damages serves to increase the incentive for plaintiffs to bring such litigation. In addition, these lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention away from our operations.

Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. In addition, any potential intellectual property litigation also could force us to stop selling, incorporating or using the products that use the infringed intellectual property or obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, although this license may not be available on reasonable terms, or at all, or redesign those products that use the infringed intellectual property. If we are forced to take any of the foregoing actions, our business may be seriously harmed. You should refer to Note 12 to our Consolidated Financial Statements included herewith for a more detailed description of intellectual property litigation relating to our MediaCluster technology.

If content providers, such as movie studios, limit the scope of content licensed for use in the digital video-on-demand market, our business, financial condition and results of operations could be negatively affected because the potential market for our products would be more limited than we currently believe and have communicated to the financial markets.

The success of the video-on-demand market is contingent on content providers, such as movie studios, permitting their content to be licensed for use in this market. Content providers may, due to concerns regarding either or both marketing and illegal duplication of the content, limit the extent to which they provide content to the video-on-demand market. A limitation of content for the video-on-demand market would indirectly limit the market for our video-on-demand system which is used in connection with that market.

If we are unable to successfully introduce new products or enhancements to existing products, our financial condition and operating results may be adversely affected by a decrease in sales of our products.

Because our business plan is based on technological development of new products and enhancements to our existing products, our future success is dependent on our successful introduction of these new products and enhancements. In the future we may experience difficulties that could delay or prevent the successful development, introduction and marketing of these and other new products and enhancements, or find that our new products and enhancements do not adequately meet the requirements of the marketplace or achieve market acceptance. Announcements of currently planned or other new product offerings may cause customers to defer purchasing our existing products. Moreover, despite testing by us and by current and potential customers, errors or failures may be found in our products, and, even if discovered, may not be successfully corrected in a timely manner. These errors or failures could cause delays in product introductions and shipments, or require design modifications that could adversely affect our competitive position. Our inability to develop new products or enhancements on a timely basis or the failure of these new products or enhancements to achieve market acceptance could have a material adverse effect on our business, financial condition and results of operations.

Because we purchase certain material components used in manufacturing our products from sole suppliers and we use a limited number of third party manufacturers to manufacture our products, our business, financial condition and results of operations could be materially adversely affected by a failure of these suppliers or manufacturers.

Certain key components of our products are currently purchased from a sole supplier, including a computer chassis manufactured by JMR Electronics, Inc., another computer chassis manufactured by Enclosure Concepts, Inc., an interface controller video transmission board manufactured by Cyclone Microsystems, Inc., encoder and decoder software from Ligos, Inc. and CINergy Gmbh and certain digital video chips from Mellanox. We have in the past experienced quality control problems, where products did not meet specifications or were damaged in shipping, and delays in the receipt of these components. These problems were generally of short duration and did not have a material adverse effect on our business and results of operations. However, we may in the future experience similar types of problems which could be more severe or more prolonged. While we believe that there are alternative suppliers available for these components, we believe that the procurement of these components from alternative suppliers could take up to four months. In addition, these alternative components may not be functionally equivalent or may be unavailable on a timely basis or on similar terms. The inability to obtain sufficient key components as required, or to develop alternative sources if and as required in the future, could result in delays or reductions in product shipments which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

In addition, we rely on a limited number of third parties who manufacture certain components used in our products. While to date there has been suitable third party manufacturing capacity readily available at acceptable quality levels, in the future there may not be manufacturers that are able to meet our future volume or quality requirements at a price that is favorable to us. Any financial, operational, production or quality assurance difficulties experienced by these third party manufacturers that result in a reduction or interruption in supply to us could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to successfully compete in our marketplace, our financial condition and operating results may be adversely affected.

We currently compete against both computer companies offering video server platforms and more traditional analog video playback systems. In the digital advertisement insertion market, we compete against suppliers of both analog tape-based and digital systems.

Due to the rapidly evolving markets in which we compete, additional competitors with significant market presence and financial resources, including computer hardware and software companies and television equipment manufacturers, may enter those markets, thereby further intensifying competition. Increased competition could result in price reductions and loss of market share which would adversely affect our business, financial condition and results of operations. Many of our current and potential competitors have greater financial, selling and marketing, technical and other resources than we do. Moreover, our competitors may also foresee the course of market developments more accurately than we. Although we believe that we have certain technological and other advantages over our competitors, realizing and maintaining these advantages will require a continued high level of investment by us in research and product development, marketing and customer service and support. In the future we may not have sufficient resources to continue to make these investments or to make the technological advances necessary to compete successfully with our existing competitors or with new competitors.

If we are unable to compete effectively, our business, prospects, financial condition and operating results would be materially adversely affected because of the difference in our operating results from the assumptions on which our business model is based.

If we fail to respond to rapidly changing technologies related to digital video, our business, financial condition and results of operations would be materially adversely affected because the competitive advantage of our products relative to those of our competitors would decrease.

The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions and enhancements. Future technological advances in the television and video industries may result in the availability of new products or services that could compete with the solutions provided by us or reduce the cost of existing products or services, any of which could enable our existing or potential customers to fulfill their video needs better and more cost efficiently than with our products. Our future success will depend on our ability to enhance our existing digital video products, including the development of new applications for our technology, and to develop and introduce new products to meet and adapt to changing customer requirements and emerging technologies. In the future, we may not be successful in enhancing our digital video products or developing, manufacturing and marketing new products which satisfy customer needs or achieve market acceptance. In addition, there may be services, products or technologies developed by others that render our products or technologies uncompetitive, unmarketable or obsolete, or announcements of currently planned or other new product offerings either by us or our competitors that cause customers to defer or fail to purchase our existing solutions.

Because our business is susceptible to risks associated with international operations, we may not be able to maintain or increase international sales of our products.

International product and service revenues ranged from 12% to 40% of our total revenues in each of the past five years. Our international operations are expected to continue to account for a significant portion of our business in the future. However, in the future we may be unable to maintain or increase international sales of our products and services. International sales are subject to a variety of risks, including:

- difficulties in establishing and managing international distribution channels;
- difficulties in selling, servicing and supporting overseas products and in translating products into foreign languages;
- the uncertainty of laws and enforcement in certain countries relating to the protection of intellectual property;
- multiple and possibly overlapping tax structures;
- currency and exchange rate fluctuations; and
- economic or political changes in international markets.

Our financial condition and results of operations could be materially adversely affected by the performance of the companies in which we have made and may in the future make equity investments.

As discussed in "Management's Discussion and Analysis" we have made equity investments in other companies, including Filmflex, Movies Limited, Casa Systems, Inc., Minerva Networks, Inc. and InSite One, Inc., during fiscal 2006 and we may in the future make additional investments in these and/or other companies. These investments may require additional capital and may not generate the expected rate of return on investment through equity method income and/or unrealized or realized gains in the future than we believed at the time of making the investment. This may adversely affect our financial condition or results of operations. Also, investments in development-stage companies may generate other than temporary declines in fair value of our investment that would result in impairment charges.

Recent and future acquisitions may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

As part of our business strategy, we recently acquired or may seek to acquire or invest in new businesses, products or technologies that we believe could complement or expand our business, augment our market coverage, enhance our technical capabilities or otherwise offer growth opportunities. Acquisitions could create risks for us, including:

- difficulties in assimilation of acquired personnel, operations, technologies or products which may affect our ability to develop new products and services and compete in our rapidly changing marketplace due to a resulting decrease in the quality of work and innovation of our employees upon which our business is dependent; and
- adverse effects on our existing business relationships with suppliers and customers, which may be of particular importance to our business because our customer base is highly concentrated among a limited number of large customers, we purchase certain components used in manufacturing our products from sole suppliers and we use a limited number of third party manufacturers to manufacture our product.

In addition, if we consummate acquisitions through an exchange of our securities, our existing stockholders could suffer significant dilution. Any future acquisitions, even if successfully completed, may not generate any additional revenue or provide any benefit to our business.

The success of our business model could be influenced by changes in the regulatory environment, such as changes that either would limit capital expenditures by television operators or reverse the trend towards deregulation in the industries in which we compete.

The telecommunications and television industries are subject to extensive regulation which may limit the growth of our business, both in the United States and other countries. The growth of our business internationally is dependent in part on deregulation of the telecommunications industry abroad similar to that which has occurred in the United States and the timing and magnitude of which is uncertain. Broadband system operators are subject to extensive government regulation by the Federal Communications Commission and other federal and state regulatory agencies. These regulations could have the effect of limiting capital expenditures by broadband system operators and thus could have a material adverse effect on our business, financial condition and results of operations. The enactment by federal, state or international governments of new laws or regulations, changes in the interpretation of existing regulations or a reversal of the trend toward deregulation in these industries could adversely affect our customers, and thereby materially adversely affect our business, financial condition and results of operations.

We may not be able to hire and retain highly skilled employees, particularly managerial, engineering, customer service, selling and marketing, finance and manufacturing personnel, which could affect our ability to compete effectively because our business is technology-based and there is a shortage of these employees within the New England area.

Our success depends to a significant degree upon the continued contributions of our key management, engineering, customer service, selling and marketing, finance and manufacturing personnel, many of whom would be difficult to replace given the shortage within the New England area of qualified persons for these positions. We do not have employment contracts with our key personnel. We believe that our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, customer service, selling and marketing, finance and manufacturing personnel, as our business is technology-based. Because competition for these personnel is intense, we may not be able to attract and retain qualified personnel in the future. The loss of the services of any of the key personnel, the inability to attract or retain qualified personnel in the future or delays in hiring required personnel, particularly software engineers and sales personnel, could have a material adverse effect on our business, financial condition and results of operations because our business is technology-based.

Increasing political and social turmoil, such as terrorist and military actions, increase the difficulty for us, our vendors and our customers to accurately forecast and plan future business activities and could have a material adverse effect on our business, financial condition and results of operation.

Recent political and social turmoil, including the terrorist attacks of September 11, 2001 and armed conflict involving the United States of America, may put further pressure on economic conditions in the United States and worldwide. The political, social and economic conditions make it difficult for us, our vendors and our customers to accurately forecast and plan future business activities. Our business, financial condition and results of operations may be materially adversely affected by a fluctuation in revenue relative to our forecasted value, as we may not be able to vary our incurred expenses in response to revenue actually realized.

ITEM 1B. Unresolved Staff Comments

None.

ITEM 2. Properties

In February 2006, we moved our corporate headquarters, which is also our principal administrative, selling, marketing, customer service and support and product development facility, to the 120,000 square foot facility we purchased in June 2005 in Acton, Massachusetts. The Acton facility replaces our previously-rented Maynard facility of approximately 105,000 square feet. We had rented the Maynard facility under a lease which expired on March 31, 2005 at an annual base rent of $696,000, and had renewed the lease for the Maynard facility for an additional eleven months, which expired ending on February 28, 2006, for a rent of $808,000. In addition to our Acton corporate headquarters, we own approximately 24,000 square feet of office and manufacturing space in Greenville, New Hampshire. We also lease two facilities totaling approximately 13,000 square feet in Greenville, New Hampshire that are used for the development and final assembly of our video servers. Additionally, we lease approximately 14,000 square feet of office space in Fort Washington, Pennsylvania, that is primarily used for the development of custom software products for companies specializing in digital video and interactive television. We also lease small research and development and/or sales and support offices in Shanghai, China, Belleville, Illinois, Reno, Nevada, San Jose, California, San Mateo, California, Hook, United Kingdom, Valbonne, France, Singapore, and Tokyo, Japan.

ITEM 3. Legal Proceedings

Previously Reported Proceedings

Litigation Regarding SeaChange Patent No. 5,862,312

On June 29, 2005, the United States Court of Appeals for the Federal Circuit issued its decision relating to the suit filed June 13, 2000 by SeaChange in the United State District Court for the District of Delaware against nCube Corp., and reversed the September 2000 finding by the United States District Court of Delaware that nCube's MediaCube-4 product infringed our '312 patent. The Appeals Court remanded certain issues back to the District Court. No costs or awards were granted to either us or nCube. The parties have agreed to a stipulated dismissal of all remaining issues in this matter, without prejudice. Proceedings in the case are now complete.

On March 26, 2002, nCube Corp. filed a complaint against SeaChange in the United States District Court for the District of Delaware seeking a declaratory judgment that its redesigned MediaCube-4 product does not infringe U.S. Patent No. 5,862,312 held by SeaChange. The complaint also alleges that nCube has been damaged by a certain statement made by SeaChange's Chief Executive Officer during a public conference call to discuss SeaChange's earnings on March 5, 2002. nCube is seeking a public retraction of the statement and damages in an unspecified amount. On April 15, 2002, SeaChange moved to dismiss all claims on the grounds that the patent-related issues are currently pending before the Court in the lawsuit previously filed by SeaChange, and the district court lacks jurisdiction over the remaining claims. On June 25, 2002, the district court stayed that action pending resolution of the appeal in the previously filed lawsuit. The parties have agreed to a stipulated dismissal of all remaining issues in this matter, without prejudice. Proceedings in the case will now be complete.

Litigation Regarding nCube Patent No. 5,805,804

During fiscal 2006, in connection with the complaint filed January 8, 2001 by nCube Corp. in the United States District Court for the District of Delaware against SeaChange, the stay in the appeals related to nCube Patent No. 5,805,804 ('804) has been lifted and the appeal went forward. Oral arguments were held at the Federal Circuit Court of Appeals on September 7, 2005, and a decision was issued on January 9, 2006. The Federal Circuit, in a 2-1 split decision, affirmed the May 2002 jury verdict. The damages awarded in the previous decision were also affirmed. On January 23, 2006 we filed a Combined Petition for Panel Rehearing and Rehearing en Banc with the Federal Circuit Court. The Petition was denied on March 1, 2006. The United States Court of Appeals for the Federal Circuit issued its mandate regarding this case on March 8, 2006. On April 6, 2006, the United States District Court for the District of Delaware entered orders for (1) a permanent injunction barring SeaChange from making, using, selling or offering to sell within the United States or importing into the United States the SeaChange Interactive Television System that was found by the jury and adjudged to infringe the adjudicated claims of the '804 patent (we have not shipped any of our infringing products since the original decision was made on May 29, 2002) and (2) damages, attorneys' fees, costs and interest of $8.0 million as of March 17, 2006. This ruling was made after SeaChange's initial earnings release on March 14, 2006, and since the earnings release we have had to record an additional interest charge of $209,000 to properly reflect the total amount due C-Cor as decided by the U.S. District Court in its final damage award reconciliation. This adjustment increased our net loss by $0.01 per share in the fourth quarter and for the fiscal year 2006. We expect to make full payment of these expenses in the quarter ending April 30, 2006. After the original court decision, we did not ship any of our Interactive Television Systems until we had implemented a revised version which we believe does not infringe the nCube '804 patent. Therefore, we believe that the injunction will not have an impact on our ability to ship product or meet customer demands.

Other Matters

We enter into agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of these agreements require us to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to our products. From time to time, we also indemnify customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability, and environmental claims relating to the use of our products and services or resulting from the acts or omissions of our employees, authorized agents or subcontractors. For example, in a letter dated May 16, 2005 from Cablevision Systems Corp., in a letter dated May 19, 2005 from Time Warner Cable, Inc. and in a letter dated July 22, 2005 from Insight Communications Company, Inc., all our customers, we were notified that each party was served on May 3, 2005, April 25, 2005 and April 26, 2005 respectively with a complaint by Acacia Media Technologies, Corp. for allegedly infringing U.S. Patent Nos.: 5,132,992; 5,253,275; 5,550,863; and 6,144,702 by providing broadcast video and video-on-demand services to end user customers. These customers have requested our support under our indemnification obligations. We continue to review our potential obligations under its indemnification agreements with these customers, in view of the claims by Acacia and the indemnity obligations to these customers from other vendors that also provided equipment and services to these customers.

For further discussion of these matters, see Note 12 to our consolidated financial statements.

ITEM 4. Submission of Matters To a Vote of Securities Holders

No matters were submitted during the fourth quarter of the fiscal year ended January 31, 2006 to a vote of security holders of the Company through the solicitation of proxies or otherwise.

PART II

ITEM 5. Market for Registrant's Common Equity and Related Stockholder Matters

Our common stock is traded on the Nasdaq National Market under the symbol "SEAC". The following table sets forth the high and low closing sale prices for the Common Stock for the periods indicated, as reported on the Nasdaq National Market.

	High	Low
Three Month Period Ended:		
April 30, 2004	$21.88	$11.26
July 31, 2004	17.49	11.22
October 31, 2004	17.89	13.27
January 31, 2005	19.75	15.40
April 30, 2005	17.00	10.04
July 31, 2005	10.52	6.84
October 31, 2005	7.75	5.07
January 31, 2006	9.22	5.81

On April 12, 2006, the last reported sale price of our common stock on the Nasdaq national market was $7.01.

We have not paid any cash dividends on our capital stock since its inception, and do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain all of our future earnings for use in operations and expansion of the business.

As of April 12, 2006, we had 157 stockholders of record. We believe that the number of beneficial holders of our common stock exceeds 5,000.

ITEM 6. Selected Financial Data

The following consolidated selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this annual report. The consolidated statement of operations data for each of the years ended January 31, 2006, 2005, 2004, 2003 and 2002 and the consolidated balance sheet data at January 31, 2006, 2005, 2004, 2003 and 2002 are detailed below. For presentation purposes, amortization of intangibles has been reclassed from general and administrative expenses to its own line on the consolidated statements of operations. The results of operations for the fiscal year ended January 31, 2003 includes an $11.1 million charge related to the unfavorable jury verdict in connection with a patent infringement claim and income tax expense of $7.9 million primarily related to a valuation allowance against net deferred tax assets. An explanation of the determination of the number of shares used in computing net income (loss) per share for the most recent three years is given in the notes to the consolidated financial statements.

	Year ended January 31,				
	2006	2005	2004	2003	2002
	(in thousands except per share data)				
Consolidated Statement of Operations Data:					
Revenues:					
Product (hardware, software and systems)	$ 73,516	$113,764	$112,227	$ 103,282	$ 87,569
Services	52,748	43,539	35,939	32,344	29,835
	126,264	157,303	148,166	135,626	117,404
Costs of revenues:					
Product (hardware, software and systems)	45,858	60,141	64,927	61,599	49,127
Services	28,275	25,705	22,647	23,100	22,655
	74,133	85,846	87,574	84,699	71,782
Gross profit	52,131	71,457	60,592	50,927	45,622
Operating expenses:					
Research and development	34,378	29,424	26,030	26,097	23,359
Selling and marketing	18,646	18,053	16,653	15,704	14,178

	Year ended January 31,				
	2006	2005	2004	2003	2002
	(in thousands except per share data)				
General and administrative	14,241	10,323	9,138	21,559	6,095
Amortization of intangibles	2,201	1,333	1,599	1,513	1,263
	69,466	59,133	53,420	64,873	44,895
Income (loss) from operations	(17,335)	12,324	7,172	(13,946)	727
Interest income (expense), net	2,038	962	1,734	1,447	(449)
Impairment on investment in affiliate	—	—	(313)	—	—
Income (loss) before income taxes and equity income (loss) in earnings of affiliates	(15,297)	13,286	8,593	(12,499)	278
Income tax expense (benefit)	(2,941)	3,200	3,169	7,925	(103)
Equity income (loss) in earnings of affiliate, net of tax	39	(148)	137	(6)	—
Net income (loss)	$ (12,317)	$ 9,938	$ 5,561	$ (20,430)	$ 381
Earnings (loss) per share:					
Basic	$ (0.44)	$ 0.36	$ 0.21	$ (0.77)	$ 0.02
Diluted	$ (0.44)	$ 0.34	$ 0.20	$ (0.77)	$ 0.02
Consolidated Balance Sheet Data (as of January 31):					
Working capital	$ 45,812	$126,568	$ 99,164	$ 85,411	$134,921
Total assets	210,021	212,305	182,256	171,039	192,977
Deferred revenue	20,045	21,342	16,437	11,624	13,071
Long-term liabilities	1,353	—	209	744	6,363
Total liabilities	56,224	47,300	36,369	34,359	38,851
Total stockholders' equity	153,797	165,005	145,887	136,680	154,126

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis together with our consolidated financial statements, related notes and other financial information appearing elsewhere in this Annual Report. In addition to historical information, the following discussion and other parts of this Annual Report contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to competitive factors and other factors discussed at ITEM 1A. "Risk Factors" and elsewhere in this Annual Report.

Overview

We are a leading developer, manufacturer and marketer of digital video systems and services including the management, aggregation, licensing, storage, and distribution of video, television, gaming and advertisement content to cable system operators, telecommunications companies and broadcast television companies.

We have three reportable segments: Broadband, Broadcast and Services. The Broadband segment includes hardware, software and systems, such as our digital advertising and video-on-demand products that digitally manage, store and distribute digital video for cable system operators and telecommunications companies. The Broadcast segment includes products for the storage, archival, on-air playback of advertising and other video programming for the broadcast television industry. Our product revenues are comprised of sales originating from our Broadband and Broadcast segments. The Services segment is comprised of revenue related to software development, media content services, installation, training, project management, product maintenance and technical support for the above products.

We have experienced fluctuations in our product revenues from quarter to quarter due to the timing of the receipt of customer orders and the shipment of those orders. The factors that impact the timing of the receipt of customer orders include among other factors:

- the customer's receipt of authorized signatures on their purchase orders;
- the budgetary approvals within the customer's company for capital purchases; and

- the ability to process the purchase order within the customer's organization in a timely manner.

Factors that may impact the shipment of customer orders include:

- the availability of material to produce the product;
- the time required to produce and test the product before delivery; and
- the customer's required delivery date.

The delay in the timing of receipt and shipment of any one customer order can result in significant fluctuations in our revenue reported on a quarterly basis.

Our operating results are significantly influenced by a number of factors, including the mix of products sold and services provided, pricing, costs of materials used in our products and the expansion of our operations during the fiscal year. We price our products and services based upon our costs and consideration of the prices of competitive products and services in the marketplace. The costs of our products primarily consist of the costs of components and subassemblies that have generally declined from product introduction to product maturity. As a result of the growth of our business, our operating expenses have historically increased in the areas of research and development, selling and marketing, customer service and support and administration. In the current state of the economy, we currently expect that our Broadband and Broadcast customers may still have limited capital spending budgets as we believe they are dependent on advertising revenues to fund their capital equipment purchases. Accordingly, we expect our financial results to vary from quarter to quarter and our historical financial results are not necessarily indicative of future performance. We also expect our operating expenses to increase in sequential periods in the future as a result of consolidating the operating results of Liberate's non-North American business and ODG's business. In light of the higher proportion of our international business due, in part, to the recent acquisitions of European-based business from Liberate Technologies and ODG, we expect movements in foreign currency exchange rates to have a greater impact on our operating results in the future.

Our ability to continue to generate revenues within the markets that our products are sold and to generate cash from operations and net income is dependent on several factors which include:

- market acceptance of the products and services offered by our customers and increased subscriber usage and demand for these products and services;
- selection by our customers of our products and services versus the products and services being offered by our competitors;
- our ability to introduce new products to the market in a timely manner and to meet the demands of the market for new products and product enhancements;
- our ability to maintain gross margins from the sale of our products and services at a level that will provide us with cash to fund our operations given the pricing pressures within the market and the costs of materials to manufacture our products; and
- our ability to control operating costs given the fluctuations that we have experienced with revenues from quarter to quarter.

In fiscal 2006 our total revenues declined 20% to $126.3 million compared to 6% growth in fiscal 2005. The decrease in revenues is primarily attributed to a 35% decrease in product revenues to $73.5 million in fiscal 2006 as compared to a 1% increase in fiscal 2005. The decline in product revenues was offset by an increase in services revenues which grew by 21% to $53 million in fiscal 2006 as compared to 21% growth in fiscal 2005. The growth in services revenue is primarily attributable to the media content services provided by the On Demand Group (ODG) which was acquired in September 2005 and from growth in maintenance and technical support services to our expanding base of equipment installed at customer sites. The product revenue decline in fiscal 2006 was primarily attributable to lower revenues from video-on-demand product sales, with total sales of $42.6 million recorded in fiscal 2006 as compared to $86.9 million in fiscal 2005, and Broadcast product sales of $9.2 million recorded in fiscal 2006 as compared to $13.7 million recorded in fiscal 2005, partially offset by the new product revenues of $6.5 million related to our middleware software contracts acquired from Liberate Technologies in July 2005. This decrease in video-on-demand product revenues primarily reflects a decline in demand by U.S. cable operators, including a significant decline in revenues from our largest U.S. customer, partially offset by increased revenues from the initial deployment of video-on-demand systems in Europe. We expect video-on-demand product revenues will increase in fiscal 2007 as compared to fiscal 2006, depending upon our customers' continued expansion of these systems in key regional domestic markets, the success of certain telephony companies in entering the video-on-demand market, and the continued deployment of video-on-demand systems to new customers in Asia, Europe and South America during fiscal 2007. We expect sales of Broadcast products to increase in fiscal 2007 as compared to fiscal 2006 depending upon the success of our new MediaClient technology which we initially introduced in fiscal 2006.

Our advertising product revenues within the Broadband segment increased by 16% to $15.2 million in fiscal 2006 compared to a decrease of 29% in fiscal 2005. We believe the increase in advertising product revenues reflects an increase in demand for digital advertising systems, reflecting cable operators' replacement of the old analog technology with digital technology. We expect this trend to continue in fiscal year 2007.

Gross profits decreased 4 percentage points to 41% in fiscal 2006 from 45% in fiscal 2005 in comparison to a four percentage point increase in fiscal 2005 over fiscal 2004. Overall lower revenues, offset in part by an increase in higher margin software development contract revenues, contributed to the decline. In addition, fiscal year 2005 gross margins were favorably impacted by the $1.1 million adjustment to product revenue recorded in connection with the final agreement with Comcast (See Note 14 to Financial Statements) concerning the issuance of incentive common stock warrants. Our services gross profit was 46% in fiscal 2006 compared to 41% in fiscal 2005, reflecting higher revenues on a relatively fixed cost base and the added margin generated from ODG media services acquired in September 2005. We believe that competitive pressures will continue and our ability to maintain or improve gross margin will be dependent upon maintaining or increasing current levels of revenues and achieving technological advances that will further reduce material costs of sales, and increasing the amount of revenues from higher margin software products as compared to the levels attained in fiscal 2006.

Our operating expenses increased $10.3 million or 17% in fiscal 2006 over fiscal 2005 in comparison to a $5.7 million or 11% increase in fiscal 2005 over fiscal 2004. This increase is principally attributable to the expansion of our research and development activities and to our acquisitions of the non-North America Business of Liberate Technologies and ODG in fiscal 2006. We expect operating expenses to continue to increase in fiscal 2007 as these business acquisitions will be consolidated for the entire fiscal year.

Our decrease in revenues and gross margins and the increase in operating expenses and amortization of intangibles resulted in a net loss of $12.3 million or $0.44 per share in fiscal 2006 as compared to net income of $9.9 million or $0.34 per diluted share in fiscal 2005. (This net loss and loss per share differ from amounts reported in our earnings release, issued March 14, 2006, by an additional $209,000 of general and administrative expense recorded in connection with our patent infringement litigation accrual and $0.01 per share, respectively.) The decline in operating results, the acquisitions of the middleware software technology from Liberate Technologies and ODG, the additional investments in affiliates and the purchase of the Acton property were the primary contributors to our $72.0 million decrease in cash. We believe there are significant uncertainties about our ability to be profitable in fiscal 2007. These uncertainties include the timing and magnitude of orders from new customers located primarily outside the United States and the timing and magnitude of orders from our largest U.S. customer who has represented 25% and 48% of our total revenues in fiscal 2006 and fiscal 2005, respectively. In addition, it is uncertain as to the extent to which our new Broadcast technology will be accepted in its targeted markets. There also continues to be pricing pressures from our competitors across all our product lines. Revenues for fiscal year 2007 are also dependent upon the timely introduction and customer acceptance of new products within each of our product families.

Acquisitions

The On Demand Group Ltd. On September 23, 2005, we purchased the remaining 72.4% of the outstanding capital stock of the ON Demand Group Limited ("ODG"), a company incorporated under the laws of the United Kingdom. As a result of this purchase, we owned 100% of ODG at January 31, 2006. ODG is a London-based aggregator of television content that provides movies and other television programming for on-demand and pay-per-view services throughout Europe. Since 2002, we owned a 27.6% interest in ODG. The step acquisition of the remaining 72.4% of outstanding capital stock will provide us with a broader range of video-on-demand service offerings that complement our existing video-on-demand products and services.

Under the terms of the purchase agreement, we acquired the outstanding shares in ODG that we did not previously own in exchange for approximately $14.0 million in cash consideration, including transaction costs of $500,000. The purchase agreement also provides for additional contingent consideration if ODG meets certain annual performance goals related to net income for three measurement periods over the period from the acquisition date through January 31, 2008. We may pay up to a maximum aggregate contingent consideration of $11.0 million (based on the exchange rate in effect at January 31, 2006), including up to 50% payable in shares of our common stock, par value $0.01 per share, with the remainder payable in cash provided that the performance goals are met. The contingent consideration is comprised of three installments, each to be made annually, beginning with the year ended January 31, 2006, for a baseline amount of $2.2 million, $2.2 million and $4.3 million, respectively. These amounts are subject to upward and downward adjustment based on the actual net income of ODG, as defined in the agreement, during these performance periods, provided that the aggregate maximum contingent consideration payable is the sum of these baseline amounts plus $2.3 million. The contingent consideration will be recorded as an additional cost of the purchase and charged to goodwill if performance measures are met by ODG and it becomes available. On January 31, 2006, the first earnout measurement period ended, and SeaChange recorded an additional $2.8 million of goodwill to reflect the additional payment due within seventy-five business days of January 31, 2006, based on the actual performance reported by ODG.

As a result of the step acquisition of ODG, our ownership interest in Filmflex increased to 33%. Filmflex was founded in 2004 by ODG, Columbia Pictures Corporation Limited and the Walt Disney Company Limited to provide high-quality movies for use in on-demand service. Each investor owns 33.3% of Filmflex and the investment agreement includes a put option for ODG and a call option for the other two investors for the sale of ODG's ownership percentage provided certain conditions are met. If either of these options is exercised and the sale price exceeds a certain threshold, twenty percent of the proceeds will be recorded as additional consideration paid for the step acquisition of ODG and charged to goodwill.

Prior to the acquisition on September 23, 2005, we accounted for our 27.6% ODG under the equity method of accounting. Our proportionate share of equity income (loss) in ODG was recorded two months in arrears. As a result, our equity income (loss) included in the consolidated statement of operations included 27.6% of ODG's net income (loss) for the nine months ended August 31, 2005.

The acquisition was accounted for as a step acquisition under the purchase method of accounting which requires that 27.6% of ODG's net assets be recorded at historical cost and that 72.4% of its net assets be recorded at fair value as of the acquisition date. The financial position and results of operations of ODG have been consolidated subsequent to the acquisition date. For a further discussion of the accounting treatment of the transaction, see Note 6 of the accompanying financial statements.

Non-North American Business of Liberate Technologies. In July 2005, we acquired substantially all of the assets of Liberate Technologies' business outside of North America. At the time of the transaction, Liberate Technologies was a leading provider of software for digital cable systems. The acquisition enables SeaChange to combine Liberate's software that enables television set top boxes to operate efficiently in a video-on-demand system with SeaChange's digital video delivery systems and video-on-demand applications. Under the terms of the purchase agreement, we acquired certain customer contracts, patents and other intellectual property, and assumed certain liabilities related to Liberate's business outside of North America in exchange for approximately $23.7 million in cash consideration. The acquisition was accounted for under the purchase method of accounting. Accordingly, the financial position and results of operations of Liberate Technologies former non-North American business have been consolidated subsequent to the acquisition date. For a discussion of the accounting treatment of the transaction, see Note 6 of the accompanying financial statements.

ZQ Interactive, Ltd. In May 2004, we acquired all of the outstanding stock of ZQ Interactive, Ltd., a company incorporated in the British Virgin Islands with its principal office in Shanghai, China, for $2.0 million in cash and a note payable. Accordingly, the financial position and results of operations of ZQ Interactive have been consolidated subsequent to the acquisition date. For discussion of the accounting treatment of this transaction, see Note 6 of the accompanying financial statements.

Summary of Critical Accounting Policies; Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make significant estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These items are regularly monitored and analyzed by management for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if past experience or other assumptions do not turn out to be substantially accurate.

We believe that the accounting policies described below are critical to understanding our business, results of operations and financial condition because they involve significant judgments and estimates used in the preparation of our consolidated financial statements. An accounting policy is deemed to be critical if it requires a judgment or accounting estimate to be made based on assumptions about matters that are highly uncertain, and if different estimates that could have been used, or if changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact our consolidated financial statements. We have discussed the development, selection and application of our critical accounting policies with the audit committee of our board of directors, and our audit committee has reviewed our disclosure relating to our critical accounting policies in this "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Other significant accounting policies, primarily those with lower levels of uncertainty than those discussed below, are also critical to understanding our consolidated financial statements. The notes to our consolidated financial statements contain additional information related to our accounting policies and should be read in conjunction with this discussion.

Basis of Consolidation. The Company consolidates the financial statements of its wholly owned subsidiaries and all inter-company accounts are properly eliminated in consolidation. SeaChange also holds minority investments in the capital stock of certain private companies having product offerings or customer relationships that have strategic importance. The Company evaluates its equity and debt investments and other contractual relationships with affiliate companies in order to determine whether the guidelines of FASB Interpretation ("FIN") No.46, "Consolidation of Variable Interest Entities," as revised under FIN 46R should be applied in the financial statements. FIN No.46R addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. The Company has concluded that it is not the primary beneficiary for any variable interest entities as of January 31, 2006. The Company's investments in affiliates include investments accounted for under the cost method and the equity method of accounting. The investments that represent less than a 20% ownership interest of the common shares of the affiliate are carried at cost. Under the equity method of accounting, which generally applies to investments that represent 20% to 50% ownership of the common shares of the affiliate, SeaChange's proportionate ownership share of the earnings or losses of the affiliate are included in equity income (loss) in earnings of affiliates in the consolidated statement of operations.

Revenue Recognition and Allowance for Doubtful Accounts. The accounting related to revenue recognition is complex and affected by interpretations of the rules and an understanding of industry practices. As a result, revenue recognition accounting rules require us to make significant judgments. Our judgment is required in assessing the probability of collection, which is generally based on evaluation of customer-specific information, historical collection experience and economic market conditions. Revenues from sales of hardware, software and systems that do not require significant modification or customization of the underlying software are recognized when title and risk of loss have passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collection of the related receivable is probable. Installation, training, project management, and video-on-demand services revenue is deferred and recognized as these services are performed. Revenue from product maintenance and technical support is deferred and recognized ratably over the period of the related agreements. Customers are billed for installation, training, project management, product maintenance and technical support at the time of the product sale. Revenue from software development contracts that include significant modification or customization, including software product enhancements, is recognized on efforts expended in relation to the overall efforts for the project to the extent billable and the sales arrangement. Efforts are measured based on the time expected to be incurred. For contracts where some level of profit is assured but we are only able to estimate ranges of amounts of total contract revenue and total contract cost, we use the lowest probable level of profits in accounting for the contract revenues and costs. Shipping and handling costs and service expenses reimbursed by customers are included in revenues and cost of revenues. Our share of intercompany profits associated with sales and services provided to affiliated companies are eliminated in consolidation, in proportion to our equity ownership interest.

Our transactions frequently involve the sales of hardware, software, systems and services in multiple element arrangements. Hardware, software and systems sales always include at least one year of free product maintenance and technical support services. Revenues under multiple element arrangements are allocated to all undelivered elements of the sales arrangement based upon the fair value of those elements. The amounts allocated to undelivered elements, which may include, project management, installation, training, maintenance and technical support and certain hardware and software components are based upon the price charged when these elements are sold separately and unaccompanied by the other elements. The amount allocated to the sale of hardware, software and systems reflects the residual method basis. Under this method, the total arrangement value is allocated first to the undelivered elements, based on their fair values, with the remainder being allocated to the delivered elements. The amount allocated to installation, training and product management revenue is based upon standard hourly billing rates and the estimated time required to complete the service. Installation, project management, and training services are not essential to the functionality of systems as these services do not alter the equipment's capabilities, are available from other vendors and the systems are standard products. For multiple element arrangements that include software licenses and services where vendor-specific objective evidence of the fair value does not exist to allocate a portion of the fee to the undelivered element, and the only undelivered element is product maintenance and technical support, the entire fee under the multiple element arrangement is recognized ratably over the period during which the product maintenance and technical support is expected to be performed. For transactions in which consideration, including equity instruments, is given to a customer, we account for the value of this consideration as a reduction in revenue in our consolidated statement of operations. We must apply judgment in determining all elements of the arrangement and in determining the fair value for each element.

We recognize revenue for product and services only in those situations where collection from the customer is probable. Our finance management regularly monitors payments from our customers and assesses any collection issues. We perform on going credit evaluations of our customer's financial condition but generally do not require collateral. For some of our international customers, we require an irrevocable letter of credit to be issued by the customer before the purchase order is accepted. We maintain allowances for specific doubtful accounts based on estimates of losses resulting from the inability of our customers to make required payments and record these allowances as a charge to general and administrative expenses. We base our estimates on our historical collection and write-off experience, current trends, credit assessments, and other analysis of specific customer situations. While such credit losses have historically been within our expectations and the allowances established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. If the financial condition of our customers were to change, additional allowances may be required or established allowances may be considered unnecessary. Judgment is required in making these determinations and our failure to accurately estimate the losses for doubtful accounts and ensure that payments are received on a timely basis could have a material adverse effect on our business, financial condition and results of operations.

In fiscal 2001, we entered into a video-on-demand purchase agreement and a common stock and warrant purchase agreement with Comcast Corporation ("Comcast"). As part of these agreements, Comcast was issued common stock and earned incentive common stock purchase warrants based on the number of cable subscribers being served by our equipment which had been purchased by Comcast. We determined the fair value of the common stock and the incentive common stock purchase warrants using the Black-Scholes valuation method and amortized this fair value as an offset to gross revenue in proportion to the revenue recognized from the sale of the equipment to Comcast. The assumptions used in this valuation included a weighted average volatility factor, a dividend yield, a risk-free interest rate and an expected warrant term. If management had used another valuation method or different valuation assumptions, the fair value of the common stock and the warrants may have significantly changed, which could have materially impacted our results of operations. During the year ended January 31, 2004, Comcast earned the remaining common stock purchase warrants available under the agreement. In October 2004, we issued Comcast the remaining 433,878 incentive common stock purchase warrants. The original estimate of the value of the warrants was based on management's determination that Comcast earned the incentive common stock warrants when our video-on-demand equipment was delivered to Comcast and we recorded the revenue. We agreed to revise the number of incentive common stock purchase warrants to be issued at each of the determination dates defined above when we reached a final agreement with Comcast on when the warrants were earned. As a result of the adjustment, we determined that the estimated fair market value of the incentive common stock purchase warrants was lower than the amount previously recorded which resulted in a $1.1 million reduction in the accrual estimate with an offsetting increase in product revenues in the accompanying statement of operations for the fiscal year ended January 31, 2005. No further adjustments were made in the fiscal year ended January 31, 2006 in connection with the warrants issued to Comcast.

Inventories and Reserves for Obsolescence. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. Inventories consist primarily of components, subassemblies and finished products held for sale. All of our hardware components are purchased from outside vendors. We depend upon certain vendors for the manufacture of significant components for all of our products. If these vendors were to become unwilling or unable to manufacture these products in required volumes, we would have to identify and qualify acceptable alternative vendors. The inability to develop alternative sources, if required in the future, could result in delays or reductions in product shipments and thereby adversely affect our financial condition and results of operations.

Our manufacturing, finance and operations personnel monitor quarterly the inventories to determine that the carrying value is stated at the lower of cost or net realizable value. We record charges to reduce inventory to its net realizable value, when an impairment is identified through the quarterly management review process. Obsolete inventory, consisting of on-hand components, subassemblies and finished products, is written down to its estimated net realizable value, if less than cost. The obsolescence evaluation is based upon assumptions and estimates about future demand and possible alternative uses and involves significant judgments. In the fiscal years 2006 and 2005, we recorded inventory write-downs of $988,000 and $842,000 primarily as a result of management's termination of certain product development initiatives. For inventory that has been written down to its net realizable value, we release the reserve upon sale or disposal of this inventory.

Investments in Affiliates. Investments in affiliates include equity investments accounted for under the cost method or the equity method of accounting. For investments that represent less than a 20% ownership interest of the affiliate, the investments are carried at cost. Under the equity method of accounting, which generally applies to investments that represent 20% to 50% ownership of the common stock of the affiliate, our proportionate ownership share of the earnings or losses of the affiliate is recorded as equity income (loss) in earnings of affiliates in our consolidated statement of operations. We are required to exercise judgment in determining whether an investment is more accurately reflected using the cost or equity method.

We periodically review indicators of the fair value of our investments in affiliates in order to assess whether available facts or circumstances, both internally and externally, may suggest an other than temporary decline in the value of the investment. The carrying value of an investment in an affiliate may be affected by the affiliate's ability to obtain adequate funding and execute its business plans, general market conditions, industry considerations specific to the affiliate's business, and other factors. The inability of an affiliate to obtain future funding or successfully execute its business plan could adversely affect our equity earnings of the affiliate in the periods affected by those events. Future adverse changes in market conditions or poor operating results of the affiliates could result in equity losses or an inability to recover the carrying value of the investments in affiliates that may not be reflected in an investment's current carrying value, thereby possibly requiring an impairment charge in the future. We record an impairment charge when we believe an investment has experienced a decline in value that is other-than-temporary.

Accounting for Acquisitions. We have completed business acquisitions that resulted in goodwill and other intangible asset balances. Our accounting for acquisitions involves judgments and estimates primarily, but not limited to: the estimates of fair values of certain acquired intangible assets which may involve projections of future revenues and cash flows, of acquired tangible acquired assets, of assumed liabilities and contingencies; and the estimated useful lives of acquired long-lived assets; and the accounting for income taxes in purchase accounting. The values we record for goodwill and other intangible assets represent fair values calculated by primarily using a discounted cash flow valuation method. Such valuations depend upon significant estimates and assumptions that are derived from information obtained from the management of the acquired businesses and our business plans for the acquired businesses or intellectual property. These estimates and assumptions used in the initial valuation of goodwill and intangible assets include, but are not limited to:

- future expected cash flows from product sales, customer contracts and acquired developed technologies and patents,
- expected costs to complete any in-process research and development projects and commercialize viable products and estimated cash flows from sales of such products,
- the acquired companies' brand awareness and market position,
- assumptions about the period of time over which we will continue to use the acquired products or services, and
- discount rates.

These estimates and assumptions may be incomplete or inaccurate because unanticipated events and circumstances may occur. If estimates and assumptions used to initially value goodwill and intangible assets prove to be inaccurate, ongoing reviews of the carrying values of such goodwill and intangible assets, as discussed below, may indicate impairment which will require us to record an impairment charge in the period in which we identify the impairment. Changes in assumptions and estimates related to acquisitions could have a material impact on our financial position or results of operations.

Valuation of Goodwill and other Long-Lived Assets. Other long-lived assets include $27.2 million of property and equipment, $18.9 million of intangible assets and $5.4 million of purchased software development for resale as of January 31, 2006. Goodwill, of $20.4 million as of January 31, 2006, was acquired primarily through the purchases of ODG and Liberate. Whereas, the substantial majority of intangible assets were acquired in fiscal 2006 and are subject to amortization, the software, which was acquired in fiscal 2005 and fiscal 2006, is currently expected to begin amortization in the first half of fiscal 2007. We periodically review for the existence of facts or circumstances, both internal and external, that may suggest an asset is not recoverable—that is, the carrying amount of the asset exceeds the sum of the undiscounted cash flows expected to result from the asset's use and eventual disposition. Factors we consider important that could trigger the impairment review include:

- significant underperformance relative to historical or projected future operating results;
- significant negative industry or economic trends;
- significant decrease in the market value of the long-lived asset;
- significant adverse change to the extent or manner in which a long-lived asset is being used or in its physical condition;
- significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset;
- significant decline in our stock price for a sustained period;
- significant decline in our technological value as compared to the market; and
- a reduction in our market capitalization relative to net book value.

If such circumstances exist, we evaluate the carrying value of long-lived assets to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and comparing that value to the carrying value of the assets. If the carrying value of the asset is greater than the estimated future undiscounted cash flows, the asset is written down to its estimated fair value. We determine the estimated fair value of the assets on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. In determining expected future cash flows, assets are grouped at the lowest level for which cash flows are identifiable and independent of cash flows from other asset groups. Our cash flow projections contain management's best estimates, using appropriate and customary assumptions and projections at the time. We believe there is no impairment of goodwill and other long-lived assets as of January 31, 2006.

Accounting for Income Taxes. We record income taxes using the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. We evaluate the weight of all available evidence to determine whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. We will record a valuation allowance if the likelihood of realization of the deferred tax assets in the future is reduced based on an evaluation of objective verifiable evidence. Significant management judgment is required in determining our income tax expense (benefit), our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. In fiscal 2003, we established a valuation allowance against our deferred tax assets due to indications that they may not be fully realized. The amount of the deferred tax asset considered realizable is subject to change based on future events, including generating sufficient pre-tax income in future periods.

As of January 31, 2006, we maintained a full valuation allowance of $15.4 million against our U.S. deferred tax assets primarily due to the significant pre-tax loss that was recorded in fiscal 2006 and the significant ongoing uncertainties surrounding the ability of the U.S. entity, SeaChange International, Inc., to generate pre-tax income for fiscal 2007 and thereafter. In addition, SeaChange maintains a valuation allowance for the full amount of certain foreign tax assets. We assessed the need for the valuation allowance as of January 31, 2006 based on all available evidence. The significant uncertainties surrounding the ability of the U.S. entity to generate pre-tax income in future years includes the timing and magnitude of orders from new customers located primarily outside the United States and from our existing world-wide customer base. In addition, there may continue to be pricing pressures and competitive new products from our existing competitors across all our product lines. Revenues for fiscal year 2007 are also dependent upon the timely introduction and customer acceptance of new products within each of our product families. We expect to obtain and evaluate additional information available in fiscal 2007 that may provide sufficient evidence for us to reassess whether some portion or all of our U.S. deferred tax assets will be realized in the future.

In accordance with Statement of Financial Accounting Standards ("SFAS") No.109, *Accounting for Income Taxes*, and SFAS No.5, *Accounting for Contingencies*, we established reserves for uncertain tax positions that reflect our best estimate of the transactions and deductions that we may be unable to sustain or that we could be willing to concede as part of a broader tax settlement. We are subject to undergoing routine tax examinations by federal and various state and foreign jurisdictions. Tax authorities periodically challenge certain transactions and deductions we reported on our income tax returns. We do not expect the outcome of these examinations, either individually or in the aggregate, to have a material adverse effect on our financial position, results of operations, or cash flows.

Accounting for Contingencies. We are subject to certain claims and litigation, including proceedings under government laws and regulations and commercial disputes relating to our operations, including ordinary routine litigation incidental to our business. We review and determine which liabilities, if any arising from these claims and litigations could have a material adverse effect on our consolidated financial position, liquidity or results of operations. We assess the likelihood of any adverse judgments or outcomes as well as potential ranges of probable losses. Loss contingency liabilities are recorded for these contingencies based on careful analysis of each matter with the assistance of outside counsel when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. In fiscal 2003, we recorded charges of $11.1 million associated with an unfavorable jury verdict in connection with the litigation with nCube, $7.5 million of this amount was for accrued settlement costs. On April 6, 2006 the U.S. District Court granted nCube's motions for damages, attorneys' fees, costs and interest of $8.0 million as of January 31, 2006. Our reserve has been adjusted as of January 31, 2006 to fully cover these costs. We expect to make full payment of these expenses in the quarter ending April 30, 2006.

Off-Balance Sheet Arrangements. We have not created, and are not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital or incurring debt. Other than our equity investment in Casa Systems and Filmflex (see Note 5 included in the Consolidated Financial Statements and Liquidity and Capital Resources), we do not have any arrangements or relationships with entities that are not consolidated into our financial statements that are reasonably likely to materially affect our liquidity or the availability of our capital resources.

Fiscal Year Ended January 31, 2006 Compared to the Fiscal Year Ended January 31, 2005

Product Revenues. Our product revenue consists of sales of hardware, software and systems from our Broadband and Broadcast segments.

	Year ended January 31,	
	2006	2005
Broadband revenues:		
Video-on-demand products	$ 42,580,000	$ 86,879,000
Advertising products	15,248,000	13,170,000
Middleware products	6,537,000	—
Total Broadband Revenues	64,365,000	100,049,000
Broadcast revenues:	9,150,000	13,715,000
Total Product Revenues	$ 73,516,000	$ 113,764,000

Our total product revenues decreased 35% from $113.8 million in the fiscal year ended January 31, 2005 to $73.5 million in the fiscal year ended January 31, 2006.

Revenues from the Broadband segment, which accounted for 51% of total revenues in fiscal 2006 and 64% of total revenues in fiscal 2005, decreased from $100.0 million in fiscal 2005 to $64.4 million in fiscal 2006. Advertising product revenues were $15.2 million for the fiscal year ended January 31, 2006 as compared to $13.2 million for the fiscal year ended January 31, 2005. Video-on-demand product revenues decreased to $42.6 million for the fiscal year ended January 31, 2006 as compared to $86.9 million for the fiscal year ended January 31, 2005. Revenues from video-on-demand product for the fiscal year ended January 31, 2005 were increased by $1.1 million for the adjustment recorded in connection with the final agreement with Comcast (See Note 14 to Financial Statements) concerning incentive common stock purchase warrants. The decrease in Broadband revenues reflects a decline in demand by U.S. cable operators, including a significant decline in revenues from our largest U.S. customer and price decreases partially offset by increased revenues from the initial deployment of video-on-demand systems in Europe and the new middleware software revenues of $6.5 million from customer contracts acquired from Liberate Technologies. This decrease was also partially offset by an increase in revenues from our Advertising products due to an increase in demand for digital advertising systems, reflecting cable operators' replacement of the analog technology with digital technology.

Broadcast product revenues were $9.2 million in the fiscal year ended January 31, 2006 compared to $13.7 million in the fiscal year ended January 31, 2005. The 33% decrease in Broadcast revenues during the fiscal year ended January 31, 2006 was primarily attributable to the delay in the introduction and initial customer acceptance of the new products.

We expect future revenue growth, if any, to come principally from our video-on-demand products as international cable companies and telecommunications companies, both in North America and internationally, begin to deploy video-on-demand systems, North American cable companies continue to expand their existing deployments of video-on-demand systems and we expand our existing product line of video-on-demand products with new products and services. If revenues from broadcast and video-on-demand products increase, the advertising products may become a smaller portion of total product revenues. However, we believe that there will continue to be an increased demand for digital advertising insertion systems offset by a decline in demand for the older analog based advertising insertion systems.

Services Revenues. Our services revenues consist of fees for installation, training, project management, product maintenance and technical support, software development, and movie content services. Our services revenues increased 21% to $52.7 million in the year ended January 31, 2006 from $43.5 million in the year ended January 31, 2005. This increase in service revenues primarily resulted from the annual renewals of product maintenance and technical support service contracts from our expanding installed base of products and $4.2 million of revenues from ODG's video content services recorded since the acquisition of ODG in September 2005. Software development and professional services revenues from our wholly-owned subsidiary, Digital Video Arts, increased to $3.4 million in the fiscal year ended January 31, 2006 from $3.0 million in the fiscal year ended January 31, 2005. Revenues from services are expected to continue to grow from our expanding installed base of products, our Digital Video Arts software development business, additional service offerings, and from the consolidation of ODG's on demand video content services throughout fiscal 2007.

For the fiscal years ended January 31, 2006 and 2005, one customer accounted for more than 10% of our total revenues. This customer accounted for 25% and 48% of revenues in the fiscal years ended January 31, 2006 and 2005, respectively. Revenue from this customer was primarily in the Broadband segment. We believe that a significant amount of our revenues will continue to be derived from a limited number of customers.

International products and services revenues accounted for approximately 40% and 22% of total revenues in the fiscal years ended January 31, 2006 and 2005, respectively. Both U.S. and United Kingdom customers accounted for more than 10% of total revenue in fiscal 2006. The U.S. was the only country to account for more than 10% of total revenues in fiscal 2005. Revenues from European customers increased from $16.7 million to $32.9 million in the fiscal years ended January 31, 2005 and January 31, 2006, respectively. The increase in European revenues was primarily attributable to U.K. customers. The increase in revenues from the United Kingdom is primarily due to the expansion of the video-on-demand system deployments by United Kingdom cable operators, software revenues generated from our U.K. customer contracts recently acquired from Liberate Technologies, and the service revenues from the video content services provided by On Demand Group since its acquisition. We expect that international products and services revenues will remain a significant portion of our business in the future. Since substantially all of our product sales are made in United States dollars (USD), we have not experienced, nor do we expect to experience in the near term, any material impact from fluctuations in foreign currency exchange rates on our results of operations. However, due to the acquisition of the ODG business, which has designated the British Pound Sterling (BPS) as its functional currency, we expect greater exposure to fluctuations in the USD/BPS exchange rate in the future.

Product Gross Profit. Costs of product revenues consist primarily of the cost of purchased material components and subassemblies, labor and overhead relating to the final assembly and testing of complete systems and related expenses. Costs of product revenues decreased to $45.9 million, or 38% of related product revenues, in the fiscal year ended January 31, 2006 as compared to $60.1 million, or 47% of related product revenues, in the fiscal year ended January 31, 2005. In the fiscal 2006, the decrease in the costs of product revenues primarily reflects the decrease of the video-on-demand systems revenue. We expect the cost of revenues for the video-on-demand products within the Broadband segment to vary as a percentage of related product revenues as our revenue levels continue to change significantly. Product gross profit for the Broadband segment decreased from 49% of related revenues in fiscal 2005 to 43% of related revenues in fiscal 2006. The decrease in Broadband gross profit percentages is primarily due to lower video-on-demand product revenues offset in part by an increase in software revenues from customer contracts recently acquired from Liberate Technologies. Product gross profit for the Broadcast segment was down from 34% of related product revenues in fiscal year 2005 to 1% of related product revenues in fiscal 2006. The decrease in gross profit percentage is primarily due to lower revenues, higher discounts on certain Broadcast orders as a result of competitive pressures and the additional cost of sales necessary to enhance the performance of certain systems. While our ability to maintain or improve our product gross profit as a percentage of product revenues could be impacted by competitive price pressures in Broadcast in fiscal 2007, we expect gross profit to improve in fiscal 2007 due to a better product mix of hardware and higher margin Media Client software.

Services Gross Profit. Cost of services revenues consist primarily of labor, materials and overhead relating to the installation, training, product maintenance and technical support, software development, project management provided by us and costs associated with providing video content services. Costs of services revenues increased 10% from $25.7 million or 46% of services revenues in the year ended January 31, 2005 to $28.3 million or 41% of services revenues in the year ended January 31, 2006, primarily due to additional costs of services generated as a result of the acquisition of ODG in September 2005. The increase in services gross profit was primarily due higher revenue levels and a relatively fixed cost base and the added margin generated from the On Demand Group revenues recognized since the acquisition in September 2005. We expect that service gross profit percentage will continue to increase in the future due to the growing installed base of systems and higher margin new media content services, but may be adversely impacted by the timing of costs associated with our ongoing investment required to expand our service organization in order to support our installed base of systems, our new products and additional media service requirements.

Research and Development. Research and development expenses consist primarily of the compensation of development personnel, depreciation of development and test equipment and an allocation of related facilities expenses. Research and development expenses increased from $29.4 million, or 19% of total revenues, in the fiscal year ended January 31, 2005 to $34.4 million, or 27% of total revenues, in the fiscal year ended January 31, 2006 primarily due to the hiring of additional development engineers to support new product initiatives ($3.8 million) and additional development costs incurred by ODG ($500,000) after its acquisition date. We expect that research and development expenses will continue to increase in fiscal year 2007 as we continue our development of our new products and enhancements and as we record a full year of ODG research and development expenses.

Selling and Marketing. Selling and marketing expenses consist primarily of compensation expenses, including sales commissions, travel expenses and certain promotional expenses. Selling and marketing expenses increased 3% from $18.1 million or 11% of total revenues, in the fiscal year ended January 31, 2005 to $18.6 million, or 15% of total revenues, in the fiscal year ended January 31, 2006. This increase is primarily due to increased tradeshow and travel expenses related to increased direct sales efforts partially offset by reduced sales commissions on lower revenues.

General and Administrative. General and administrative expenses consist primarily of the compensation of executive, finance, human resource and administrative personnel, legal and accounting services and an allocation of related facilities expenses. In the fiscal year ended January 31, 2006, general and administrative expenses of $14.2 million, or 11% of total revenues, increased from $10.3 million, or 7% of total revenues, in the fiscal year ended January 31, 2005 due to $1.1 million of higher accounting and consulting fees associated with the Company's acquisitions and investments in affiliates and compliance with Sarbanes-Oxley legislation, $1.0 million to further develop operations on a world-wide basis and particularly in China, and $900,000 additional general and administrative expenses incurred by ODG after the acquisition date. During the fourth quarter of fiscal 2006, we reversed charges related to the retirement agreement for our Chief Financial Officer due to the execution of a Management Transition Agreement which continues his employment through January 31, 2008 with no retirement benefits. The fiscal year 2006 general and administrative expenses differ from the amount reported in our earnings release, issued March 14, 2006, by an additional $209,000 of interest expense recorded in connection with our patent infringement litigation accrual.

Amortization of Intangibles. Amortization of intangible assets was $2.2 million in the fiscal year ended January 31, 2006 and $1.3 million in the fiscal year ended in January 31, 2005. This increase in amortization of intangibles is primarily due to the acquisitions of intangible assets acquired from Liberate Technologies' Non-North American business in July 2005 and from the step acquisition of ODG in September 2005. We currently expect amortization of intangibles assets in the amount of $5.6 million for fiscal 2007.

Interest Income and Interest Expense. Interest income was $2.1 million in the fiscal year ended January 31, 2006 and $1.0 million in the fiscal year ended January 31, 2005. In fiscal 2005, we recorded an $800,000 adjustment ($519,000 net of taxes) to reduce interest income to properly account for the amortization of market premiums and discounts on acquired marketable securities.

Equity income (loss) in earnings of affiliates. Equity income in earning of affiliates was $39,000 in the fiscal year ended January 31, 2006 and equity loss in earnings of affiliates was $148,000 in the fiscal year-ended January 31, 2005. For fiscal 2006, the equity income in earnings of affiliates consisted of our proportionate ownership share of the earnings of ODG until we purchased 100% of the company in September 2005. As part of the ODG acquisition, we also increased our ownership interest to 33.3% in Filmflex for which we recorded our proportionate ownership share of its net loss since the acquisition date. For fiscal 2005, the equity loss in earnings of affiliates consisted of our proportionate ownership share of the net loss of ODG under the equity method of accounting. We currently expect equity income from our investment in Filmflex for fiscal 2007.

Income Tax Expense (Benefit). Our effective tax rate was (19)% and 24% for fiscal years ended January 31, 2006 and 2005, respectively. For the fiscal year ended January 31, 2006, we recorded a $2.9 million income tax benefit that is primarily attributable to operating losses generated during the current fiscal year that are expected to be carried back to recover prior year taxes paid. At January 31, 2006, we provided a valuation allowance for the full amount of net deferred tax assets recorded in the United States due to the uncertainty of realization of those assets as a result of the current fiscal year's pre-tax losses and uncertainties related to our ability to generate pre-tax income for fiscal 2007 and thereafter. In addition, SeaChange maintains a valuation allowance for the full amount of certain foreign tax assets. We have experienced a significant decline in product revenues since the fourth quarter of fiscal 2005, which was primarily attributable to a decline in video-on-demand systems revenues that subsequently resulted in lower gross margins and net losses. We will continue to assess the need for the valuation allowance at each balance sheet date based on all available evidence. If we determine that we can generate sufficient future pre-tax income, some portion or all of the valuation allowance would be reversed and a corresponding increase in net income would be recognized. Income tax expense for fiscal year 2005 included a $2.1 million benefit primarily related to the implementation of a tax law change relating to the tax treatment of deferred revenues which resulted in the realization of an associated deferred tax asset and a corresponding valuation allowance release as SeaChange began to follow the same method for both book and tax purposes for recognizing revenue for maintenance service contracts. SeaChange had an effective income tax rate of 40% for the year ended January 31, 2005 before recording the adjustment discussed above.

Fiscal Year Ended January 31, 2005 Compared to the Fiscal Year Ended January 31, 2004

Product Revenues.

	Year ended January 31,	
	2005	2004
Broadband revenues:		
Video-on-demand products	$ 86,879,000	$ 83,317,000
Advertising products	13,170,000	18,473,000
Total Broadband Revenues	100,049,000	101,790,000
Broadcast revenues:	13,715,000	10,437,000
Total Product Revenues	$ 113,764,000	$ 112,227,000

Our product revenues increased 1% from $112.2 million in the fiscal year ended January 31, 2004 to $113.8 million in the fiscal year ended January 31, 2005. Revenues from the Broadband segment, which accounted for 69% of total revenues in fiscal 2004 and 64% of total revenues in fiscal 2005 decreased from $101.8 million in fiscal 2004 to $100.0 million in fiscal 2005. Advertising product revenues were $13.2 million for the fiscal year ended January 31, 2005 as compared to $18.5 million for the fiscal year ended January 31, 2004. Video-on-demand product revenues increased to $86.9 million for the fiscal year ended January 31, 2005 as compared to

$83.3 million for the fiscal year ended January 31, 2004. Revenues from video-on-demand products for the fiscal year ended January 31, 2005 were increased by $1.1 million for the adjustment recorded in connection with the final agreement with Comcast (See Note 14 to Financial Statements) concerning incentive common stock purchase warrants. Revenues from video-on-demand products for the fiscal year ended January 31, 2004 were reduced by the amortization of $3.8 million, related to the deferred equity discount associated with the Comcast equity investment. The decrease in Broadband revenues is primarily attributable a decline in the number of expansion systems purchased by United States cable system operators for advertising insertion offset in part by increased deployment of residential video-on-demand systems in the United States by cable operators. We experienced a significant decline in revenues during the fourth quarter of fiscal 2005 as compared to the first three quarters of fiscal 2005. The decline in revenues in the fourth quarter was primarily attributable to a decline in video-on-demand revenues due to unanticipated delays in the order receipt, shipment and acceptance of certain orders. In addition, during fiscal 2005, our video-on-demand prices decreased approximately 33% from the prior fiscal year. However, the effect on our product gross profit as a result of this video-on-demand price decrease was offset by a reduction in material costs on certain components and other technological advancements. Broadcast system segment revenues were $10.4 million in the fiscal year ended January 31, 2004 compared to $13.7 million in the fiscal year ended January 31, 2005. The 31% increase in Broadcast revenues for the fiscal year ended January 31, 2005 was primarily attributable to capital purchases by broadcast companies in Asia.

Services Revenues. Our services revenues increased 21% to $43.5 million in the year ended January 31, 2005 from $35.9 million in the year ended January 31, 2004. This increase in services revenues primarily resulted from the annual renewals of product maintenance and technical support service contracts, price increases on certain technical support and maintenance services and the impact of a growing installed base of product. Revenues from our wholly-owned subsidiary, Digital Video Arts, increased from $1.5 million in the fiscal year ended January 31, 2004 to $3.0 million in the fiscal year ended January 31, 2005.

For the years ended January 31, 2004 and January 31, 2005, certain customers each accounted for more than 10% of our total revenues. Single customers each accounted for 49% and 11% of total revenues in the year ended January 31, 2004 and 48% of total revenues in the year ended January 31, 2005. Revenue from these customers was primarily in the Broadband segment.

International sales accounted for approximately 13% and 22% of total revenues in the fiscal years ended January 31, 2004 and January 31, 2005, respectively. The increase in international revenues in fiscal 2005 was primarily due to the initial deployments of residential video-on-demand systems in both Europe and Asia. No individual country except the U.S. accounted for more than 10% of total revenue. As of January 31, 2005, substantially all sales of our products were made in United States dollars. Therefore, we have not experienced any material impact from fluctuations in foreign currency exchange rates on our results of operations.

Product Gross Profit. Costs of product revenues decreased to $60.1 million, or 47% of product revenues, in the year ended January 31, 2005 as compared to $64.9 million, or 42% of product revenues, in the fiscal year ended January 31, 2004. In the fiscal year ended January 31, 2005, the decrease in the costs of product revenues primarily reflects higher product revenues within the video-on-demand and broadcast products offset by lower material costs on video-on-demand and advertising products. Our ability to maintain or improve our current gross profit as a percentage of product revenues will be impacted by competitive price pressures which may result in lower average selling prices in fiscal 2006. Gross profit for the Broadband segment increased from 43% of revenues for the fiscal year ended January 31, 2004 to 49% of revenues for the fiscal year ended January 31, 2005. The increase in Broadband gross profit percentages is primarily due to higher video-on-demand product revenues and lower material costs on certain components for video-on-demand product due to technological advances and the adjustment related to the issuance of the incentive common stock purchase warrants to Comcast (See Note 14 to the Financial Statements) offset in part by a decrease in video-on-demand prices of approximately 33%. Gross profit for the Broadcast segment was flat for the fiscal years ended January 31, 2004 and 2005, respectively. Product gross profit for fiscal year 2005 was negatively impacted by the significant decline in product revenues in the fourth quarter primarily resulting from a decline in video-on-demand revenues due to unanticipated delays in the order receipt, shipment and acceptance of certain orders.

Services Gross Profit. Costs of services revenues increased 14% from $22.6 million, or 37% of services revenues, in the year ended January 31, 2004 to $25.7 million, or 41% of services revenues, in the year ended January 31, 2005, primarily due to the hiring of additional personnel to support the growing installed base of customers throughout the world. The increase in services gross profit was primarily a result of higher revenues on a relatively fixed cost structure.

Research and Development. Research and development expenses increased from $26.0 million, or 18% of total revenues, in the fiscal year ended January 31, 2004 to $29.4 million, or 19% of total revenues, in the fiscal year ended January 31, 2005 primarily due to the hiring of additional development engineers to support new product initiatives.

Selling and Marketing. Selling and marketing expenses increased 8% from $16.7 million or 11% of total revenues, in the fiscal year ended January 31, 2004 to $18.1 million, or 11% of total revenues, in the fiscal year ended January 31, 2005. This increase is primarily due to increased sales commissions on higher revenues and higher travel costs related to increased direct sales efforts.

General and Administrative. In the fiscal year ended January 31, 2004, general and administrative expenses of $9.1 million, or 6% of total revenues, included the recovery of $350,000 of the $680,000 provision recorded in the fiscal year ended January 31, 2003 for outstanding amounts owed by Adelphia as a result of events that took place during fiscal 2004 related to Adelphia's announcement of its plan to emerge from bankruptcy and our ability to sell the Adelphia receivables to a third party. General and administrative expenses for the fiscal year ended January 31, 2005 of $10.3 million, or 7% of total revenues, were $1.2 million higher than the fiscal year ended January 31, 2004 due to higher accounting and consulting fees associated with the compliance with Sarbanes-Oxley legislation and higher legal costs related to the nCube litigation (See Note 12 to the accompanying financial statements).

Amortization of Intangibles. In the fiscal year ended January 31, 2005 amortization of intangibles was $1.3 million as compared to $1.6 million in the fiscal year ended January 31, 2004. Historically, these amounts have been included in general and administrative expense but have been broken out separately for presentation purposes.

Interest Income and Interest Expense. Interest income was $1.9 million in the fiscal year ended January 31, 2004 and $1.0 million in the fiscal year ended January 31, 2005.

Equity income (loss) in earnings of affiliates. Equity income in earning of affiliates was $137,000 in the fiscal year ended January 31, 2004 and equity loss in earnings of affiliates was $148,000 in the fiscal year-ended January 31, 2005. For the fiscal year ended January 31, 2004 and 2005, the equity income (loss) in earnings of affiliates consists of our proportionate ownership share of the earnings of ODG under the equity method of accounting.

Income Tax Expense. Our effective tax rate was 36% and 24% for fiscal years ended January 31, 2004 and 2005, respectively. Income tax expense for fiscal year 2005 included a $2.1 million benefit primarily related to the implementation of a tax law change relating to the tax treatment of deferred revenues which resulted in the realization of an associated deferred tax asset and a corresponding valuation allowance release as SeaChange began to follow the same method for both book and tax purposes for recognizing revenue for maintenance service contracts. SeaChange had an effective income tax rate of 40% for the year ended January 31, 2005 before recording the adjustment discussed above. For the year ended January 31, 2004, the effective tax rate was favorably impacted by the utilization of the Company's remaining federal net operating loss carryforwards. As of January 31, 2005, we continued to record a full valuation allowance against our net deferred tax assets primarily due to the uncertainties related to our ability to continue to generate pre-tax income for fiscal 2006 and thereafter.

Quarterly Results of Operations

The following table presents unaudited financial information for the quarterly periods in the fiscal years ended January 31, 2005 and January 31, 2006. The fiscal year 2006 operating expenses differ from the amount reported in our earnings release, issued March 14, 2006, by an additional $209,000 of interest expense recorded in connection with our patent infringement litigation accrual. The results for any quarter are not necessarily indicative of future quarterly results, and we believe that period-to-period comparisons should not be relied upon as an indication of future performance.

	Three months ended							
	April 30, 2004	July 31, 2004	October 31, 2004	January 31, 2005	April 30, 2005	July 31, 2005	October 31, 2005	January 31, 2006
	(in thousands, except per share amounts)							
Revenue	$41,639	$43,027	$42,597	$30,040	$31,512	$26,195	$35,321	$ 33,236
Gross profit	18,786	19,780	20,905	11,986	13,508	9,181	14,610	14,832
Operating expenses	13,933	14,218	15,207	15,775	15,558	16,851	18,234	18,823
Net income (loss)	3,207	3,344	5,549	(2,162)	(578)	(6,556)	(2,108)	(3,075)
Earnings (loss) per share—Basic	0.12	0.12	0.20	(0.08)	(0.02)	(0.23)	(0.07)	(0.11)
Earnings (loss) per share—Diluted	0.11	0.12	0.19	(0.08)	(0.02)	(0.23)	(0.07)	(0.11)

We have experienced significant variations in revenues, expenses and operating results from quarter to quarter and such variations are likely to continue. A significant portion of our revenues have been generated from a limited number of customers, and it is difficult to predict the timing of future orders and shipments to these and other customers. Customers can cancel or reschedule shipments, and development or production difficulties could delay shipments. During the quarterly periods outlined above, we experienced variations in our revenues from primarily related to the decline in our revenues from video-on-demand and broadcast products, partially offset by revenues contributed by acquisitions completed during fiscal 2006.

We have also experienced significant variations in our quarterly product gross margins. Changes in pricing policies, the product mix, the timing and significance of new product introductions and product enhancements, and fluctuations in the number of systems affects manufacturing efficiencies and, accordingly, gross profits. Quarterly services gross margins have historically fluctuated significantly because installation and training service revenue varies by quarter while the related costs are relatively consistent by quarter. During the last two quarters of fiscal 2006, our services gross margin was positively impacted by the higher margins from the ODG business acquired in September 2005.

During the quarterly periods outlined above, we generally experienced sequential increases in our operating expenses. Operating expenses, also vary somewhat with the number, timing and significance of new product and product enhancement introductions by us and our competitors, increased competition, the gain or loss of significant customers, the hiring of new personnel, the acquisition of businesses, and general economic conditions. Our selling and marketing costs fluctuate from quarter to quarter as a result of commissions related to our revenues, large tradeshows that take place in the first and third quarter of the year and significant promotional costs that are incurred for new product introductions. All of the above factors are difficult for us to forecast, and these or other factors may have a materially adverse effect on our business, financial condition and results of operations for one quarter or a series of quarters. Only a small portion of our expenses vary with revenues in the short-term and there would likely be a material adverse effect on our operating results if future revenues are lower than expectations.

Based upon all of the forgoing, we believe that quarterly revenues and operating results are likely to vary significantly in the future and that period-to-period comparisons of our results of operations should not be relied upon as indications of future performance.

Liquidity and Capital Resources

Historically, we have financed our operations and capital expenditures primarily with the proceeds from sales of our common stock and cash flows generated from operations. During fiscal 2006, cash and cash equivalents decreased $72.0 million from $93.6 million at January 31, 2005 to $21.6 million at January 31, 2006 largely due to cash used in operating activities and investing activities, including our net loss, the acquisitions of Liberate and ODG, the equity investments in Casa Systems, Minerva Networks, Insite One, and the purchase of the Acton facility. Working capital decreased to $45.8 million at January 31, 2006 from $126.6 million at January 31, 2005.

Net cash used in operating activities was $20.0 million for the fiscal year ended January 31, 2006 compared to net cash provided by operating activities of $14.9 million for the fiscal year ended January 31, 2005. The net cash used for operating activities in the fiscal year ended January 31, 2006 was the result of a net loss of $12.3 million, adjusted for non-cash expenses including depreciation and amortization of $9.1 million, and the changes in certain operating assets and liabilities. The significant changes in assets and liabilities that used cash from operations included an increase in accounts receivable and unbilled receivables of $7.8 million, primarily attributable to accounts receivable and unbilled receivables from ODG and Liberate, our newly acquired businesses, an increase in inventories of $5.1 million, primarily due to the inventory reclassified to fixed assets for use as research and development equipment, and an increase in prepaid expenses and other assets of $7.2 million which included $3.8 million of acquired software for resale. These items that used cash from operations were offset by decreases in accrued expenses and customer deposits of $2.9 million and $2.0 million, respectively. It is typical for us to experience fluctuations in our monthly operating results primarily due to the timing of receiving customer orders and the related shipment of these customer orders. As a result of these monthly fluctuations, we may experience significant increases or decreases in our inventories as a result of the timing of the procurement of components for anticipated orders for both our product segments and increases or decreases in our accounts receivable balances and customer deposits as a result of the timing of receiving customer orders during the period and of customer payments. We expect that the video-on-demand products within the Broadband segment will continue to require a significant amount of cash to fund future product development and additional capital expenditures for engineering equipment, quality systems and customer services test systems to meet higher forecasted revenue levels.

Net cash used in investing activities was $53.5 million for the fiscal year ended January 31, 2006 and $8.4 million for the fiscal year ended January 31, 2005. Investment activity for fiscal 2006 consisted primarily of the $23.7 million acquisition of substantially all of the assets of Liberate Technologies' non-North American business, the $7.5 million step acquisition of ODG, net of cash acquired, capital expenditures of $13.4 million, including the purchase of land and a building for our new corporate headquarters in Acton, Massachusetts, and investments in Casa Systems of $8.2 million and Insite One, Inc. of $2.0 million, partially offset by net maturities and sales of marketable securities, the repayment of a loan by an affiliate and a release of restricted cash.

Net cash provided by financing activities was $1.5 million for the fiscal year ended January 31, 2006 compared to $5.5 million for the fiscal year ended January 31, 2005. In fiscal 2006, the cash provided by financing activities included approximately $1.7 million in proceeds from the issuance of common stock in connection with stock option exercises and the employee stock purchase plan, partially offset by repayments of capital lease obligations of $209,000.

In the fourth quarter of fiscal 2004, we renewed our revolving line of credit with Citizens Bank (a subsidiary of the Royal Bank of Scotland Group plc) for a two year period ended December 1, 2005, and increased the committed amount from $10.0 million to $15.0 million. Loans made under this revolving line of credit bear interest at a rate per annum equal to the bank's prime rate which was 7.5% on January 31, 2006. Borrowings under this line of credit are collateralized by substantially all of our assets. The loan agreement requires that we provide Citizens Bank with certain periodic financial reports and comply with certain financial ratios including a minimum level of earnings before interest, taxes and depreciation and amortization on a trailing twelve month basis, when amounts are outstanding under the loan agreement. In the first quarter of fiscal 2007, we renewed our revolving line of credit with Citizens Bank (a subsidiary of the Royal Bank of Scotland Group plc) through June, 2007, for the committed amount of $15.0 million. As of January 31, 2006, we were not in compliance with the financial covenants but obtained a waiver from the bank for the quarter ended January 31, 2006. There are currently no amounts outstanding under the revolving line of credit.

On September 23, 2005, we purchased 72.4% of the outstanding capital stock of the ON Demand Group Limited ("ODG"), a company incorporated under the laws of the United Kingdom. As a result of this purchase, we owned 100% of ODG at January 31, 2006. ODG is a London-based aggregator of television content that provides movies and other television programming for on-demand and pay-per-view services throughout Europe.

Under the terms of the purchase agreement, we acquired the outstanding shares in ODG we did not previously own in exchange for approximately $14.0 million in cash consideration, including transaction costs of $500,000. The purchase agreement also provides for additional contingent consideration if ODG meets certain annual performance goals related to net income over three measurement periods ending January 31, 2008. We may pay up to a maximum aggregate contingent consideration of $11,000,000 (based on the exchange rate in effect at January 31, 2006), including up to 50% payable in shares of our common stock, par value $0.01 per share, with the remainder payable in cash provided that the performance goals are met. The contingent consideration is comprised of three installments, each to be made annually, beginning with the year ending January 31, 2006, for an annual baseline amount of $2.2 million, $2.2 million and $4.3 million, respectively. These amounts are subject to upward and downward adjustment based on the actual net income related performance of ODG, as clarified in the agreement, during these periods, provided that the aggregate maximum contingent consideration payable is the sum of these baseline amounts plus a maximum of $2.3 million. The contingent consideration will be recorded as an additional cost of the purchase and charged to goodwill if the performance measures are met by ODG and it becomes payable. On January 31, 2006, the first earnout measurement period ended, and we recorded $2.8 million of additional purchase price as goodwill based upon ODG's net income for the initial annual performance period ended January 31, 2006. Payment of this earnout is due within seventy-five business days of January 31, 2006.

In July 2005, we acquired substantially all of the assets of Liberate Technologies' business outside of North America. At the time of the transaction, Liberate Technologies was a leading provider of software for digital cable systems. Under the terms of the purchase agreement, we acquired certain customer contracts, patents and other intellectual property, and assumed certain limited liabilities related to Liberate's business outside of North America in exchange for approximately $23.7 million in cash consideration.

In June 2005, we purchased for $8.9 million real property located at 50 Nagog Park Drive in Acton, Massachusetts. The building on the property is approximately 120,000 square feet, and this site is our new corporate headquarters. All operations and personnel currently that were located at the facility in Maynard, Massachusetts were relocated to the new property in Acton, Massachusetts in February 2006.

In February 2005, we entered into a Stock Purchase Agreement with InSite One, Inc. ("InSite"), an off-site medical imaging and data services company. As part of the agreement, we invested $2.0 million for 5.9 million shares of 8% cumulative convertible preferred stock of InSite representing approximately 11% of the total capital stock of the InSite. The preferred shares are convertible to common stock based upon defined conversion factors subject to adjustment as defined in the agreement.

In January 2005, we executed a Secured Loan Agreement with Casa Systems, Inc. ("Casa"), a Massachusetts development stage company that specializes in video-on-demand products within the telecommunications and television markets. The original total loan commitment was $1.9 million and $750,000 was drawn at the end of fiscal year 2005. During the first quarter of fiscal 2006, we increased the total loan commitment to $2.4 million, and Casa drew down the remaining $1.7 million. In July 2005, we invested $8.2 million, representing a 19.8% ownership interest, in Casa. A portion of the purchase price was satisfied by our surrender and cancellation of the $2.5 million in principal plus accrued interest outstanding pursuant to the Secured Loan Agreement with Casa. The remainder of the purchase price was paid in cash. The investment was made for shares of Casa's convertible preferred stock, convertible at our option into shares of Casa's common stock on a one-to-one basis. At the time of the investment, we also entered into agreements with Casa, its stockholders and its optionholders which grant us the right of first refusal on the issuance of additional shares of Casa securities or transfers of stock or options by holders. In addition, we have a call option exercisable until January 31, 2007 to purchase all of the outstanding stock and options not owned by us for an aggregate price of $92 million.

In January 2005, we entered into a Stock Purchase Agreement with Minerva Networks, Inc. ("Minerva"), a California based company specializing in software products for the telecommunications and television markets. As part of Minerva's Series H preferred financing, we invested $1.0 million for 1.3 million shares of preferred stock of Minerva representing 2.5% of the total capital stock of Minerva. The preferred shares are convertible to 1.3 million shares of common stock under certain conditions as defined in the Stock Purchase Agreement.

At the time of the investment in Minerva, we entered into a Software License Agreement with Minerva in which we agreed to purchase from Minerva a license for its iTV manager Software and related source code for $3.8 million. We capitalized the purchased software for resale and will amortize the amount over the expected life of the software license and source code starting with the first shipment of the product to a customer.

In May 2004, SeaChange acquired all of the outstanding stock of ZQ Interactive, Ltd., a company incorporated in the British Virgin Islands with its principal office in Shanghai, China, for $2.0 million in cash. According to the terms of the purchase agreement, $1.0 million was paid to the sellers at the signing of the purchase agreement and the remaining $1.0 million is to be paid to the sellers in two equal annual installments of $500,000 on the first and second anniversary dates of the signing of the purchase agreement. The first installment of $500,000 was paid out in July 2005.

The following table reflects our current and contingent contractual obligations to make potential future payments (in thousands):

	Payment due by period				
($000's)	Total	Less than one year	One to three years	Three to five years	More than Five years
Non-cancelable lease obligations	$ 951	499	452	—	—
Purchase obligations	$ 5,637	5,637	—	—	—
Acquisition commitments	$11,453	3,304	8,149	—	—
Total	$18,041	9,440	8,601	—	—

The purchase obligations include open, non-cancelable purchase commitments from our suppliers. The acquisition commitments primarily include estimated maximum additional contingent consideration obligations in the event ODG achieves specified annual performance thresholds in the future. In addition, exercise of the call option on Casa before January 2007 would require additional debt or equity financing.

We believe that existing funds combined with available borrowings under the revolving line of credit and cash provided by future operating activities are adequate to satisfy our working capital, potential acquisitions and capital expenditure requirements and other contractual obligations for the foreseeable future, including at least the next 24 months.

Effects of Inflation

Our management believes that financial results have not been significantly impacted by inflation and price changes.

New Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No.151, "Inventory Costs—an Amendment of ARB No.43, Chapter 4" ("FAS 151"). FAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Our adoption of the provisions of FAS 151 is not expected to have a material impact on our financial position or results of operations.

In December 2004, the FASB issued SFAS No.123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123 (R) replaces SFAS 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No.25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The provisions of this Statement are effective for us beginning in the first quarter of fiscal 2007. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No.107 ("SAB 107") relating to the adoption of SFAS 123R. We plan to use the modified prospective method and Black-Scholes multiple option model to adopt this new standard and expect the adoption will have a material impact on our consolidated results of operations. We anticipate that upon adoption of SFAS 123(R), we will recognize share-based compensation cost on a straight-line basis over the requisite service period of the award. For the historical impact of share-based compensation expense, see "Note 2. Summary of Significant Accounting Policies." Uncertainties, including our future share-based compensation strategy, stock price volatility, estimated forfeitures and employee stock option exercise behavior, make it difficult to determine whether the share-based compensation expense that we will incur in future periods will be similar to the SFAS 123 pro forma expense disclosed in Note 2 of the Consolidated Financial Statements. In addition, the amount of stock-based compensation expense that would have been recorded in future periods will be reduced by our acceleration of certain unvested and "out-of-the-money" stock options in January 2006 as disclosed in "Note 11. Stock Plans" of the Consolidated Financial Statements. We are currently in the process of evaluating the impact of SFAS 123(R). We expect the adoption will have a material impact on our results of operations, financial condition and liquidity.

In December 2004, the FASB issued SFAS No.153, *Exchange of Nonmonetary Assets, an Amendment of APB Opinion No.29, "Accounting for Nonmonetary Transactions."* SFAS No.153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No.153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. The adoption of SFAS No.153 did not have a material impact on our financial condition, results of operations and liquidity.

In May 2005, the FASB issued SFAS No.154, *Accounting Changes and Error Corrections.* SFAS No.154 replaces APB Opinion No.20, *Accounting Changes*, and FASB Statement No.3, *Reporting Accounting Changes in Interim Financial Statements,* and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. FAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

ITEM 7A. Quantitativeand Qualitative Disclosures About Market Risk

We face exposure to financial market risks, including adverse movements in foreign currency exchange rates and changes in interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results. Our primary exposure has historically been associated with product sales arrangements denominated in the local currency where the functional currency of the foreign subsidiary is the U.S. dollar (as most of our revenues are in U.S. dollars) and operating expenses in Europe and Asia. In light of the higher proportion of our international businesses due, in part, to the recent acquisitions of European-based business from Liberate Technologies and ODG, we expect the risk of any adverse movements in foreign currency exchange rates to have a greater impact on our operating results in the future. Historically, we have not hedged specific currency exposures as gains and losses on foreign currency transactions have not been material to date. At January 31, 2005 and January 31, 2006, we had $0 outstanding related to variable rate U.S.dollar denominated debt. As there were no amounts outstanding at January 31, 2005 and 2006 related to variable rate debt, there was no interest rate exposure.

The carrying amounts reflected in the consolidated balance sheet of cash and cash equivalents, short-term marketable securities, trade receivables and trade payables approximate fair value at January 31, 2006 due to the short maturities of these instruments. We maintain investment portfolio holdings of various issuers, types, and maturities. Our cash and marketable securities include cash equivalents, which we consider to be investments purchased with original maturities of three months or less. Given the short maturities and investment grade quality of the portfolio holdings at January 31, 2006, a sharp rise in interest rates should not have a material adverse impact on the fair value of our investment portfolio. Additionally, our long term marketable investments, which are carried at the lower of cost or market, have fixed interest rates, and therefore are not subject to any interest rate exposure. As a result, we do not currently hedge these market risk exposures. At January 31, 2006, we had $14.6 million in short-term marketable securities and $24.7 million in long-term marketable securities.

ITEM 8. Financial Statements and Supplementary Data

The Company's Financial Statements and Schedules, together with the independent registered public accounting firm report thereon, appear at pages 53 through 90, and 91, respectively, of this Form 10-K. The supplementary financial information required by Item 302 of Regulation S-K is included in this Annual Report under Item 7.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

ITEM 9A. Controls and Procedures

(A) Evaluation of Disclosure Controls and Procedures

We evaluated the effectiveness of our disclosure controls and procedures, as defined in the Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 13a-15(e), as of the end of the period covered by this annual report on Form 10-K. William C. Styslinger, III, our Chief Executive Officer, and William L. Fiedler, our Chief Financial Officer, participated in this evaluation. Based upon that evaluation, Messrs. Styslinger and Fiedler concluded that our disclosure controls and procedures were effective as of the end of the period covered by the report.

(B) Report of Management on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

In accordance with SEC responses to frequently asked questions regarding the evaluation of internal controls of entities subject to a business combination, our evaluation excludes ON Demand Group, Limited, of which we acquired the remaining 72.4% of outstanding capital stock to own 100% on September 23, 2005, from our assessment of internal controls over financial reporting as of January 31, 2006. ON Demand Group, Limited is a wholly-owned subsidiary whose total assets and total revenues represent 12 percent and 3 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended January 31, 2006.

Our internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of January 31, 2006. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Based on our assessment, management concluded that, as of January 31, 2006, our internal control over financial reporting was effective based on those criteria.

Our management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

(C) Attestation Report of the Registered Public Accounting Firm

See Report on Page 53.

(D) Changes in Internal Control over Financial Reporting

As a result of the evaluation completed by management, and in which Messrs. Styslinger and Fiedler participated, we have concluded that there were no changes during the fiscal quarter ended January 31, 2006 in our internal control over financial reporting, which have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. Other Information

None.

PART III

ITEM 10. Directors and Executive Officers of the Registrant

Information concerning the directors of SeaChange is hereby incorporated by reference from the information contained under the heading "Election of Directors" in SeaChange's definitive proxy statement related to SeaChange's Annual Meeting of Stockholders to be held on or about July 12, 2006 which will be filed with the Commission within 120 days after the close of the fiscal year (the "Definitive Proxy Statement").

Certain information concerning directors and executive officers of SeaChange is hereby incorporated by reference to the information contained under the headings "Occupations of Directors and Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" in our Definitive Proxy Statement.

ITEM 11. Executive Compensation

Information concerning executive compensation is hereby incorporated by reference to the information contained under the headings "Compensation and Other Information Concerning Directors and Officers", "Compensation of Directors", "Compensation and Option Committee Report", "Stock Performance Graph", "Compensation Committee Interlocks and Insider Participation" and "Options and Stock Plans" in the Definitive Proxy Statement.

ITEM 12. Security and Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information concerning security ownership of certain beneficial owners and management is hereby incorporated by reference to the information contained under the headings "Securities Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" in the Definitive Proxy Statement.

ITEM 13. Certain Relationships and Related Transactions

Information concerning certain relationships and related transactions is hereby incorporated by reference to the information contained under the heading "Certain Relationships and Related Transactions" in the Definitive Proxy Statement.

ITEM 14. Principal Accountant Fees and Services

Information concerning Principal accountant fees and services is hereby incorporated by reference to the information contained under the heading "Ratification of Appointment of Independent Registered Public Accounting Firm" in the Definitive Proxy Statement.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a)(1) INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following Consolidated Financial Statements of the Registrant are filed as part of this report:

(a)(2) INDEX TO FINANCIAL STATEMENT SCHEDULE

The following Financial Statement Schedule of the Registrant is filed as part of this report:

Schedules not listed above have been omitted because the information requested to be set forth therein is not applicable or is shown in the accompanying Consolidated Financial Statements or notes thereto.

(a)(3) INDEX TO EXHIBITS

See attached Exhibit Index of this Annual Report on Form 10-K.

(b) EXHIBITS

The Company hereby files as part of this Form 10-K the Exhibits listed in Item 15 (a) (3)above. Exhibits which are incorporated herein by reference can be inspected and copied at the public reference facilities maintained by the Securities and Exchange Commission (the "Commission"), 450 Fifth Street, Room 1024, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates.

(c) FINANCIAL STATEMENT SCHEDULES

The Company hereby files as part of this Form 10-K the consolidated financial statements schedule listed in Item 15 (a) (2) above, which is attached hereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, SeaChange International, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April17, 2006

SEACHANGE INTERNATIONAL, INC.

By: /s/ WILLIAM C. STYSLINGER, III

William C. Styslinger, III
President, Chief Executive Officer,
Chairman of the Board and Director

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William C. Styslinger, III and William L. Fiedler, jointly and severally, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K and to file same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title(s)	Date
/s/ WILLIAM C. STYSLINGER, III **William C. Styslinger, III**	President, Chief Executive Officer, Chairman of the Board and Director (Principal Executive Officer)	April 17, 2006
/s/ WILLIAM L. FIEDLER **William L. Fiedler**	Chief Financial Officer (Principal Financial and Accounting Officer)	April 17, 2006
/s/ MARTIN R. HOFFMANN **Martin R. Hoffmann**	Director	April 17, 2006
/s/ CARMINE VONA **Carmine Vona**	Director	April 17, 2006
/s/ THOMAS F. OLSON **Thomas F. Olson**	Director	April 17, 2006
/s/ MARY PALERMO COTTON **Mary Palermo Cotton**	Director	April 17, 2006

EXHIBIT INDEX

Exhibit No.	Description
3.1	—Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.3 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
3.2	—Certificate of Amendment, filed May 25, 2000 with the Secretary of State in the State of Delaware, to the Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 4.1 to the Company's Quarterly Report on 10-Q previously filed on December 15, 2000 with the Commission (Filed No. 000-21393) and incorporated herein by reference).
3.3	—Amended and Restated By-laws of the Company (filed as Exhibit 3.5 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
4.1	—Specimen certificate representing the Common Stock (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
4.2	—Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 3.3 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
4.3	—Certificate of Amendment, filed May 25, 2000 with the Secretary of State in the State of Delaware, to the Amended and Restated Certificate of Incorporation of the Company (filed as Exhibit 4.2 to the Company's registration statement on Form S-3 previously filed on December 6, 2000 with the Commission (Filed No. 333-51386) and incorporated herein by reference).
10.1	—2005 Equity Compensation and Incentive Plan (filed as Appendix A to the Company's Proxy Statement on Schedule 14A previously filed May 27, 2005 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.2	—Form of Restricted Stock Unit Agreement pursuant to the Company's 2005 Equity Compensation and Incentive Plan (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed December 14, 2005 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.3*	—Form of Incentive Stock Option Agreement pursuant to the Company's 2005 Equity Compensation and Incentive Plan.
10.4*	—Form of Non-Qualified Stock Option Agreement pursuant to the Company's 2005 Equity Compensation and Incentive Plan.
10.5	—Amended and Restated 1995 Stock Option Plan (filed as Annex B to the Company's Proxy Statement on Form 14a previously filed on May 31, 2001 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.6	—Form of Incentive Stock Option Agreement pursuant to SeaChange's Amended and Restated 1995 Stock Option Plan (filed as Exhibit 99.1 to the Company's Current Report on Form 8-K filed on October 6, 2004 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.7	—Form of Non-Qualified Stock Option Agreement pursuant to SeaChange's Amended and Restated 1995 Stock Option Plan (filed as Exhibit 99.2 to the Company's Current Report on Form 8-K filed on October 6, 2004 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.8	—Form of Lockup Agreement (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed February 1, 2006 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.9	—1996 Non-Employee Director Stock Option Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).

Exhibit No.	Description
10.10	—Second Amended and Restated 1996 Employee Stock Purchase Plan of the Company (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 previously filed on March 1, 2001 with the Commission (File No. 333-56410) and incorporated herein by reference).
10.11	—Loan and Security Agreement, dated as of October 22, 2001, by and between Citizens Bank of Massachusetts and the Company (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q previously filed on December 13, 2001 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.12	—Amendment No. 1, dated as of June 14, 2002, by and between the Company and Citizen's Bank of Massachusetts, to that certain Loan and Security Agreement, dated as of October 22, 2001, by and between the Company and Citizen's Bank of Massachusetts (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q previously filed on September 13, 2002 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.13	—Amendment No. 2, dated as of April 21, 2003, between the Company and Citizen's Bank of Massachusetts, to that certain Loan and Security Agreement, dated as of October 22, 2001 by and between the Company and Citizen's Bank of Massachusetts (filed as Exhibit 10.7 to the Company's Annual Report on Form 10-K previously filed on May 1, 2003 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.14	—Amendment No. 3, dated as of December 1, 2003, between the Company and Citizens Bank of Massachusetts, to that certain Loan and Security Agreement, dated as of October 22, 2001 by and between the Company and Citizens Bank of Massachusetts (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on December 15, 2003 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.15*	—Amendment No. 8, dated as of April 14, 2006, between the Company and Citizens Bank of Massachusetts, to that certain Loan and Security Agreement, dated as of October 22, 2001, by and between the Company and Citizens Bank of Massachusetts.
10.16**	—Video-on-Demand Purchase Agreement, dated as of December 1, 2000, by and between the Company and Comcast Cable Communications of Pennsylvania, Inc. (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on December 15, 2000 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.17	—Stock Purchase Agreement, dated as of February 28, 2001, by and between the Company and Comcast SC Investment, Inc. (filed as Exhibit 10.15 to the Company's Registration Statement on Form S-1 previously filed on March 1, 2001 with the Commission (File No. 333-56410) and incorporated herein by reference).
10.18	—License Agreement dated May 30, 1996 between Summit Software Systems, Inc. and the Company (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1 previously filed on November 4, 1996 with the Commission (File No. 333-12233) and incorporated herein by reference).
10.19	—Lease Agreement dated May 28, 1998 between Robert Quirk, Trustee of Maynard Industrial Properties Associates Trust and the Company (filed as Exhibit 10.3 to the Company's Annual Report on Form 10-K previously filed on March 24, 1999 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.20	—Articles of Association of ON Demand Group Limited, as adopted by special resolution passed on October 28, 2002 (filed as Exhibit 2.2 to the Company's Current Report on Form 8-K previously filed on November 13, 2002 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.21	—Agreement for the Purchase and Sale of Share Capital of The ON Demand Group Limited, dated as of September 23, 2005, by and among the Company, Anthony Kelly, Andrew Birchall and the other parties set forth on the signature pages thereto (filed as Exhibit 2.1 to the Company's Current Report on Form 8-K previously filed September 29, 2005 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.22	—Series A Convertible Preferred Stock Purchase Agreement, dated as of July 6, 2005, by and between the Company and Casa Systems, Inc. (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q previously filed September 9, 2005 with the Commission (File No. 000-21393) and incorporated herein by reference).

Exhibit No.	Description
10.23	—Change-in-Control Severance Agreement, dated as of July 30, 2004, by and between the Company and William L. Fiedler (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on September 9, 2004 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.24	—Change-in-Control Severance Agreement, dated as of July 30, 2004, by and between the Company and Ira Goldfarb (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on September 9, 2004 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.25	—Change-in-Control Severance Agreement, dated as of July 30, 2004, by and between the Company and Bruce Mann (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on September 9, 2004 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.26	—Change-in-Control Severance Agreement, dated as of July 30, 2004, by and between the Company and William C. Styslinger, III (filed as Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed on September 9, 2004 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.27	—Change-in-Control Severance Agreement, dated as of March 13, 2006, by and between the Company and Kevin Bisson (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed March 9, 2006 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.28	—Management Transition Agreement, dated as of January 30, 2006, by and between the Company and William L. Fiedler (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K previously filed February 1, 2006 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.29	—Executive Services Agreement, dated as of September 23, 2005, by and between On Demand Management Limited and Andrew Birchall (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K previously filed September 29, 2005 with the Commission (File No. 000-21393) and incorporated herein by reference).
10.30	—Executive Services Agreement, dated as of September 23, 2005, by and between On Demand Management Limited and Anthony Kelly (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K previously filed September 29, 2005 with the Commission (File No.000-21393) and incorporated herein by reference).
21.1	—List of Significant Subsidiaries (filed as Exhibit 21.1 to the Company's Annual Report on Form 10-K/A previously filed on April 14, 2000 with the Commission (File No. 000-21393) and incorporated herein by reference).
23.1*	—Consent of PricewaterhouseCoopers LLP.
24.1	—Power of Attorney (included on signature page).
31.1*	—Certification Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	—Certification Pursuant to Rule 13a-14(a) of the Exchange Act, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1*	—Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2*	—Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* Provided herewith.

** Confidential treatment requested as to certain portions of the document, which portions have been omitted and filed separately with the Commission.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of SeaChange International, Inc.:

We have completed integrated audits of SeaChange International Inc.'s 2006 and 2005 consolidated financial statements and of its internal control over financial reporting as of January 31, 2006, and an audit of its 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index at Item 15(a)(1) present fairly, in all material respects, the financial position of SeaChange International, Inc. and its subsidiaries at January 31, 2006 and January 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the Report of Management on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of January 31, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of January 31, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in the Report of Management on Internal Control over Financial Reporting, management has excluded ON Demand Group, Limited from its assessment of internal control over financial reporting as of January 31, 2006 because it was acquired by the Company in a purchase business combination during 2006. We have also excluded ON Demand Group Limited from our audit of internal control over financial reporting. ON Demand Group, Limited is a wholly-owned subsidiary whose total assets and total revenues represent 12 percent and 3 percent, respectively, of the related consolidated financial statement amounts as of and for the year ended January 31, 2006.

PricewaterhouseCoopers LLP
Boston, Massachusetts
April 17, 2006

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEET
(in thousands, except share and per share data)

	January 31, 2006	January 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 21,594	$ 93,561
Restricted cash	500	1,000
Marketable securities	14,596	26,052
Accounts receivable, net of allowance for doubtful accounts of $405 at January 31, 2006 and $649 at January 31, 2005	30,109	24,635
Unbilled receivables	4,363	412
Inventories	19,299	19,458
Income taxes receivable	2,781	4,085
Prepaid expenses and other current assets	7,441	4,665
Total current assets	100,683	173,868
Property and equipment, net	27,191	15,814
Marketable securities	24,689	14,299
Investments in affiliates	12,812	4,661
Intangible assets, net	18,904	480
Goodwill	20,379	1,882
Other assets	5,363	1,301
Total assets	$210,021	$212,305
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of lines of credit and obligations under capital lease	$ —	$ 209
Accounts payable	10,016	10,717
Income taxes payable	2,843	2,575
Accrued litigation reserve	7,986	7,681
Other accrued expenses	11,255	4,611
Customer deposits	2,170	165
Deferred revenue	20,045	21,342
Deferred tax liability	556	—
Total current liabilities	54,871	47,300
Deferred tax liabilities, long-term	1,353	—
Total liabilities	56,224	47,300
Commitments and contingencies (Note 12)		
Stockholders' equity:		
Convertible preferred stock, 5,000,000 shares authorized, none issued or outstanding	—	—
Common stock, $0.01 par value; 100,000,000 shares authorized; 28,451,930 and 28,174,946 shares issued and outstanding at January 31, 2006 and 2005, respectively	285	282
Additional paid-in capital	177,013	174,455
Accumulated deficit	(22,264)	(9,455)
Deferred stock-based compensation	(775)	—
Accumulated other comprehensive loss	(462)	(277)
Total stockholders' equity	153,797	165,005
Total liabilities and stockholders' equity	$210,021	$212,305

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(in thousands, except per share data)

	Fiscal Year ended January 31,		
	2006	2005	2004
Revenues:			
Products	$ 73,516	$113,764	$112,227
Services	52,748	43,539	35,939
	126,264	157,303	148,166
Costs of revenues:			
Products	45,858	60,141	64,927
Services	28,275	25,705	22,647
	74,133	85,846	87,574
Gross profit	52,131	71,457	60,592
Operating expenses:			
Research and development	34,378	29,424	26,030
Selling and marketing	18,646	18,053	16,653
General and administrative	14,241	10,323	9,138
Amortization of intangible assets	2,201	1,333	1,599
	69,466	59,133	53,420
Income (loss) from operations	(17,335)	12,324	7,172
Interest income	2,068	1,004	1,866
Interest expense	(30)	(42)	(132)
Impairment on investment in affiliate	—	—	(313)
Income (loss) before income taxes and equity income (loss) in earnings of affiliate	(15,297)	13,286	8,593
Income tax expense (benefit)	(2,941)	3,200	3,169
Equity income (loss) in earnings of affiliate, net of tax	39	(148)	137
Net income (loss)	$ (12,317)	$ 9,938	$ 5,561
Earnings (loss) per share:			
Basic	$ (0.44)	$ 0.36	$ 0.21
Diluted	$ (0.44)	$ 0.34	$ 0.20
Shares used in calculating:			
Basic earnings (loss) per share	28,303	27,640	26,969
Diluted earnings (loss) per share	28,303	29,053	27,905

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(in thousands, except share data)

	Common Stock							
	Number of shares	Par value	Additional paid-in capital	Accumulated deficit	Deferred stock-based compensation	Accumulated other comprehensive loss	Total Stockholders' Equity	Comprehensive income (loss)
Balance at January 31, 2003	26,762,767	$ 268	$ 161,510	$ (24,954)	$ —	$ (144)	$ 136,680	
Issuance of common stock pursuant to exercise of stock options	319,931	3	1,468	—	—	—	1,471	
Issuance of common stock in connection with the employee stock purchase plan	152,433	2	1,843	—	—	—	1,845	
Issuance of common stock for SeaChange Systems stock	44,234	—	339	—	—	—	339	
Tax benefit from stock options	—	—	250	—	—	—	250	
Change in unrealized loss on marketable securities, net of tax	—	—	—	—	—	(242)	(242)	$ (242)
Translation adjustment	—	—	—	—	—	(17)	(17)	(17)
Net income	—	—	—	5,561	—	—	5,561	5,561
Comprehensive income								$ 5,302
Balance at January 31, 2004	27,279,365	273	165,410	(19,393)	—	(403)	145,887	
Issuance of common stock pursuant to exercise of stock options	562,528	6	4,529	—	—	—	4,535	
Issuance of common stock in connection with the employee stock purchase plan	107,579	1	1,344	—	—	—	1,345	
Issuance of common stock in connection with Comcast stock warrant exercise	225,474	2	3,143	—	—	—	3,145	
Tax benefit from stock options	—	—	29	—	—	—	29	
Change in unrealized gain on marketable securities, net of tax	—	—	—	—	—	208	208	$ 208
Translation adjustment	—	—	—	—	—	(82)	(82)	(82)
Net income	—	—	—	9,938	—	—	9,938	9,938
Comprehensive income								$ 10,064
Balance at January 31, 2005	28,174,946	282	174,455	(9,455)	—	(277)	165,005	
Issuance of common stock pursuant to exercise of stock options	73,012	1	364	—	—	—	365	
Issuance of common stock in connection with the employee stock purchase plan	203,972	2	1,376	—	—	—	1,378	
Issuance of restricted stock units	—	—	818	—	(818)	—	—	
Amortization of unearned compensation on restricted stock units	—	—	—	—	43	—	43	
Adjustment for equity method loss incurred during lag period (Note 6)	—	—	—	(492)	—	—	(492)	
Change in unrealized loss on marketable securities, net of tax	—	—	—	—	—	(101)	(101)	$ (101)
Translation adjustment	—	—	—	—	—	(84)	(84)	(84)
Net loss	—	—	—	(12,317)	—	—	(12,317)	(12,317)
Comprehensive income								$ (12,502)
Balance at January 31, 2006	28,451,930	$ 285	$ 177,013	$ (22,264)	$ (775)	$ (462)	$ 153,797	

The accompanying notes are an integral part of these consolidated financial statements.

SEACHANGE INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
Increase (Decrease) in Cash and Cash Equivalents
(in thousands)

	Year ended January 31,		
	2006	2005	2004
Cash flows from operating activities:			
Net (loss) income	$(12,317)	$ 9,938	$ 5,561
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:			
Depreciation and amortization	6,642	5,917	5,589
Amortization of intangible assets	2,498	1,333	1,599
Inventory write down	988	842	1,340
Amortization of deferred equity discount	—	—	3,795
Tax benefit from stock options	—	29	250
Impairment on investment in affiliate	—	—	313
Amortization of premiums on marketable securities	260	947	—
Deferred taxes	(110)	—	—
Other	4	148	78
Changes in operating assets and liabilities excluding effects of business acquisition:			
Accounts receivable	(3,878)	(8,249)	4,361
Unbilled receivables	(3,951)	(210)	358
Inventories	(5,066)	(3,569)	43
Income taxes receivable	1,304	(4,079)	—
Prepaid expenses and other current assets and other assets	(7,232)	(1,491)	864
Accounts payable	(1,769)	8,312	(7,798)
Income taxes payable	(952)	1,239	1,095
Accrued litigation reserve	305	77	101
Other accrued expenses	2,923	(907)	1,038
Customer deposits	2,005	(236)	(209)
Deferred revenue	(1,680)	4,904	4,813
Net cash (used in) provided by operating activities	(20,026)	14,945	23,191
Cash flows from investing activities:			
Purchases of marketable securities	(24,786)	(9,592)	(8,210)
Maturities and sales of marketable securities	25,488	9,048	7,143
Purchases of property and equipment	(13,424)	(3,944)	(2,736)
Release (deposit) of restricted cash	500	(1,000)	—
Acquisition of business, net of cash acquired	(31,260)	(1,124)	—
Repayment of (loan to) affiliate	750	(750)	—
Investments in affiliates	(10,743)	(1,000)	(797)
Net cash used in investing activities	(53,475)	(8,362)	(4,600)
Cash flows from financing activities:			
Repayments under line of credit and equipment line of credit	—	—	(900)
Repayments of obligations under capital lease	(209)	(399)	(186)
Proceeds from issuance of common stock, net of issuance costs	1,743	5,880	3,316
Net cash provided by financing activities	1,534	5,481	2,230
Net (decrease) increase in cash and cash equivalents	(71,967)	12,064	20,821
Cash and cash equivalents, beginning of period	93,561	81,497	60,676
Cash and cash equivalents, end of period	$ 21,594	$93,561	$81,497
Supplemental disclosure of cash flow information:			
Income taxes paid	$ 405	$ 6,551	$ 1,768
Interest paid	30	42	132
Supplemental disclosure of noncash financing and investing activity:			
Transfer of items originally classified as inventories to fixed assets	4,237	3,196	2,205
Transfer of items originally classified as fixed assets to inventories	11	188	147
Issuance of note payable for acquisition of business	—	1,000	—
Issuance of common stock for SeaChange Systems common stock	—	—	339
Warrant issued in connection with investment in affiliate	—	—	223
Issuance of common stock in connection with warrant exercise	—	3,145	—
Fixed assets acquired under capital lease	—	—	529

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

SeaChange International, Inc. ("SeaChange" or "the Company") is a leading developer, manufacturer and marketer of digital video systems and services including the management, aggregation, licensing, storage and distribution of video, television, gaming and advertising content to cable system operators, telecommunications companies and broadcast television companies. Through January 31, 2006, substantially all of SeaChange's revenues were derived from the sale of hardware, software and systems and related services and movie content to cable system operators, broadcast and telecommunications companies located in the United States of America and internationally.

2. Summary of Significant Accounting Policies

Significant accounting policies followed in the preparation of the accompanying consolidated financial statements are as follows:

Principles of Consolidation

The Company consolidates the financial statements of its wholly owned subsidiaries and all inter-company accounts are properly eliminated in consolidation. SeaChange also holds minority investments in the capital stock of certain private companies having product offerings or customer relationships that have strategic importance. The Company evaluates its equity and debt investments and other contractual relationships with affiliate companies in order to determine whether the guidelines of FASB Interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities," as revised under FIN 46R should be applied in the financial statements. FIN No. 46R addresses consolidation by business enterprises of variable interest entities that possess certain characteristics. A variable interest entity ("VIE") is defined as an entity in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. The primary beneficiary is required to consolidate the financial position and results of the VIE. Since the adoption of FIN 46R in the first quarter of fiscal 2005, the Company concluded that FIN 46R did not require the consolidation of any affiliate company. The Company has concluded that it is not the primary beneficiary for any variable interest entities as of January 31, 2006.

The Company's investments in affiliates include investments accounted for under the cost method and the equity method of accounting. The investments that represent less than a 20% ownership interest of the common shares of the affiliate are carried at cost. Under the equity method of accounting, which generally applies to investments that represent 20% to 50% ownership of the common shares of the affiliate, SeaChange's proportionate ownership share of the earnings or losses of the affiliate are included in equity income (loss) in earnings of affiliates in the consolidated statement of operations.

Revenue Recognition and Allowance for Doubtful Accounts

Revenues from sales of hardware, software and systems that do not require significant modification or customization of the underlying software are recognized when title and risk of loss has passed to the customer, there is evidence of an arrangement, fees are fixed or determinable and collection of the related receivable is considered probable. Revenues from installation, project management, video-on-demand services and training are recognized as these services are performed. Revenue from product maintenance and technical support is deferred and recognized ratably over the period of the related agreements. Customers are billed for installation, training, project management and product maintenance and technical support at the time of the product sale. Revenue from software development contracts that include significant modification or customization, including software product enhancements, is recognized on the efforts expended in relation to the overall efforts for the project to the extent billable under the sales agreement. Efforts are measured based on the time expected to be incurred. For contracts, where some level of profit is assured but we are only able to estimate ranges of amounts of total contract revenue and total contract cost, we use the lowest probable level of profits in accounting for the contract revenues and costs. Shipping and handling costs and other out-of-pocket expenses reimbursed by customers are included in revenues and cost of revenues. Our share of intercompany profits associated with sales and services provided to affiliated companies are eliminated in consolidation in proportion to our equity ownership.

SeaChange's transactions frequently involve the sales of hardware, software, systems and services in multiple element arrangements. Product sales always include at least one year of free technical support and maintenance services. Revenues under multiple element arrangements are allocated to all undelivered elements of the sales arrangement based upon the fair value of those elements. The amounts allocated to undelivered elements, which may include project management, training, installation, maintenance and technical support and certain hardware and software components, are based upon the price charged when these elements are sold separately and unaccompanied by the other elements. The amount allocated to the sales of hardware, software and systems reflects the residual method basis. Under this method, the total arrangement value is allocated first to undelivered elements, based on their fair values, with the remainder being allocated to the delivered elements. The amount allocated to installation, training and project management revenue is based upon standard hourly billing rates and the estimated time required to complete the service. Installation and training services are not essential to the functionality of systems as these services do not alter the equipment's capabilities, are available from other vendors and the systems are standard products. For multiple element arrangements that include software licenses and services where vendor-specific objective evidence of the fair value does not exist to allocate a portion of the fee to the only undelivered element and the only undelivered element is product maintenance and technical support, the entire fee under the multiple element arrangement is recognized ratably over the period which the product maintenance and technical support is expected to be performed. For transactions in which consideration, including equity instruments, is given to a customer, SeaChange accounts for the value of this consideration as an adjustment to revenue in the Consolidated Statement of Operations (see Note 14).

The Company maintains allowances for specific doubtful accounts and general categories of accounts based on estimates of losses resulting from the inability of the Company's customers to make required payments and records these allowances as a charge to general and administrative expenses. The Company monitors payments from customers and assesses any collection issues. The Company performs ongoing credit evaluations of customers' financial condition but generally does not require collateral. For some international customers, the Company requires an irrevocable letter of credit to be issued by the customer before the purchase order is accepted. The Company bases its allowances for doubtful accounts on historical collections and write-off experience, current trends, credit assessments, and other analysis of specific customer situations.

Concentration of Credit Risk

Financial instruments which potentially expose SeaChange to concentrations of credit risk include cash equivalents, investments in treasury bills, certificates of deposits and commercial paper, auction rate securities, trade accounts receivable, accounts payable and accrued liabilities. The Company restricts its cash equivalents and investments in marketable securities to repurchase agreements with major banks and U.S. government and corporate securities which are subject to minimal credit and market risk. For trade accounts receivable, SeaChange evaluates customers' financial condition, requires advance payments from certain of its customers and maintains reserves for potential credit losses. At January 31, 2006 and 2005, SeaChange had an allowance for doubtful accounts of $405,000 and $649,000, respectively, to provide for potential credit losses. Such losses have not exceeded management's expectations to date.

The following table summarizes revenues by significant customer where such revenue exceeded 10% of total revenues of the fiscal year. Revenues from significant customers were generated in the Broadband segment.

	Year ended January 31,		
	2006	2005	2004
Customer A	25%	48%	49%
Customer B	—	—	11%

At January 31, 2006, one customer accounted for 20%, a second customer accounted for 17% and a third customer accounted for 11% of SeaChange's gross accounts receivable balance. At January 31, 2005, one customer accounted for 15% and two customers each accounted for 14% of SeaChange's gross accounts receivable balance.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and disclosure of contingent assets and liabilities. On an ongoing basis, management evaluates these estimates and judgments, including those related to revenue recognition, valuation of inventory and accounts receivable, valuation of investments and income taxes. The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from management's estimates.

Cash Equivalents and Marketable Securities

SeaChange's investment portfolio consists of investments classified as cash equivalents, short-term marketable securities and long-term marketable securities. All highly liquid investments with an original maturity of three months or less when purchased are considered to be cash equivalents. All cash equivalents are carried at cost, which approximates fair value. SeaChange's marketable securities are classified as available for sale and are reported at fair value. Any unrealized gains or losses are included in stockholders' equity as a component of accumulated other comprehensive loss. Any realized gains or losses would be shown in the accompanying consolidated statements of operations in other income or expense. The cost basis, aggregate fair value and unrealized gains and losses for SeaChange's cash equivalents, short- and long-term marketable securities portfolio is shown below (in thousands).

	Cost	Fair Market Value	Unrealized Gain (Loss)
January 31, 2006:			
Cash equivalents	$ 3,336	$ 3,336	$ —
US government agency issues	8,308	8,293	(15)
Corporate debt securities	2,225	2,203	(22)
State and municipal obligations	4,100	4,100	—
Cash equivalents and marketable securities—short-term	17,969	17,932	(37)
US government agency issues	22,984	22,749	(235)
Corporate debt securities	1,936	1,940	4
Marketable securities—long-term	24,920	24,689	(231)
Total cash equivalents and marketable securities	$ 42,889	$ 42,621	$ (268)
January 31, 2005:			
Cash equivalents	$ 1,161	$ 1,161	$ —
US government agency issues	12,413	12,370	(43)
Corporate debt securities	7,601	7,582	(19)
State and municipal obligations	6,100	6,100	—
Cash equivalents and marketable securities—short-term	27,275	27,213	(62)
US government agency issues	10,117	10,039	(78)
Corporate debt securities	4,290	4,260	(30)
Marketable securities—long-term	14,407	14,299	(108)
Total cash equivalents and marketable securities	$ 41,682	$41,512	$ (170)

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. For inventory that has been written down to its net realizable value, SeaChange releases any gain upon sale or disposal of this inventory. Inventories consist primarily of components and subassemblies and finished products held for sale. All of SeaChange's hardware components are purchased from outside vendors.

Property and Equipment

Property and equipment consists of land and buildings, office and computer equipment, leasehold improvements, demonstration equipment, deployed assets and spare components and assemblies used to service SeaChange's installed base. Demonstration equipment consists of systems manufactured by SeaChange for use in marketing and selling activities. Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives. Leasehold improvements are amortized over the shorter of their estimated useful lives or the term of the respective leases using the straight-line method. Deployed assets consist of movie systems owned and manufactured by SeaChange that are installed in a hotel environment. Deployed assets are depreciated over the life of the related service agreements. Capitalized service and spare components are depreciated over the estimated useful lives using the straight-line method. Maintenance and repair costs are expensed as incurred. Significant improvements are capitalized and depreciated. Upon retirement or sale, the cost of the assets disposed of, and the related accumulated depreciation, are removed from the accounts, and any resulting gain or loss is included in the determination of net income.

Costs associated with software developed or obtained for internal use are capitalized when the Company has completed the preliminary project stage and has determined that the project will be completed and used to perform the function intended. Capitalization of such costs ceases when the project is substantially complete and ready for its intended purpose. Post-implementation training, maintenance and other operating costs are expensed as incurred. At January 31, 2006 and 2005, $1.9 million and $1.8 million, respectively, of internal use software costs was capitalized. Accumulated amortization related to these internal use software costs at January 31, 2006 and 2005 were $1.1 million and $464,000, respectively. The related amortization expense was $612,000 and $464,000 for fiscal years ended January 31, 2006 and 2005, respectively. There was no related amortization expense in the fiscal year ended January 31, 2004.

Goodwill and Intangible Assets

SeaChange evaluates goodwill for impairment on, at least, an annual basis. SeaChange evaluates the recoverability of goodwill annually in the fourth quarter for goodwill associated with the acquisition of ZQ Interactive, in the second quarter for goodwill associated with the acquisition of the non-North American business of Liberate Technologies, and in the third quarter for goodwill associated with the acquisition of the On Demand Group Ltd and for the related equity method goodwill associated with Filmflex, or more frequently if events or changes in circumstances, such as declines in sales, earnings or cash flows or material adverse changes in the business climate, indicate that the carrying value of goodwill might be impaired. Goodwill is considered to be impaired when the net book value of a reporting unit exceeds its estimated fair value. Fair values are primarily determined using a discounted cash flow methodology. The determination of discounted cash flows is based on SeaChange's strategic plans and future forecasts. SeaChange completed the annual impairment tests of goodwill associated with ZQ Interactive as of January 31, 2006 and 2005 and determined that no adjustment was required to the carrying value of goodwill based on the analyses performed.

Intangible assets consist of customer contracts, completed technology, patents and trademarks and are reported as part of the Broadband and Services segments. The intangible assets are amortized to cost of sales and operating expenses, as appropriate, on a straight-line or accelerated basis in order to reflect the expected pattern and period that the assets will be consumed.

Software Development Costs

SeaChange develops software for resale in markets that are subject to rapid technological change, new product development and changing customer needs. The time period during which software development costs can be capitalized from the point of reaching technological feasibility until the time of general product release is very short, and consequently, the amounts that could be capitalized are not material to the Company's financial position or results of operations. Therefore, SeaChange has charged all such costs to research and development in the period incurred.

SeaChange also purchases software for resale and capitalizes those costs associated with projects that met technological feasibility. At the end of the fiscal years ended January 31, 2006 and 2005, $5.2 million and $1.4 million, respectively, of purchased software costs were capitalized and amortization expense will be recorded over the period of economic consumption or the life of the agreement whichever results in the higher expense, starting with the first shipment of the product to a customer which is expected in fiscal 2007. No amortization expense was recorded during fiscal years 2006, 2005 or 2004.

Long-lived Assets

SeaChange evaluates property and equipment, intangible assets and other long-lived assets on a regular basis for the existence of facts or circumstances, both internal and external, that may suggest an asset is not recoverable. Factors SeaChange considers important that could trigger the impairment review include:

- significant underperformance relative to historical or projected future operating results;
- significant negative industry or economic trends;
- significant decrease in the market value of the long-lived asset;
- significant adverse change to the extent or manner in which a long-lived asset is being used or in its physical condition;
- significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset;
- significant decline in our stock price for a sustained period;

- significant decline in our technological value as compared to the market; and
- a decline in the Company's market capitalization relative to net book value.

If such circumstances exist, SeaChange evaluates the carrying value of long-lived assets to determine if impairment exists based upon estimated undiscounted future cash flows over the remaining useful life of the assets and compares that value to the carrying value of the assets. If the carrying value of the assets is greater than the estimated future undiscounted cash flows, the assets are written down to their estimated fair value. SeaChange determines the estimated fair value of the assets on a projected discounted cash flow method using a discount rate determined by management to be commensurate with the risk inherent in the current business model. In determining expected future cash flows, assets are grouped at the lowest level for which cash flows are identifiable and independent of cash flows from other asset groups. SeaChange's cash flow estimates contain management's best estimates, using appropriate and customary assumptions and projections at the time.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted statutory tax rates in effect in the year in which the differences are expected to reverse. A deferred tax asset is established for the expected future benefit of net operating loss and credit carryforwards. A valuation reserve against U.S. deferred tax assets, net is required, if, based upon available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

SeaChange does not provide for U.S. federal income taxes on the earnings its non-U.S. subsidiaries that are permanently reinvested in the operations outside the U.S.

The income tax payable includes uncertain tax positions taken that could be challenged by taxing authorities. These probable exposures result from the varying application of statutes, rules, regulations and interpretations. The Company's estimate of the value of its tax contingencies contains assumptions based on past experiences and judgments about potential actions by taxing jurisdictions. It is reasonably likely that the ultimate resolution of these matters may be greater or less than the amount currently accrued.

Stock Compensation

In December of 2004, the FASB issued SFAS No. 123, "Share-Based Payment (Revised 2004)" ("SFAS 123(R)"). SFAS 123(R) requires the Company to measure all employee stock-based compensation awards using a fair value based method and record such expense in its consolidated financial statements as the requisite service to earn the award is provided. Until the adoption of SFAS 123(R) in the first quarter of fiscal 2007, SeaChange will continue to account for its stock option plans and stock purchase plan under the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations and provide pro forma footnote disclosures as though the fair value method under SFAS No. 123, "Accounting for Stock-Based Compensation," ("SFAS 123"), as amended by SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure, An Amendment of SFAS 123", was followed. Non-employee stock awards are accounted for at fair value in accordance with SFAS 123 and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". SeaChange's employee stock purchase plan is a non-compensatory plan and its stock option plans are accounted for using the intrinsic value method under the provisions of APB 25. Had compensation for SeaChange's stock based compensation plans been accounted for at fair value, the amounts reported in the consolidated statement of operations for the years ended January 31, 2006, 2005 and 2004 would have been:

	Year ended January 31,		
	2006	2005	2004
Net (loss) income, as reported	$ (12,317,000)	$ 9,938,000	$ 5,561,000
Add: Stock-based compensation under APB No. 25, net of related tax effect	34,000	—	—
Less: Stock-based compensation expense determined under fair value method for all awards, net of related tax effects	(12,688,000)	(9,100,000)	(8,024,000)
Pro forma net (loss) income	$ (24,971,000)	$ 838,000	$ (2,463,000)
Basic (loss) earnings per share			
As reported	$ (0.44)	$ 0.36	$ 0.21
Pro forma	$ (0.88)	$ 0.03	$ (0.09)
Diluted (loss) earnings per share			
As reported	$ (0.44)	$ 0.34	$ 0.20
Pro forma	$ (0.88)	$ 0.03	$ (0.09)

The fair value of each option granted was estimated on the date of grant assuming a weighted average volatility factor of 68%, 85% to 100% and 100% for the fiscal years ended January 31, 2006, 2005 and 2004, respectively. Additional weighted average assumptions used for grants during the fiscal years ended January 31, 2006, 2005 and 2004, included: dividend yield of 0.0% for all periods; risk-free interest rates of 3.9% for fiscal 2006, 2.7% for fiscal 2005 and 2.0% for fiscal 2004; and an expected option term of 5.6 years for the year ended January 31, 2006 and 7.5 years for the years ended January 31, 2005 and 2004. The expected option term decreased in fiscal 2006 in comparison to prior years due to the adoption of the Company's 2005 Equity Compensation and Incentive Plan (the "2005 Plan") mid-way through fiscal 2006 and to the termination of the Company's 1995 Stock Option Plan (the "1995 Plan"). Stock options granted under the 2005 Plan generally vest over three years and expire seven years from the date of grant, and in contrast, stock options granted under the 1995 Plan generally vest over four years and expire ten years from the date of grant. Consequently, stock options granted from the 2005 Plan (during the second half of fiscal 2006) were valued using a shorter expected term than those granted from the 1995 Plan during fiscal 2006 prior to the termination of the 1995 Plan.

Because additional option grants are expected to be made each year and options vest over several years, the above pro forma disclosures are not necessarily representative of pro forma effects on reported net income (loss) for future years. Additionally, on January 26, 2006, the Company accelerated the vesting of certain unvested stock options with exercise prices equal to or greater than $9.00 per share previously awarded to its employees, including its executive officers and non-employee directors, under the Company's equity compensation plans. Stock options equivalent to 1,354,974 shares of the Company's common stock, including an aggregate of 243,821 options held by executive officers and directors are subject to this acceleration. The acceleration of vesting became effective for stock options outstanding as of January 26, 2006.

The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following the Company's adoption of SFAS 123(R) on February 1, 2006. The Company's aggregate expense that will not be recorded as a result of the acceleration of the vesting of these options is approximately $6.9 million, based on all outstanding options continuing to vest under their original, pre-acceleration vesting terms.

Foreign Currency Translation

SeaChange has determined that the functional currency of all but one of its foreign subsidiaries is the U.S. dollar. Accordingly, SeaChange translates assets and liabilities denominated in local currencies into U.S. dollars at current exchange rates as of each balance sheet date. Revenue and expense items are translated using average exchange rates during the fiscal year. Translation adjustments and transactions gains and losses and any unrealized gains and losses on inter-company receivables are recognized in the consolidated statements and operations and are not material.

For SeaChange's one subsidiary, which uses the British Pound Sterling as its functional currency, SeaChange translates its assets and liabilities into U.S. dollars at current exchange rates as of each balance sheet date. Revenue and expense items are translated using average exchange rates during the year. Cumulative currency translation adjustments are presented as a separate component of stockholders' equity. Transaction gains and losses and unrealized gains and losses on intercompany receivables are recognized in the consolidated statement of operations and are not material.

Comprehensive Income (Loss)

SeaChange presents accumulated other comprehensive income (loss) and total comprehensive income (loss) in the Statement of Stockholders' Equity. Total comprehensive income (loss) consists primarily of net income (loss) cumulative translation adjustments and unrealized gains and losses on marketable securities, net of income tax.

Advertising Costs

Advertising costs are charged to expense as incurred. Advertising costs were $273,000, $224,000 and $172,000 for the years ended January 31, 2006, 2005 and 2004, respectively.

Earnings (Loss) Per Share

Earnings (loss) per share are presented in accordance with SFAS No. 128, "Earnings Per Share", which requires the presentation of "basic" earnings (loss) per share and "diluted" earnings (loss) per share. Basic earnings (loss) per share is computed by dividing earnings (loss) available to common shareholders by the weighted-average shares of common stock outstanding during the period. For the purposes of calculating diluted earnings (loss) per share, the denominator includes both the weighted average number of shares of common stock outstanding during the period and the weighted average number of potential common stock, such as stock options and restricted stock, calculated using the treasury stock method.

For the fiscal year ended January 31, 2006, 6,551,857 common shares issuable upon the exercise of stock options are antidilutive because SeaChange recorded a net loss for the period and, therefore, have been excluded from the diluted loss per share computation. For the fiscal years ended January 31, 2005 and January 31, 2004, 2,220,000 and 1,987,000, respectively, of common shares issuable upon the exercise of stock options are antidilutive and have been excluded from the diluted earnings per share computation as the exercise prices of these common shares were above the market price of the common stock for the periods indicated.

Below is a summary of the shares used in calculating basic and diluted earnings (loss) per share for the periods indicated:

	Year Ended January 31,		
	2006	2005	2004
Weighted average shares used in calculating earnings (loss) per share—Basic	28,303,000	27,640,000	26,969,000
Dilutive common stock equivalents	—	1,413,000	936,000
Weighted average shares used in calculating earnings (loss) per share—Diluted	28,303,000	29,053,000	27,905,000

New Accounting Pronouncements

In November 2004, the FASB issued FASB Statement No. 151, "Inventory Costs—an Amendment of ARB No. 43, Chapter 4" ("FAS 151"). FAS 151 amends ARB 43, Chapter 4, to clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of the provisions of FAS 151 is not expected to have a material impact on SeaChange's financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"). SFAS 123 (R) replaces SFAS 123, "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". SFAS 123(R) requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The provisions of this Statement are effective for SeaChange for the first quarter of fiscal 2007. In March 2005, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 ("SAB 107") relating to the adoption of SFAS 123(R). The Company plans to use the modified prospective method and Black-Scholes multiple options model to adopt this new standard and expects the adoption will have a material impact on the Company's consolidated results of operations. The Company anticipates that upon adoption of SFAS 123(R), it will recognize share-based compensation cost on a straight-line basis over the requisite service period of the award. For the historical impact of share-based compensation expense, see "Note 2. Summary of Significant Accounting Policies."

Uncertainties, including the Company's future share-based compensation strategy stock price volatility, estimated forfeitures and employee stock option exercise behavior, make it difficult to determine whether the share-based compensation expense that the Company will incur in future periods will be similar to the SFAS 123 pro forma expense disclosed in Note 2 of the Consolidated Financial Statements. In addition, the amount of stock-based compensation expense that would have been recorded in future periods will be reduced by the acceleration of certain unvested and "out-of-the-money" stock options in fiscal 2006 as disclosed in "Note 11. Stock Plans" of the Consolidated Financial Statements. SeaChange is currently in the process of evaluating the impact of SFAS 123(R). SeaChange expects the adoption of SFAS 123(R) will have a material impact on SeaChange's results of operations or financial position.

In December 2004, the FASB issued SFAS No. 153, *Exchange of Nonmonetary Assets, an Amendment of APB Opinion No. 29, "Accounting for Nonmonetary Transactions."* SFAS No. 153 is based on the principle that exchange of nonmonetary assets should be measured based on the fair market value of the assets exchanged. SFAS No. 153 eliminates the exception of nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges in fiscal periods beginning after June 15, 2005. The adoption of SFAS No. 153 did not have a material impact on its financial condition, results of operations and liquidity.

In May 2005, the FASB issued SFAS No. 154, *Accounting Changes and Error Corrections.* SFAS No. 154 replaces APB Opinion No. 20, *Accounting Changes*, and FASB Statement No. 3, *Reporting Accounting Changes in Interim Financial Statements*, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 requires retrospective application of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 defines retrospective application as the application of a different accounting principle to prior accounting periods as if that principle had always been used or as the adjustment of previously issued financial statements to reflect a change in the reporting entity. FAS 154 also redefines restatement as the revising of previously issued financial statements to reflect the correction of an error. SFAS 154 is effective for accounting changes and correction of errors made in fiscal years beginning after December 15, 2005.

3. Consolidated Balance Sheet Detail

Inventories consist of the following:

	January 31,	
	2006	2005
Components and assemblies	$13,455,000	$15,315,000
Finished products	5,844,000	4,143,000
	$19,299,000	$19,458,000

Property and equipment consist of the following:

	Estimated useful life (years)	January 31,	
		2006	2005
Land		$ 283,000	$ 283,000
Buildings	20	2,150,000	2,146,000
Office furniture and equipment	5	2,204,000	2,016,000
Computer equipment, software and demonstration equipment	3	38,467,000	31,423,000
Deployed assets	2-7	3,405,000	3,472,000
Service and spare components	5	5,516,000	5,010,000
Leasehold improvements	1-7	2,694,000	2,260,000
Automobiles/truck	5	635,000	505,000
Construction in progress		10,349,000	270,000
		65,701,000	47,385,000
Less—Accumulated depreciation and amortization		(38,510,000)	(31,571,000)
		$ 27,191,000	$ 15,814,000

Construction in progress includes $8.9 million of real property located at 50 Nagog Park Drive in Acton, Massachusetts which was purchased on June 2005. The building has approximately 120,000 square feet, and as of mid-February 2006, has become the Company's new corporate headquarters. All operations and personnel that were located at the facility in Maynard, Massachusetts were relocated to the new property in Acton, Massachusetts in February 2006.

Depreciation and amortization expense of fixed assets was $6,642,000, $5,917,000 and $5,588,000 for the years ended January 31, 2006, 2005 and 2004, respectively. At January 31, 2006 and 2005, SeaChange had $0 and $529,000, respectively of assets under capital leases with accumulated amortization of $0 and $162,000, respectively.

Other accrued expenses consist of the following:

	January 31,	
	2006	2005
Value added tax payable	$ 2,846,000	$ 259,000
Accrued consideration payable to former shareholders in ODG	2,804,000	—
Other accrued expenses	5,605,000	4,352,000
	$11,255,000	$ 4,611,000

4. Segment Information and Significant Customer Information

SeaChange has three reportable segments: Broadband, Broadcast and Services. The Broadband segment develops, markets and sells products to digitally manage, store and distribute digital video for cable system operators and telecommunications companies. The Broadcast segment develops, markets and sells products for the storage, archival, on-air playback of advertising and other video programming for the broadcast television industry. The Services segment provides installation, training, project management, product maintenance and technical support services, and software development, for all of the above products, and movie content services. SeaChange measures profitability of the segments based on their respective gross profit. There were no inter-segment sales or transfers. The Company does not aggregate any of its operating segments for reporting purposes. The following summarizes the revenues and cost of revenues by reportable segment:

	Year ended January 31,		
	2006	2005	2004
Revenues:			
Broadband hardware, software and systems	$ 64,365,000	$100,049,000	$101,790,000
Broadcast hardware, software and systems	9,151,000	13,715,000	10,437,000
Services	52,748,000	43,539,000	35,939,000
	$126,264,000	$157,303,000	$148,166,000
Costs of revenues:			
Broadband hardware, software and systems	$ 36,805,000	$ 51,023,000	$ 58,015,000
Broadcast hardware, software and systems	9,053,000	9,118,000	6,912,000
Services	28,275,000	25,705,000	22,647,000
	$ 74,133,000	$ 85,846,000	$ 87,574,000
Gross profit:			
Broadband hardware, software and systems	$ 27,560,000	$ 49,026,000	$ 43,775,000
Broadcast hardware, software and systems	98,000	4,597,000	3,525,000
Services	24,473,000	17,834,000	13,292,000
	$ 52,131,000	$ 71,457,000	$ 60,592,000

SeaChange does not measure the assets allocated to the segments, other than the goodwill and intangible assets in connection with its acquisitions. The following table summarizes intangible assets and goodwill by reportable segment:

	January 31, 2006	January 31, 2005
	(in thousands)	
Goodwill and Intangible Assets		
Broadband	$ 23,711	$ 2,362
Services	15,572	—
Total	$ 39,283	$ 2,362

The following summarizes revenues by customers' geographic locations:

	Fiscal Year ended January 31,		
	2006	2005	2004
Revenues:			
United States of America	$ 75,817,000	$ 122,245,000	$ 129,511,000
United Kingdom	26,988,000	6,043,000	455,000
Canada and South America	9,733,000	9,238,000	5,603,000
Europe and Middle East (excluding the United Kingdom)	5,896,000	10,694,000	5,112,000
Asia/Pacific and other international locations	7,830,000	9,083,000	7,485,000
	$ 126,264,000	$ 157,303,000	$ 148,166,000

5. Investments in Affiliates

Casa Systems. In January 2005, SeaChange executed a Secured Loan Agreement with Casa Systems, Inc. ("Casa"), a Massachusetts development stage company that specializes in video-on-demand products within the telecommunications and television markets. The original total loan commitment was $1.9 million and $750,000 was drawn at the end of fiscal year 2005. During the first quarter of fiscal 2006, the total loan commitment was increased to $2.4 million, and Casa drew down the remaining $1.7 million. In July 2005, SeaChange invested $8.2 million, representing a 19.8% ownership interest in Casa. A portion of the purchase price was satisfied by SeaChange's surrender and cancellation of the Secured Loan Agreement with Casa for $2.5 million in principal and accrued interest outstanding. The remainder of the purchase price was paid in cash. The investment is represented by shares of convertible preferred stock, and the shares are convertible at SeaChange's option into shares of Casa's common stock on a one-to-one basis. The convertible preferred stock accrues dividends at the rate per annum of $0.3832 per share and the payment of the cumulative accruing dividends must be declared by the Board of Directors of Casa. At the time of the investment, SeaChange also entered into agreements with Casa, its stockholders and its optionholders which grant SeaChange the right of first refusal on the issuance of additional shares of Casa securities or transfers of stock or options by holders. In addition, SeaChange has an call option exercisable until January 31, 2007 to purchase all of the outstanding stock and options not owned by SeaChange for an aggregate price of $92 million.

In February 2005, SeaChange entered into a Supply Agreement with Casa in which Casa would provide certain products to SeaChange at agreed upon prices, which are at fair value. SeaChange was granted exclusive rights in July 2005 to sell these products in North America until January 31, 2007, and SeaChange will maintain this exclusivity as long as the Company meets certain sales levels over this time period.

SeaChange reviewed the Preferred Stock Purchase Agreement and related agreements and the Supply Agreement, discussed above, with Casa and determined that Casa was a variable interest entity ("VIE") as defined by the accounting guidance of FIN No. 46R. SeaChange concluded that it is not the primary beneficiary in Casa. Consequently, SeaChange accounts for this investment under the cost method of accounting.

Minerva. In January 2005, SeaChange entered into a Stock Purchase Agreement with Minerva Networks, Inc. ("Minerva"), a California based company specializing in software products for the telecommunications and television markets. As part of Minerva's Series H preferred financing, SeaChange invested $1.0 million for 1.3 million shares of preferred stock of Minerva representing 2.5%

of the total capital stock of Minerva. The preferred shares are convertible to 1.3 million shares of common stock under certain conditions as defined in the Stock Purchase Agreement. SeaChange accounts for this investment under the cost method of accounting. At the time of the investment in Minerva, SeaChange entered into a Software License Agreement with Minerva in which SeaChange agreed to purchase from Minerva a license for its iTV manager Software and related source code for $3.8 million. The payment for the license and source code is conditional upon the acceptance of the software by SeaChange which was completed at the beginning of the second quarter of fiscal 2006. The Company capitalized the purchase of the license and source code and will amortize the amount over the expected life of the software license and source code starting with the first shipment of the product to a customer.

Insite One. In February 2005, SeaChange entered into a Stock Purchase Agreement with InSite One, Inc. ("InSite"), an off-site medical imaging and data services company. As part of the agreement, SeaChange invested $2.0 million for 5.9 million shares of 8% cumulative convertible preferred stock of InSite, which represents approximately 11% of the total capital stock of the Company. The preferred shares are convertible to common stock based upon defined conversion factors subject to adjustment as defined in the agreement. SeaChange accounts for this investment under the cost method of accounting. In conjunction with the Stock Purchase Agreement, SeaChange and InSite entered into a Master Purchase Agreement in which InSite agreed to purchase SeaChange video-on-demand products and services under the terms and conditions defined in the agreement. SeaChange did not record any revenues under the terms of this agreement in fiscal 2006, but expects to begin recognizing revenues in fiscal 2007.

Filmflex. In September 2005, SeaChange acquired the remaining 72.4% of outstanding capital stock of ODG that it did not own. As a result of this step acquisition of ODG, SeaChange holds a 33.3% investment in Filmflex, a company based in the United Kingdom. Filmflex was founded in 2004 by ODG, Columbia Pictures Corporation Limited and the Walt Company Limited to provide high-quality movies for use in on-demand service. Each of the investors owns 33.3% of Filmflex, and the investment agreement includes a put and call provision for the sale of ODG's ownership percentage provided certain conditions are met. Filmflex provides its on-demand content from the libraries of Sony Pictures Television International, Sony Classics, Walt Disney Television International, Warner Brothers, Pathe, MGM, Dreamworks, Hollywood Pictures, Touchstone Pictures, Miramax Film Corporation, Buena Vista International Inc., Paramount Pictures, Columbia Pictures, TriStar, Icon and other sources. In January 2005, ODG and Filmflex executed an outsourcing services agreement in which ODG provides Filmflex with financial planning, scheduling, marketing, production and operations support services. ODG's share of profits from this agreement in proportion to its equity ownership interest is eliminated in consolidation. SeaChange's original investment in Filmflex reflects the historical basis of ODG's recorded assets and liabilities; whereas, the additional investment in Filmflex that resulted from the step acquisition of ODG was recorded at its estimated fair value as of the date of the acquisition of ODG. The Company determined the fair value of Filmflex and Filmflex's customer contracts based on the net present value of the expected future cash flows. The value of the customer contracts was recorded as an intangible asset with the balance of the Filmflex fair value recorded as goodwill.

In connection with the step acquisition of ODG, SeaChange reconsidered its investments and other contractual arrangements with Filmflex and determined that Filmflex was not a VIE and SeaChange would not be the primary beneficiary as defined by the accounting guidance of FIN No. 46R. Consequently, SeaChange accounts for this investment under the equity method of accounting. SeaChange's proportionate share of Filmflex's income is reported one month in arrears.

Visible World. In fiscal 2002, SeaChange entered into a Joint Development and Marketing Agreement with Visible World. The purpose of the partnership is to integrate the advertising insertion product offerings that SeaChange offers with the software technologies of Visible World, which would enable advertisers an end-to-end solution for providing target advertising to their customers. The agreement is terminable on 90-days notice given by either party. In conjunction with the arrangement, Visible World issued SeaChange a fully vested warrant to purchase one million shares of Series B Preferred Stock at an exercise price of $0.01 per share. The warrant expires at the earliest of a) the consummation of a qualified public offering, as defined in the agreement, by Visible World, b) the sale of Visible World, as defined in the warrant agreement and c) 10 years. Because the issuance of the warrant to SeaChange under the terms of the agreement is in exchange for services to be provided by SeaChange, the warrant is accounted for under the guidance of EITF 00-08, "Accounting by a Grantee for an Equity Instrument to be Received in Conjunction with Providing Goods or Services." Management determined the fair value of the warrant as of the date of the grant based on available financial information using the Black-Scholes valuation model. The assumptions used in this valuation included: a fair value of Visible World stock of $0.50 per share, a weighted average volatility factor of 100%, a dividend yield of 0.0%, a risk-free interest rate of 4.22%, and an expected warrant term of 5 years. SeaChange recorded the value of the warrant of $493,000 as an investment in affiliate and deferred revenue. SeaChange is recognizing the deferred revenue over a five year period, the expected term of the services ending in the fourth quarter of fiscal year 2007.

In the third quarter of fiscal 2004, Visible World completed the first phase of a private financing in which it raised $4.6 million in exchange for preferred stock. As a result of the financing, SeaChange determined that the fair value of the warrant had declined and recorded a $313,000 charge related to the other than temporary loss on the investment. In connection with this financing, SeaChange's warrant to purchase one million shares of Series B preferred stock of Visible World was amended to be exercisable for one million shares of common stock of Visible World; and SeaChange exercised the warrant to purchase the one million shares of Visible World common stock. SeaChange subsequently exchanged 95,517 shares of Visible World common stock for 1,192,311 shares of Series A-1 Preferred Stock. In addition, as part of Visible World's private financing, SeaChange invested $96,000 for an additional 1,192,311 shares of Series A-1 Preferred Stock. In the fourth quarter of fiscal 2004, SeaChange and Visible World signed a revised Marketing Agreement in which SeaChange agreed to receive warrants to purchase 2.8 million shares of preferred stock of Visible World in lieu of future royalties that would have been earned by SeaChange relating to revenue earned by Visible World in accordance with an agreement between Visible World and Comcast Cable Corporation ("Comcast"). The warrants will vest over the five year term of the agreement between Visible World and Comcast. SeaChange estimated the fair value of these warrants to be $223,000 and included the amount in investments in affiliates with an offsetting amount included in deferred revenue. SeaChange will recognize the deferred revenue over a five year period, the term of the agreement. On May 5 , 2005, in conjunction with a round of additional financing, Visible World had an across the board reverse stock split in a ratio of 12.48271 to 1 which reduced the number of shares and warrants owned by SeaChange as follows: common stock from 904,483 shares to 72,459 shares; preferred stock from 2.4 million shares to 191,034 shares and warrants from 2.8 million to 225,000. This split, by itself, did not change SeaChange's proportional ownership. As of January 31, 2006, SeaChange owned less than 5% of the common and preferred stock of Visible World and is accounting for this investment under the cost method of accounting.

SeaChange periodically reviews indicators of the fair value of its investments in affiliate companies in order to assess whether available facts or circumstances, both internally and externally, may suggest an other than temporary decline in the fair value of the investment. There was no indication of other than temporary declines in fair value as of January 31, 2006.

6. Acquisitions

ON Demand Group Limited

On September 23, 2005, SeaChange purchased the remaining 72.4% of the outstanding capital stock of the ON Demand Group Limited ("ODG"), a company incorporated under the laws of the United Kingdom. As a result of this step acquisition, SeaChange owned 100% of ODG at January 31, 2006. ODG is a London-based aggregator of television content that provides movies and other television programming for on-demand and pay-per-view services throughout Europe. Since 2002, SeaChange held a 27.6% ownership interest in ODG. The step acquisition of the remaining 72.4% ownership interest will provide SeaChange with a broader range of service offerings that complement its existing video-on-demand products and services.

Under the terms of the purchase agreement, SeaChange acquired the outstanding shares in ODG it did not previously own in exchange for approximately $14.0 million in cash consideration, including transaction costs of $500,000. The agreement also provides for additional contingent consideration if ODG meets certain annual performance goals related to net income in three specified measurement periods over the period ending January 31, 2008. SeaChange may pay up to a maximum aggregate contingent consideration of $11,000,000 (based on the exchange rate in effect at January 31, 2006), including up to 50% payable in shares of SeaChange common stock, par value $0.01 per share, with the remainder payable in cash provided that these performance goals are met. The contingent consideration is comprised of three installments, each to be made annually, beginning with the year ended January 31, 2006, for annual baseline amounts of $2.2 million, $2.2 million and $4.3 million, respectively. These amounts are subject to upward and downward adjustment based on the actual net income related performance of ODG, as clarified in the agreement, during these periods, provided that the aggregate maximum contingent consideration payable is the sum of these baseline amounts plus a maximum of $2.3 million. The contingent consideration will be recorded as an additional cost of the purchase and recorded as goodwill if the performance measures are met by ODG and it becomes payable. On January 31, 2006, the first earnout measurement period ended, and the Company recorded an additional $2.8 million of goodwill to reflect the additional payment due within seventy-five business days of January 31, 2006, based on the actual performance reported by ODG.

As a result of this purchase, SeaChange acquired a 33.3% equity investment in Filmflex. The investment agreement includes a put option for ODG and a call option for the other two investors in Filmflex for the sale of ODG's ownership interest provided certain conditions are met. If either of these options is exercised and the sale price exceeds a certain threshold, up to twenty percent of the proceeds will be recorded as additional consideration payable for the step acquisition of ODG and recorded as goodwill.

Prior to the acquisition on September 23, 2005, SeaChange owned 27.6% of ODG and accounted for the investment under the equity method of accounting. The Company's proportionate share of equity income (loss) in ODG was recorded two months in arrears. As a result, SeaChange's condensed consolidated statement of operations for fiscal 2006 includes three quarters of ODG equity loss of $75,000 based upon ODG's net loss for the nine months ended August 31, 2005.

In addition, SeaChange also recorded its proportionate share of ODG's loss of $490,000 for the lag period from September 1, 2005 to the date of acquisition of September 23, 2005. Given that the Company's Statement of Operations already includes nine months of its proportionate share of ODG's net loss, this charge was recorded directly to accumulated deficit in order to conform the fiscal reporting periods.

The acquisition was accounted for as a step acquisition under the purchase method of accounting which requires that SeaChange's pre-acquisition investment (27.6%) be allocated at historical cost and that the 72.4% step acquisition be allocated at fair value. Accordingly, as a wholly owned subsidiary, the financial position and results of operations of ODG have been consolidated subsequent to the acquisition date.

During the fourth quarter of fiscal 2006, the Company completed its allocation of the purchase price to the assets acquired and liabilities assumed based upon estimates of fair values as of September 23, 2005 and the addition of the contingent consideration earned as of January 31, 2006, as follows:

(Amounts in thousands)	
Consideration exchanged:	
Cash payment	$ 13,555
Cash payment—contingent consideration obligation to be paid	2,804
Transaction costs	494
Purchase Price	16,853
Liabilities assumed	(2,508)
Cash acquired	4,706
Deferred tax liabilities	(2,019)
Estimated fair value of equity investment in Filmflex	634
Tangible assets acquired	1,375
Estimated fair value of identifiable intangible assets acquired—ODG customer contracts	1,440
Estimated fair value of identifiable intangible assets acquired—ODG trademark and completed technology	936
Estimated fair value of identifiable intangible assets acquired—Filmflex customer contracts	4,355
Goodwill	$ 7,934

The Company determined the fair value of the intangible assets based on the net present value of the expected future cash flows over the expected lives of the intangible assets. The following table reflects the estimated fair values of the acquired intangible assets and related estimates of useful lives:

(Amounts in thousands)	Useful Life–Economic Consumption Basis	Estimated Fair Value
Customer contracts	1-8 years	$ 5,795
Completed technology	4 years	648
Trademarks	5 years	288
		$ 6,731

Since the amortizable intangible assets are non-deductible for tax purposes, the Company recorded a deferred tax liability and goodwill in the amount of $2.0 million associated with this permanent tax difference. During the fourth quarter of fiscal 2006, the Company recorded additional goodwill for the initial earnout installment of $2.8 million payable as of January 31, 2006. SeaChange determined that the goodwill includes the value of ODG's work force and expected synergies in global sales and marketing, especially within the European market, and in software development activities. The goodwill generated from the acquisition is not tax deductible. The acquired assets are part of the Company's Services segment.

Pro forma results of operations are not presented as the acquisition of ODG was determined not to be significant to the Company's consolidated financial statements.

Liberate Technologies Non-North America Business

On July 12, 2005, SeaChange acquired substantially all of the assets of Liberate Technologies' business outside of North America. The acquisition enables SeaChange to combine Liberate's middleware software platform with SeaChange's digital video delivery systems and video-on-demand software applications. Under the terms of the agreement, SeaChange acquired certain customer contracts, patents and other intellectual property, and assumed certain liabilities related to Liberate's business outside of North America in exchange for approximately $23.7 million in cash consideration, including transaction costs of $192,000. As part of the agreement, SeaChange cannot license or sell the purchased intellectual property in North America for a period of five years. The acquisition was accounted for under the purchase method of accounting. Accordingly, the financial position and results of operations of Liberate Technologies former non-North American business have been consolidated subsequent to the acquisition date.

The purchase price was allocated as follows:

(Amounts in thousands)	At July 12, 2005
Consideration exchanged:	
Cash payment	$ 23,555
Transaction costs	192
Purchase price	$ 23,747
Liabilities assumed	(104)
Estimated fair value of tangible assets acquired	364
Estimated fair value of identifiable intangible assets acquired—customer contracts	12,800
Estimated fair value of identifiable intangible assets acquired—completed technology	1,200
Estimated fair value of identifiable intangible assets acquired—trademarks	200
Goodwill	$ 9,287

Company determined the fair value of the intangible assets based on the net present value of the expected future cash flows over the expected lives of the intangible assets. The following table reflects the estimated fair values of the acquired intangible assets and related estimates of useful lives:

(Amounts in thousands)	Useful Life–Economic Consumption Basis	Estimated Fair Value
Customer contracts	3-8 years	$ 12,800
Completed technology	6 years	1,200
Trademarks	5 years	200
		$ 14,200

SeaChange determined that the goodwill included the value of Liberate's work force and expected synergies in the product development and marketing of product offerings. The acquired assets are part of the Company's Broadband segment. The goodwill is not tax deductible.

The following pro forma revenue, net (loss) income and (loss) earnings per share for years ended January 31, 2006 and 2005, give effect to the merger of SeaChange and Liberate Technologies' non-North American business as if it occurred on February 1, 2004:

(Amounts in thousands)	January 31, 2006	January 31, 2005
Pro forma revenues	$ 126,992	$ 163,399
Pro forma net (loss) income	$ (17,312)	$ 5,632
Pro forma (loss) earnings per share:		
Basic	$ (0.61)	$ 0.20
Diluted	$ (0.61)	$ 0.19

The pro forma net (loss) income and (loss) earnings per share for each period presented includes adjustments for amortization of intangibles, interest income and tax rate changes. This pro forma information does not purport to indicate the results that would have actually been obtained had the acquisition been completed on the assumed date or for the periods presented, or which may be realized in the future.

ZQ Interactive, Ltd.

On May 17, 2004, SeaChange acquired all of the outstanding stock of ZQ Interactive, Ltd., a company incorporated in the British Virgin Islands with its principal office in Shanghai, China, for $2.0 million in cash. According to the terms of the purchase agreement, $1.0 million was paid to the sellers at the signing of the purchase agreement and the remaining $1.0 million is to be paid to the sellers in two equal annual installments of $500,000 on May 17, 2005 and 2006. The first $500,000 installment was paid in July 2005. The acquisition was accounted for under the purchase method of accounting. Accordingly, the financial position and results of operations of ZQ Interactive have been consolidated subsequent to the acquisition date. SeaChange allocated $56,000 of the purchase price to the acquired tangible net assets and liabilities including cash, accounts receivable, prepaid expenses and accounts payable. In addition, $520,000 of the purchase price was allocated to the acquired intellectual property. The Company determined the value of the intellectual property based on the net present value of the expected cash flows of the intellectual property over the expected life of five years. The intellectual property intangible asset will be amortized over a five year period on an accelerated basis as the assets will be consumed. The remaining purchase price of $1.6 million including acquisition costs of approximately $200,000 was determined to be goodwill, relating primarily to the assembled workforce and market synergies. The acquired assets are part of the Broadband segment. The goodwill is not deductible for tax purposes. Pro forma results of operations are not presented as the amounts are not material to the Company's consolidated financial statements.

7. Goodwill and Intangible Assets

At January 31, 2006 and 2005, the Company had goodwill of $20.4 million and $1.9 million, respectively. The changes in the carrying amount of goodwill for the years ended January 31, 2006 and 2005 are as follows:

	Broadband Segment	Service Segment	Total
		(in thousands)	
Balance at January 31, 2004	$ 253	$ —	$ 253
Goodwill acquired—ZQ Interactive	1,629	—	1,629
Balance at January 31, 2005	$ 1,882	—	$ 1,882
Goodwill acquired—Liberate	9,287		9,287
Goodwill related to reclassification of ODG equity method goodwill		1,276	1,276
Goodwill acquired—ODG		7,934	7,934
Balance at January 31, 2006	$ 11,169	$ 9,210	$ 20,379

At January 31, 2006 and 2005, the Company had recorded net intangible assets of $18.9 million and $480,000 respectively, consisting of customer contracts, patents, completed technology and trademarks.

Intangible assets, net, consisted of the following:

	Estimated Useful Life and Amortization Basis	Gross Intangible Asset	Accumulated Amortization	Net Intangible Asset
			(in thousands)	
January 31, 2005				
Patents	2 - 4 years using straight-line basis	$ 5,423	$ 5,414	$ 9
Completed technology	4 - 6 years using economic consumption life basis	1,152	1,001	151
Trademarks and other	5 years using economic consumption life basis	520	200	320
		$ 7,095	$ 6,615	$ 480

	Estimated Useful Life and Amortization Basis	Gross Intangible Asset	Accumulated Amortization	Net Intangible Asset
			(in thousands)	
January 31, 2006				
Patents	2 - 4 years using straight-line basis	$ 5,423	$ 5,423	$ —
Customer contracts	1 - 8 years using economic consumption life basis	18,594	1,948	16,646
Completed technology	4 - 6 years using economic consumption life basis	2,999	1,343	1,656
Trademarks and other	5 years using economic consumption life basis	1,008	406	602
		$28,024	$ 9,120	$ 18,904

Amortization expense for intangible assets was $2.5 million, $1.3 million and $1.6 million for the years ended January 31, 2006, 2005 and 2004, respectively. Amortization expense is estimated to be approximately $6.3 million in fiscal 2007, $3.5 million in fiscal 2008, $2.7 million in fiscal 2009, $2.7 million in fiscal 2010, $1.7 million in fiscal 2011 and $1.0 million in fiscal 2012.

8. Lines of Credit and Long-Term Bank Debt

In the third quarter of fiscal year 2002, SeaChange entered into a $10.0 million revolving line of credit with Citizens Bank (a subsidiary of The Royal Bank of Scotland Group plc) that expired in October 2003. In the fourth quarter of fiscal 2004, the Company renewed the revolving line of credit with Citizens Bank (a subsidiary of the Royal Bank of Scotland Group plc) for a two year period, ending December 1, 2005, and increased the committed amount from $10.0 million to $15.0 million. Loans made under this revolving line of credit bear interest at a rate per annum equal to the bank's prime rate, 7.5% on January 31, 2006. Borrowings under this line of credit are collateralized by substantially all of SeaChange's assets. In the period ending January 31, 2006, the existing revolving credit line was extended through April 28, 2006. As of January 31, 2006, SeaChange had no borrowings outstanding under this revolving line of credit. The loan agreement requires that SeaChange provide Citizens Bank with certain periodic financial reports and comply with certain financial ratios including a minimum level of earnings before interest, taxes and depreciation and amortization on a trailing twelve month basis when amounts are outstanding under the loan agreement. As of January 31, 2006, the Company was not in compliance with the financial covenants but received a limited waiver from the bank for the quarter ending January 31, 2006.

9. Income Taxes

The components of income (loss) before income taxes are as follows:

	Year ended January 31,		
	2006	2005	2004
Domestic	$ (18,542,000)	$ 13,177,000	$ 8,450,000
Foreign	3,245,000	(39,000)	280,000
	$ (15,297,000)	$ 13,138,000	$ 8,730,000

The components of the income tax expense (benefit) are as follows:

	Year ended January 31,		
	2006	2005	2004
Current expense (benefit):			
Federal	$ (3,380,000)	$ 2,467,000	$ 2,052,000
State	—	490,000	843,000
Foreign	439,000	243,000	225,000
	(2,941,000)	3,200,000	3,120,000
Deferred expense (benefit):			
Federal	—	—	49,000
State	—	—	—
Foreign	—	—	—
	—	—	49,000
	$ (2,941,000)	$ 3,200,000	$ 3,169,000

The components of deferred income taxes are as follows:

	January 31, 2006	January 31, 2005
Deferred tax assets:		
Inventories	$ 1,902,000	$ 1,813,000
Allowance for doubtful accounts	155,000	249,000
Deferred revenue	1,824,000	1,540,000
Accrued litigation reserve	3,648,000	3,575,000
Accrued expenses	342,000	258,000
Capitalized intangible costs	1,591,000	1,715,000
Various tax credit carryforwards—federal and state	3,122,000	864,000
State net operating loss carryforwards	466,000	13,000
Foreign net operating loss carryforwards	359,000	354,000
Acquired net operating loss carryforwards and basis differences	3,361,000	3,361,000
Other	112,000	—
Deferred tax assets	16,882,000	13,742,000
Less: Valuation allowance	(15,423,000)	(11,496,000)
Net deferred tax assets	1,459,000	2,246,000
Deferred tax liabilities:		
Property and equipment	1,371,000	2,245,000
Intangible assets	1,912,000	1,000
Deferred tax liabilities	3,283,000	2,246,000
Total net deferred tax liabilities	$ 1,824,000	$ —

SeaChange reviews quarterly the adequacy of the valuation allowance for deferred tax assets. At January 31, 2006, the Company provided a valuation allowance for the full amount of net deferred tax assets recorded in the United States due to the uncertainty of realization of those assets as a result of the current fiscal year's pre-tax losses and uncertainties related to our ability to generate pre-tax income for fiscal 2007 and thereafter. In addition, SeaChange maintains a valuation allowance for the full amount of certain foreign tax assets.

As of January 31, 2006, the Company assessed the need for a valuation allowance based on all available evidence and, as a result, maintained a full valuation allowance against the U.S. deferred tax assets primarily due to the significant pre-tax loss that was recorded in fiscal 2006 and the significant ongoing uncertainties surrounding the ability of the U.S. entity, SeaChange International, Inc., to generate pre-tax income for fiscal 2007 and thereafter. The significant uncertainties surrounding the ability of the U.S. entity to generate pre-tax income in future years includes the timing and magnitude of orders from new customers located primarily outside the United States and from the existing world-wide base. In addition, there may continue to be pricing pressures and competitive new products from existing competitors across all product lines. Revenues for fiscal year 2007 are also dependent upon the timely introduction and customer acceptance of new products within each of the product families. If SeaChange generates sufficient pre-tax income in the future, some portion or all of the valuation allowance could be reversed and a corresponding increase in net income would be reported in future periods.

At January 31, 2006, the Company has indefinitely reinvested $1.2 million of the cumulative undistributed earnings of certain foreign subsidiaries. Such earnings would be subject to U.S. taxes if repatriated to the U.S. Through January 31, 2006, the Company has not provided deferred income taxes on the undistributed earnings of its foreign subsidiaries because such earnings were intended to be permanently reinvested outside the U.S. Determination of the potential deferred income tax liability on these undistributed earnings in not practicable because such liability, if any, is dependent on circumstances existing if and when remittance occurs.

At January 31, 2006, SeaChange had state net operating loss carryforwards of $13.7 million, which expire at various dates through 2026. Utilization of these net operating loss carryforwards may be limited pursuant to provisions of the respective local jurisdiction.

At January 31, 2006, SeaChange had federal and state research and development credit carryforwards of $2.1 million and $589,000, respectively and state investment tax credit carryforwards of $161,000. The federal credit carryforwards will expire at various dates through 2026 if not utilized, while certain state credit carryforwards will expire at various dates through 2021 if not utilized and certain other state credit carryforwards may be carried forward indefinitely. Utilization of these credit carryforwards may be limited pursuant to provisions of the respective local jurisdiction.

The income tax expense (benefit) computed using the federal statutory income tax rate differs from SeaChange's effective tax rate primarily due to the following:

	Year ended January 31,		
	2006	2005	2004
Statutory U.S. federal tax rate	$ (5,354,000)	$ 4,650,000	$ 2,968,000
State taxes, net of federal tax benefits	(516,000)	594,000	408,000
Change in valuation allowance on U.S. net deferred tax assets	4,444,000	(2,927,000)	354,000
Other	448,000	195,000	(22,000)
Alternative Minimum tax	—	638,000	—
Research and development tax credits	(2,332,000)	(122,000)	(670,000)
Foreign tax rate differential	369,000	172,000	131,000
	$ (2,941,000)	$ 3,200,000	$ 3,169,000

SeaChange's effective tax rate was (19%), 24% and 36% in the years ended January 31, 2006, 2005 and 2004, respectively. For the fiscal year 2006, SeaChange's income tax benefit was primarily attributable to operating losses generated during the current fiscal year that are expected to be carried back to recover taxes paid in prior years. Included in income tax expense for fiscal year 2005 was a $2.1 million benefit primarily related to the implementation of a tax law change relating to the tax treatment of deferred revenues which resulted in the realization of a deferred tax asset and a corresponding valuation allowance release as SeaChange began to follow that same method for both book and tax purposes for recognizing revenue for maintenance service contracts.

10. Stockholders' Equity

Stock Authorization

The Board of Directors is authorized to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock, in one or more series. Each such series of preferred stock shall have the number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges to be determined by the Board of Directors, including dividend rights, voting rights, redemption rights and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

Reserved Shares

At January 31, 2006, SeaChange had 7,496,174 shares of common stock reserved for issuance upon the exercise of common stock options and the purchase of stock under the Employee Stock Purchase Plan.

11. Stock Plans

Employee Stock Purchase Plan

In September 1996, SeaChange's Board of Directors adopted and the stockholders approved an employee stock purchase plan (the "Stock Purchase Plan"), effective January 1, 1997 and amended on July 17, 2002 and July 16, 2003, which provides for the issuance of a maximum of 1,100,000 shares of common stock to participating employees who meet eligibility requirements. Employees who would immediately after the grant own 5% or more of the total combined voting power or value of SeaChange's stock and directors who are not employees of SeaChange may not participate in the Stock Purchase Plan. The purchase price of the stock is 85% of the lesser of the average market price of the common stock on the first or last business day of each six-month plan period. During the fiscal years ended January 31, 2006, 2005 and 2004, 203,972, 107,579 and 152,433 shares of common stock, respectively, were issued under the Stock Purchase Plan. As of January 31, 2006, 112,213 shares are available under the Stock Purchase Plan for issuance.

2005 Equity Compensation and Incentive Plan

The 2005 Equity Compensation and Incentive Plan (the "2005 Plan") provides for the grant of incentive stock options, nonqualified stock options, restricted stock, restricted stock units, and "other" non-stock option awards as determined by the plan administrator for the purchase of up to an aggregate of 1,500,000 shares of SeaChange's common stock (but not greater than two percent of the aggregate per fiscal year) by officers, employees, consultants and directors of SeaChange. The Board of Directors is responsible for administration of the 2005 Plan and determining the term of each award, award exercise price, number of shares for which each award is granted and the rate at which each award is exercisable. All awards generally vest ratably over three years.

Option awards may be granted to employees at an exercise price per share of not less than a 100% the fair market value per common share on the date of the grant (not less than 110% for an incentive stock option granted to a 10% or more stockholder). SeaChange may not grant an employee incentive stock options with a fair value in excess of $100,000 that are initially exercisable during any one calendar year. Restricted stock, restricted stock units and other equity-based non-stock option awards may be granted to any officer, employee, director or consultant at an exercise price per share as determined by SeaChange's Board of Directors. No more than twenty-five percent (375,000 shares) of the total authorized shares under the 2005 Plan may be used for grants of restricted stock, restricted stock units or other non-stock option awards.

Awards granted under the 2005 Plan generally expire seven years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of SeaChange's voting stock). As of January 31, 2006, 832,104 options or shares were available for grant under the 2005 Plan.

1995 Stock Option Plan

The Amended and Restated 1995 Stock Option Plan (the "1995 Stock Option Plan") provides for the grant of incentive stock options and nonqualified stock options for the purchase of up to an aggregate of 9,200,000 shares of SeaChange's common stock by officers, employees, consultants and directors of SeaChange. The Board of Directors is responsible for administration of the 1995 Stock Option Plan and determining the term of each option, option exercise price, number of shares for which each option is granted and the rate at which each option is exercisable. Options generally vest ratably over four years. SeaChange may not grant an employee incentive stock options with a fair value in excess of $100,000 that are initially exercisable during any one calendar year.

Incentive stock options may be granted to employees at an exercise price per share of not less than the fair value per common share on the date of the grant (not less than 110% of the fair value in the case of holders of more than 10% of SeaChange's voting stock). Nonqualified stock options may be granted to any officer, employee, director or consultant at an exercise price per share as determined by SeaChange's Board of Directors. Grants of stock options to the Board of Directors under SeaChange's 1995 Stock Option Plan are made pursuant to a policy under which each non-employee director receives a grant of 2,500 stock options per quarter.

Options granted under the 1995 Stock Option Plan generally expire ten years from the date of the grant (five years for incentive stock options granted to holders of more than 10% of SeaChange's voting stock). In July 2005, SeaChange's Board of Directors terminated the 1995 Stock Option Plan and began granting stock options under the Company's 2005 Plan. As of January 31, 2006, no options were available for grant under the 1995 Stock Option Plan.

On January 26, 2006, the Company accelerated the vesting of certain unvested stock options with exercise prices equal to or greater than $9.00 per share that were previously awarded to its employees, including its executive officers and non-employee directors, under the Company's 1995 Stock Option Plan. Stock options equivalent to 1,354,974 shares of the Company's common stock, including an aggregate of 243,821 options held by executive officers and directors are subject to this acceleration. Each director and executive officer has entered into a lock-up agreement that provides that the director or executive officers will refrain from selling the shares of common stock acquired upon the exercise of the accelerated options until the date on which the exercise would have been permitted under the option's pre-acceleration vesting terms or, if earlier, the person's last day of employment with or service to the Company or upon an acquisition of the Company, as defined in the 1995 Stock Option Plan. The acceleration of vesting became effective for stock options outstanding as of January 26, 2006.

The decision to accelerate the vesting of these options was made primarily to reduce non-cash compensation expense that would have been recorded in future periods following the Company's adoption of SFAS 123(R) on February 1, 2006. The Company's aggregate expense that will not be recorded as a result of the acceleration of the vesting of these options is approximately $6.9 million, based on all outstanding options continuing to vest under their original, pre-acceleration vesting terms.

Director Option Plan

In June 1996, SeaChange's Board of Directors adopted and the stockholders approved a director stock option plan (the "Director Option Plan") which provides for the grant of options to full time directors of SeaChange to purchase a maximum of 45,000 shares of common stock under the Director Option Plan. Under the Director Option Plan, participating directors receive an option to purchase 5,062 shares of common stock per annum. Options granted under the Director Option Plan vest as to 33 1/3% of the shares underlying the option immediately upon the date of the grant, and vest as to an additional 8 1/3% of the shares underlying the option at the end of each of the next 8 quarters, provided that the optionee remains a director. Directors will also receive, on each three-year anniversary of such director's option grant date, an additional option to purchase 5,062 shares of common stock, provided that such director continues to serve on the Board of Directors. All options granted under the Director Option Plan have an exercise price equal to the fair value of the common stock on the date of grant and a term of ten years from the date of grant. In May 2002, SeaChange's Board of Directors terminated the director option plan and began granting stock options to the board of directors under the Company's 1995 Stock Option Plan.

Transactions under the 2005 Plan, 1995 Stock Option Plan and the Director Option Plan during the years ended January 31, 2006, 2005 and 2004 are summarized as follows:

	Fiscal Year ended January 31, 2006		Fiscal Year ended January 31, 2005		Fiscal Year ended January 31, 2004	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding at beginning of period	6,046,258	$ 15.78	5,548,346	$ 15.47	4,762,161	$ 16.32
Granted	1,017,496	7.72	1,470,812	14.98	1,411,535	10.78
Exercised	(73,124)	5.00	(562,528)	8.06	(319,931)	6.85
Cancelled	(438,774)	15.30	(410,372)	19.23	(305,419)	15.51
Outstanding at end of period	6,551,857	$ 14.68	6,046,258	$ 15.78	5,548,346	$ 15.47
Options exercisable at end of period	5,495,405		3,071,694		2,586,792	
Weighted average fair value of options granted during the period		$ 6.27		$ 11.32		$ 9.04

The following table summarizes information about employee and director stock options outstanding at January 31, 2006:

	Options outstanding at January 31, 2006			Options exercisable at January 31, 2006	
	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
Range of exercise prices					
$ 0.01 to 6.05	713,292	5.32	$ 4.61	517,905	$ 5.25
6.10 to 6.88	665,955	8.72	6.67	152,889	6.25
6.93 to 8.42	657,274	7.19	7.39	309,275	7.29
9.87 to 12.21	765,751	7.43	11.18	765,751	11.18
12.28 to 13.76	729,501	7.42	13.54	729,501	13.54
14.12 to 15.59	666,077	7.44	15.01	666,077	15.01
15.62 to 17.39	670,216	7.43	16.53	670,216	16.53
17.56 to 22.63	231,627	7.28	19.51	231,627	19.51
23.31 to 23.31	658,270	7.21	23.31	658,270	23.31
24.10 to 39.13	793,894	7.43	30.51	793,894	30.51
	6,551,857	7.28	$ 14.68	5,495,405	$ 16.30

12. Commitments and Contingencies

SeaChange leases certain of its operating facilities and certain office equipment under non-cancelable capital and operating leases, which expire at various dates through 2008. Rental expense under operating leases was $1,831,000, $1,384,000 and $1,374,000 for the years ended January 31, 2006, 2005 and 2004, respectively. Future commitments under minimum lease payments as of January 31, 2006 are as follows:

	Operating
Fiscal Year ended January 31, 2007	$ 499,000
2008	372,000
2009	80,000
Minimum lease payments	$ 951,000

SeaChange has non-cancellable purchase commitments for its inventories of approximately $5.6 million at January 31, 2006. In addition, SeaChange has a contingent consideration commitment to the former shareholders of ODG for approximately $11.0 million based on performance of the ODG business through January 31, 2008. In addition, under the terms of the Filmflex agreement among the studios and ODG, SeaChange could have a contingent consideration to the former shareholders of ODG if the studios exercise their option to acquire the portion of Filmflex owned by ODG

Litigation Regarding SeaChange Patent No. 5,862,312

On June 13, 2000, SeaChange filed in the United States District Court for the District of Delaware a lawsuit against one of SeaChange's competitors, nCube Corp., whereby SeaChange alleged that nCube's MediaCube-4 product infringed a patent held by SeaChange (Patent No. 5,862,312) ("'312") relating to SeaChange's MediaCluster technology. In instituting the claim, SeaChange sought both a permanent injunction and damages in an unspecified amount. nCube made a counterclaim against SeaChange that SeaChange's patent was invalid and that nCube's MediaCube-4 product did not infringe SeaChange's patent. On September 6, 2000, nCube conceded that, based on a claim construction ruling issued by the district court in August 2000, nCube's MediaCube-4 product infringed SeaChange's patent. On September 25, 2000, a jury upheld the validity of SeaChange's patent. On March 28, 2002, the district court denied nCube's motion for a new trial and on September 30, 2002, the district court denied nCube's motions for judgment as a matter of law. The District Court's September 30, 2002 order provided no explanation of the court's reasoning, but indicated that a memorandum opinion would subsequently be issued.

On October 29, 2002, nCube filed a notice of appeal of the district court's September 30, 2002 orders, and also filed a motion with the United States Court of Appeals for the Federal Circuit seeking to stay the appeal pending issuances of the district court's memorandum opinion. On January 29, 2003, the Federal Circuit Court of Appeals issued an order staying nCube's appeal pending issuance of a memorandum opinion by the district court. On November 3, 2003, the Federal Circuit Court of Appeals issued an order dismissing nCube's appeal for lack of jurisdiction, as a final judgment had not yet been entered in the district court case.

On April 7, 2004, the District Court issued its Memorandum Opinion which sets forth its reasoning for the September 30, 2002 order. On April 29, 2004, the District Court entered a judgment denying nCube's claim that the '312 patent is invalid. On May 5, 2004, nCube filed a notice of appeal purporting to appeal from the District Court's April 29, 2004 judgment. On June 29, 2005, the United States Court of Appeals for the Federal Circuit issued its decision on the appeal. The decision reversed the September 2000 finding by the United States District Court of Delaware that nCube's MediaCube-4 product infringed SeaChange's '312 patent, and remanded certain issues back to the District Court. No costs or awards were granted to either SeaChange or nCube. The parties have agreed to a stipulated dismissal of all remaining issues in this matter, without prejudice. Proceedings in the case are complete.

On March 26, 2002, nCube Corp. filed a complaint against SeaChange in the United States District Court for the District of Delaware seeking a declaratory judgment that its redesigned MediaCube-4 product does not infringe U.S. Patent No. 5,862,312 held by SeaChange. The complaint also alleges that nCube has been damaged by a certain statement made by SeaChange's Chief Executive Officer during a public conference call to discuss SeaChange's earnings on March 5, 2002. nCube is seeking a public retraction of the statement and damages in an unspecified amount. On April 15, 2002, SeaChange moved to dismiss all claims on the grounds that the patent-related issues are currently pending before the Court in the lawsuit previously filed by SeaChange, and the district court lacks jurisdiction over the remaining claims. On June 25, 2002, the district court stayed that action pending resolution of the appeal in the previously filed lawsuit. The parties have now agreed to a stipulated dismissal of all remaining issues in this matter, without prejudice. Proceedings in the case will now be complete.

Litigation Regarding nCube Patent No. 5,805,804

On January 8, 2001, nCube Corp. filed a complaint against SeaChange in the United States District Court for the District of Delaware alleging that SeaChange's use of SeaChange's MediaCluster, MediaExpress and Media Server technology each infringe Patent No. 5,805,804 held by nCube ("'804"). In instituting the claim, nCube sought both an injunction and monetary damages. On May 29, 2002, the jury rendered a verdict that SeaChange infringed the nCube '804 patent. The jury determined a reasonable royalty rate of 7% on sales of allegedly infringing video-on-demand products. The jury also determined that damages through January 31, 2002 amounted to approximately $2.0 million and that SeaChange's infringement was willful. In accordance with Statement of Financial Accounting Standards No. 5, "Accounting for Contingencies," ("SFAS No. 5") SeaChange recorded certain charges to reflect this unfavorable jury verdict against SeaChange in the first quarter of fiscal 2003. The charges recorded totaled $14.4 million and included provisions for estimated damages of $2.8 million and treble damages of $5.6 million related to the shipments of the accused video-on-demand systems through April 30, 2002, legal fees of $3.6 million incurred by SeaChange in defense of this patent, including $1.5 million of deferred legal costs included in other assets as of January 31, 2002, and estimated nCube legal fees of $2.0 million, and accrued interest on total damages of $418,000.

In response to certain post-trial motions filed by SeaChange and nCube in 2002, the district court issued on March 31, 2003 two orders in the '804 infringement case and on April 7, 2004 issued the related memorandum opinion explaining the scope of and basis for the orders. The first order ruled on the post-trial motions filed by nCube and SeaChange. The district court denied SeaChange's motion for judgment as a matter of law with regard to literal infringement and validity. However, the court granted SeaChange's motion for judgment as a matter of law with regard to infringement under the doctrine of equivalents, finding that this was not sufficiently established during trial. The district court denied SeaChange's motion for a new trial and awarded nCube enhanced damages of two times the jury award ($4.1 million) and two-thirds of its attorney's fees ($1.8 million). The district court also awarded nCube pre-judgment interest ($62,000) and post-judgment interest, ordering that nCube submit to the court an updated post-judgment interest calculation within twenty (20) days of receipt of the April 7, 2004 memorandum. As detailed below, nCube submitted this updated post-judgment interest calculation on April 27, 2004.

On April 8, 2003, nCube submitted to the district court a post-judgment calculation of damages which applied the 7% royalty rate to the sales of the allegedly infringing video-on-demand products during the months of February, March, April and May of 2002 and which included post-judgment interest through April 8, 2003. nCube's submission calculated the base amount of actual damages to be $2.8 million, resulting in a revised amount of enhanced damages of $5.6 million. nCube's submission also sought post-judgment interest of $34,000.

On April 10, 2003, nCube filed a notice of appeal from the district court orders issued March 31, 2003.

On April 28, 2003, SeaChange filed a notice of appeal, appealing from the judgment and from other adverse rulings by the district court. SeaChange also filed a motion with the Federal Circuit Court of Appeals seeking to stay nCube's appeal pending the issuance of a written opinion by the district court explaining its March 31, 2003 orders. On May 29, 2003, the Court of Appeals allowed SeaChange's motion and ordered the appeals stayed pending the issuance of a memorandum opinion by the district court, which was issued on April 7, 2004.

During fiscal 2006 the stay in the appeal was lifted, and the appeal went forward. Oral arguments were held at the Federal Circuit Court of Appeals on September 7, 2005, and a decision was issued on January 9, 2006. The Federal Circuit, in a 2-1 split decision, affirmed the May 2002 jury verdict. The damages awarded in the previous decision were also affirmed. On January 23, 2006 SeaChange filed a Combined Petition for Panel Rehearing and Rehearing en Banc with the Federal Circuit Court. The Petition was denied on March 1, 2006. The United States Court of Appeals for the Federal Circuit issued its mandate regarding this case on March 8, 2006. On April 6, 2006, the United States District Court for the District of Delaware entered orders for (1) a permanent injunction barring SeaChange from making, using, selling or offering to sell within the United States or importing into the United States the SeaChange Interactive Television System that was found by the jury and adjudged to infringe the adjudicated claims of the '804 patent and (2) damages, attorneys' fees, costs and interest of $8.0 million as of March 17, 2006. Our reserve has been adjusted to fully cover these costs. We expect to make full payment to settle this liability in the quarter ending April 30, 2006. After the original court decision, SeaChange did not ship any of its Interactive Television Systems until it had implemented a revised version which it believes does not infringe the nCube '804 patent. Therefore, SeaChange believes that the injunction will not have an impact on SeaChange's ability to ship product or meet customer demands.

The following is a summary of the accrued litigation reserve through January 31, 2006:

Estimated damages on the accused video-on-demand shipments through April 30, 2002	$ 2,787,000
Estimated treble damages on the accused video-on-demand shipments through April 30, 2002	5,574,000
Estimated legal fees (including write-off of capitalized legal costs and nCube legal fees)	5,621,000
Accrued interest on estimated damages and treble damages through April 30, 2002	418,000
Total charges recorded as of April 30, 2002	14,400,000
Additional accrued interest on estimated damages and treble damages through January 31, 2003	261,000
Adjustment to litigation reserve based on March 31, 2003 court order and April 8, 2003 court filing	(3,537,000)
Legal expenses paid through January 31, 2003	(3,621,000)
Accrued litigation reserve as of January 31, 2003	7,503,000
Additional accrued interest on estimated damages and treble damages through January 31, 2004	101,000
Accrued litigation reserve as of January 31, 2004	7,604,000
Additional accrued interest on estimated damages and treble damages through January 31, 2005	77,000
Accrued litigation reserve as of January 31, 2005	7,681,000
Additional accrued interest on estimated damages and treble damages through January 31, 2006 (as of SeaChange's March 14, 2006 earnings press release)	96,000
Additional accrued interest on estimated damages and treble damages through January 31, 2006 (recorded subsequent to SeaChange's March 14, 2006 earnings press release)	209,000
Accrued litigation reserve as of January 31, 2006	$ 7,986,000

In addition nCube has asserted that SeaChange infringes several other patents and that it may take legal action in the future. SeaChange believes that SeaChange does not infringe any valid claim in these other patents.

C-COR Incorporated has publicly announced that, effective December 31, 2004, it acquired substantially all of the assets of nCube. We do not anticipate any impact of this transaction on the above-described litigation, other than that the opposing side to SeaChange will now be C-COR Incorporated.

Guarantees and Indemnification Obligations

SeaChange provides indemnification, to the extent permitted by law, to its officers, directors, employees and agents for liabilities arising from certain events or occurrences while the officer, director, employee, or agent, is or was serving, at SeaChange's request in such capacity. With respect to acquisitions, SeaChange provides indemnification to or assumes indemnification obligations for the current and former directors, officers and employees of the acquired companies in accordance with the acquired companies' bylaws and charter. As a matter of practice, SeaChange has maintained directors and officer liability insurance coverage including coverage for directors and officers of acquired companies.

SeaChange enters into agreements in the ordinary course of business with customers, resellers, distributors, integrators and suppliers. Most of these agreements require SeaChange to defend and/or indemnify the other party against intellectual property infringement claims brought by a third party with respect to SeaChange's products. From time to time, SeaChange also indemnifies customers and business partners for damages, losses and liabilities they may suffer or incur relating to personal injury, personal property damage, product liability, and environmental claims relating to the use of SeaChange's products and services or resulting from the acts or omissions of SeaChange, its employees, authorized agents or subcontractors. For example, in a letter dated May 16, 2005 from Cablevision Systems Corp., in a letter dated May 19, 2005 from Time Warner Cable, Inc., and in a letter dated July 22, 2005 from Insight Communications Company, Inc., all SeaChange customers, SeaChange was notified that each party was served on May 3, 2005, April 25, 2005 and April 26, 2005 respectively with a complaint by Acacia Media Technologies, Corp. for allegedly infringing U.S. Patent Nos.: 5,132,992; 5,253,275; 5,550,863; and 6,144,702 by providing broadcast video and video-on-demand services to end user customers. These customers have requested SeaChange's support under its indemnification obligations. SeaChange continues to review its potential obligations under its indemnification agreements with these customers, in view of the claims by Acacia and the indemnity obligations to these customers from other vendors that also provided equipment and services to these customers.

SeaChange warrants that its products, including software products, will substantially perform in accordance with its standard published specifications in effect at the time of delivery. Most warranties have at least a one year duration that generally commence upon installation. In addition, SeaChange provides maintenance support to all customers and therefore allocates a portion of the product purchase price to the initial warranty period and recognizes revenue on a straight line basis over that warranty period related to both the warranty obligation and the maintenance support agreement. When SeaChange receives revenue for extended warranties beyond the standard duration, it is deferred and recognized on a straight line basis over the contract period. Related costs are expensed as incurred. As of January 31, 2006 and January 31, 2005, SeaChange had revenue deferrals related to initial and extended warranties of $16.5 million and $18.5 million, respectively.

In the ordinary course of business, SeaChange provides minimum purchase guarantees to certain of its vendors to ensure continuity of supply against the market demand. Although some of these guarantees provide penalties for cancellations and/or modifications to the purchase commitments as the market demand decreases, most of the guarantees do not. Therefore, as the market demand decreases, SeaChange re-evaluates the accounting implications of guarantees and determines what charges, if any, should be recorded.

With respect to its agreements covering product, business or entity divestitures and acquisitions, SeaChange provides certain representations and warranties and agrees to indemnify and hold such purchasers harmless against breaches of such representations, warranties and covenants. Many of the indemnification claims have a definite expiration date while some remain in force indefinitely. With respect to its acquisitions, SeaChange may, from time to time, assume the liability for certain events or occurrences that took place prior to the date of acquisition.

SeaChange provides such guarantees and indemnification obligations after considering the economics of the transaction and other factors including but not limited to the liquidity and credit risk of the other party in the transaction. SeaChange believes that the likelihood is remote that any such arrangement could have a material adverse effect on its financial position, results of operation or liquidity. SeaChange records liabilities, as disclosed above, for such guarantees based on the Company's best estimate of probable losses which considers amounts recoverable under any recourse provisions.

13. Employee Benefit Plan

SeaChange sponsors a 401(k) retirement savings plan (the "Plan"). Participation in the Plan is available to full-time employees who meet eligibility requirements. Eligible employees may contribute up to 25% of their annual salary, subject to certain limitations. SeaChange matches contributions up to 25% of the first 6% of compensation contributed by the employee to the Plan. During the fiscal years ended January 31, 2006, 2005 and 2004, SeaChange contributed $451,000, $439,000 and $380,000, respectively, to the Plan.

14. Comcast Equity Investment and Video-On-Demand Purchase Agreements

In the fourth quarter of fiscal year 2001, SeaChange entered into a video-on-demand purchase agreement with Comcast to provide SeaChange's interactive television video servers and related services. Under the terms of the video-on-demand purchase agreement, Comcast committed to purchase SeaChange equipment capable of serving a minimum of one million cable subscribers by approximately December 2002. In addition, Comcast could earn up to an additional 450,000 incentive common stock purchase warrants through December 2003 based on the number of cable subscribers in excess of one million served by SeaChange's equipment which was purchased by Comcast. In connection with the execution of this commercial agreement, SeaChange entered into a common stock and warrant purchase agreement, dated as of February 28, 2001, with Comcast SC Investment, Inc., whereby Comcast SC agreed to purchase, an aggregate of 756,144 shares of SeaChange's common stock for $10.0 million and Comcast SC received a warrant to purchase 100,000 shares of SeaChange's common stock with an exercise price of $13.225 per share. Under conditions of the arrangement, the number of common shares purchased and the number of common stock purchase warrants and related exercise price were subject to adjustment. In accordance with the agreement, an additional 25,000 common stock purchase warrants were issued as the registration statement had not been declared effective on or before March 31, 2001. On June 13, 2001, the effective date of the registration statement, SeaChange issued an additional 14,667 common stock purchase warrants in accordance with the agreement.

SeaChange determined the intrinsic value of $586,000 related to the 756,144 shares of common stock purchased on February 28, 2001 and measured the fair value of $1.1 million related to the 100,000 common stock purchase warrants as of the closing date and recorded these amounts as contra-equity. On April 30, 2001, SeaChange recorded an additional contra-equity amount of $325,000 for the fair value of the additional 25,000 common stock purchase warrants of SeaChange common stock issued on March 31, 2001, and on June 13, 2001 recorded an additional contra equity amount of $335,000 representing the incremental fair value of the 14,667 common stock purchase warrants of SeaChange common stock issued on that date. The total contra-equity amount of $2.4 million was amortized as an offset to gross revenue in proportion to the revenue recognized from the sale of equipment with respect to the first one million subscribers Comcast has committed to under the video-on-demand purchase agreement.

In the second quarter of fiscal 2003, SeaChange issued Comcast 15,235 incentive common stock purchase warrants based on the number of cable subscribers in excess of the first one million subscribers that will be served by SeaChange equipment. The exercise price of the incentive common stock purchase warrants of $11.94 was based on the average closing market price of SeaChange's common stock for the fifteen trading days ending on the agreed upon determination date of April 26, 2002. SeaChange recorded a contra-equity amount of $126,000 representing the fair value of the additional incentive common stock purchase warrants issued. In August 2002, SeaChange issued Comcast an additional 887 incentive common stock purchase warrants based on the number of cable subscribers in excess of the first one million subscribers that will be served by SeaChange equipment. The exercise price of the incentive common stock purchase warrants of $8.01 was based on the average closing market price of SeaChange common stock for the fifteen trading days ending on the determination date of June 30, 2002. SeaChange recorded $6,000 as an offset to gross product revenue representing the fair value of the 887 additional incentive common stock purchase warrants issued. From July 1, 2002 through October 31, 2003, Comcast earned the remaining 433,878 incentive common stock purchase warrants available under the video-on-demand purchase agreement. The estimated fair value of the common stock purchase warrants was based on the average closing market price of SeaChange's common stock for the last fifteen trading days ended on each of the determination dates of December 31, 2002, June 30, 2003 and December 31, 2003, the final determination date of the agreement.

In the third quarter of fiscal 2005, SeaChange issued Comcast the remaining 433,878 incentive common stock purchase warrants. The original estimate of the value of the warrants was based on management's determination that Comcast earned the incentive common stock warrants when SeaChange's video-on-demand equipment was delivered to Comcast and SeaChange recorded the revenue. SeaChange agreed to revise the number of incentive common stock purchase warrants that were earned and issuable as of each of the determination dates. As a result of this revised agreement, SeaChange determined that the value of the incentive common stock purchase warrants was lower than the amount that was previously recorded, which resulted in a $1.1 million reduction in the accrual estimate and an increase in product revenues in the accompanying income statement.

During the fiscal years ended January 31, 2006, 2005, and 2004, SeaChange recorded $0 million, $0 million and $3.8 million, respectively, as an offset to gross product revenue, which represented the amortization of the deferred equity discount related to the first one million subscribers and the estimated fair value of the additional incentive common stock purchase warrants earned by Comcast based on the number of cable subscribers in excess of the first one million subscribers that will be served by SeaChange equipment. At January 31, 2006, SeaChange has no remaining obligations related to the Comcast equity investment.

Schedule II

SEACHANGE INTERNATIONAL, INC.

VALUATION OF QUALIFYING ACCOUNTS AND RESERVES

	Balance at beginning of period	Charged to costs and expenses	Deductions and write-offs	Recovery	Balance at end of period
Accounts Receivable Allowance:					
Year ended January 31, 2004	$ 1,437,000	$ 350,000	$ (240,000)	$ (350,000)	$ 1,197,000
Year ended January 31, 2005	$ 1,197,000	$ 200,000	$ (434,000)	$ (314,000)	$ 649,000
Year ended January 31, 2006	$ 649,000	$ 100,000	$ (154,000)	$ (190,000)	$ 405,000

Recovery represents amounts collected from customers whose accounts receivable balances had previously been reserved.

	Balance at beginning of period	Additions	Deletions	Adjustments	Balance at end of period
Deferred Tax Asset Valuation Allowance:					
Year ended January 31, 2004	$ 14,519,000	$	$ (66,500)	$	$ 14,452,500
Year ended January 31, 2005	$ 14,452,500	$	$ (2,956,500)	$	$ 11,496,000
Year ended January 31, 2006	$ 11,496,000	$ 3,927,000	$	$	$ 15,423,000

Exhibit 31.1

CERTIFICATION

I, William C. Styslinger, III, certify that:

1. I have reviewed this annual report on Form 10-K of SeaChange International, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 17, 2006

By:

/s/ William C. Styslinger, III

William C. Styslinger, III
President and Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION

I, William L. Fiedler, certify that:

1. I have reviewed this annual report on Form 10-K of SeaChange International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: April 17, 2006

By:

/s/ WILLIAM L. FIEDLER

William L. Fiedler
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of SeaChange International, Inc. (the "*Company*") on Form 10-K for the year ended January 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, William C. Styslinger, III, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WILLIAM C. STYSLINGER, III

William C. Styslinger, III
President and Chief Executive Officer

April 17, 2006

Exhibit 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of SeaChange International, Inc. (the "*Company*") on Form 10-K for the year ended January 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "*Report*"), I, William L. Fiedler, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ WILLIAM L. FIEDLER

William L. Fiedler
Chief Financial Officer

April 17, 2006

(This page intentionally left blank.)

Corporate Information

Board of Directors
Mary Palermo Cotton
Martin R. Hoffmann
Thomas F. Olson
William C. Styslinger, III – Chairman of the Board

Executive Officers
Andrew Thomas Birchall – Senior Vice President
Kevin M. Bisson – Senior Vice President, Finance and Adminstration, Chief Financial Officer, Treasurer and Secretary
Steven M. Davi – Senior Vice President, Software Engineering
William L. Fiedler – Senior Vice President
Ira Goldfarb – Senior Vice President, Worldwide Sales
Yvette Gordon-Kanouff – Senior Vice President and Chief Strategy Officer
Anthony William Kelly – Senior Vice President
Bruce E. Mann – Senior Vice President, Network Storage Engineering
William C. Styslinger, III – Chairman of the Board, President and Chief Executive Officer

HEADQUARTERS
50 Nagog Park
Acton, MA 01720
tel: 1-978-897-0100
fax: 1-978-897-0132

SALES OFFICES
Acton, MA
Baltimore, MD
Belleville, IL
London, UK
Shanghai, China
Tokyo, Japan
Valbonne, France

CUSTOMER SUPPORT FACILITIES
Acton, MA
Singapore
Tokyo, Japan
Valbonne, France

DEVELOPMENT OFFICES
Acton, MA
Fort Washington, PA
Greenville, NH
San Mateo, CA
Shanghai, China

STOCKHOLDERS INFORMATION
Requests for Information about the Company and additional copies of this report should be directed to:
Investor Relations
SeaChange International, Inc.
50 Nagog Park
Acton, MA 01720
tel: 1-978-897-0100
fax: 1-978-897-0132
investorrelations@schange.com

More information is also available at our web site:
www.schange.com

STOCK TRADING INFORMATION
SeaChange International's common stock trades on the Nasdaq Stock Market under the symbol SEAC.

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, L.L.C.
85 Challenger Road
Overpeck Center
Ridgefield Park, NJ 07660

INDEPENDENT ACCOUNTANTS
PricewaterhouseCoopers LLP
125 High Street
Boston, MA 02110

GENERAL COUNSEL
Choate, Hall & Stewart, LLP
Two International Place
Boston, MA 02110

ANNUAL MEETING OF STOCKHOLDERS
The Annual Meeting of the Stockholders of SeaChange International, Inc. will be held on July 12, 2006 at the Company's headquarters at 50 Nagog Park, Acton, MA.

SeaChange®

SeaChange International, Inc. 50 Nagog Park Acton, MA 01720 USA T 1.978.897.0100 F 1.978.897.0132 www.schange.com